Form 10-K, Exhibit 13
period 1994-09-24
NS GROUP INC
filed 1994-12-16
CIK 745026

Exhibit 13

The following are the excerpted portions of the NS Group, Inc.
Annual Report to Shareholders for the fiscal year ended September
24, 1994 which are expressly incorporated by reference into Form
10-K.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

General

The Company operates in two separate business segments:
specialty steel and industrial adhesives. Within the specialty steel segment are the operations of Newport Steel Corporation (Newport), a manufacturer of welded tubular steel products and hot rolled coils; Koppel Steel Corporation (Koppel), a manufacturer of seamless tubular steel products, special bar quality (SBQ) products and semi-finished steel products; and Erlanger Tubular Corporation (Erlanger), a tubular steel product finishing operation. The Company's specialty steel products consist of: (i) seamless and welded tubular goods primarily used in oil and natural gas drilling and production operations, (oil country tubular goods, or OCTG); (ii) line pipe used in the transmission of oil, gas and other fluids; (iii) special bar quality products primarily used in the manufacture of heavy industrial equipment; and (iv) hot rolled coils which are sold to service centers and other manufacturers for further processing. Within the adhesives segment are the operations of Imperial Adhesives, Inc. (Imperial), a manufacturer of industrial adhesives products. See Note 14 to the Consolidated Financial Statements included herein for selected financial information by business segment for the fiscal years 1994, 1993 and 1992.

In October 1993, the Company sold Kentucky Electric Steel Corporation (KES), a manufacturer of SBQ products, to a newly formed public company in exchange for $45,626,000 in cash and 400,000 shares (approximately 8%) of the newly formed public company, then valued at $4,800,000. Reference is made to Note 2 to the Consolidated Financial Statements included herein concerning the Company's sale of KES and its pro forma effect on the Company's financial position and results of operations. The following discussion includes the results of operations of KES for the comparative prior year periods.

Results of Operations

The Company's net sales, cost of products sold and operating results by industry segment for each of the three fiscal years in the period ended September 24, 1994 were as follows:

(In thousands)        1994           1993       1992
Net sales
Specialty steel,
  excluding KES     $270,441       $234,460   $175,921
KES                     -            90,547     80,439
Total specialty
 steel segment       270,441        325,007    256,360
Adhesives segment     32,939         28,075     24,882
                    $303,380       $353,082   $281,242
Cost of products
sold
Specialty steel
excluding KES       $252,880       $217,215   $168,371
KES                     -            71,468     62,248
Total specialty
steel segment        252,880        288,683    230,619
Adhesives segment     25,281         21,903     19,570
                    $278,161       $310,586   $250,189
Operating income (loss)
Specialty steel,
excluding KES       $  2,909       $  4,094   $ (5,074)
KES                     -             9,285      8,425
Total specialty
steel segment          2,909         13,379      3,351
Adhesives segment      1,150          1,059        533
Corporate allocations
and income            (3,370)        (2,766)    (2,483)
                     $   689        $11,672   $  1,401

Sales data for the  Company's specialty steel segment for each of the three fiscal years in the  period ended September 24, 1994 were as follows:
                         1994           1993         1992
Tons shipped
Welded tubular         277,600       308,000      246,500
Seamless tubular        92,300        76,900       45,400
SBQ, excluding KES     147,900       102,500       72,000
Other                   43,200        16,400        9,400
KES                       -          244,400      217,900
                       561,000       748,200      591,200
Net sales ($000's)
Welded tubular        $117,214      $125,132     $103,479
Seamless tubular        72,675        62,535       37,819
SBQ, excluding KES      64,858        40,561       28,756
Other                   15,694         6,232        5,867
KES                       -           90,547       80,439
                      $270,441      $325,007     $256,360

Fiscal Year Ended September 24, 1994 Compared with Fiscal Year
Ended September 25, 1993

Fiscal 1994 specialty steel net sales, excluding KES, increased
$36.0 million, or 15.3% from fiscal 1993. Total specialty steel net sales declined $54.6 million, or 16.8% from fiscal 1993, primarily due to the sale of KES in October 1993.

Welded tubular net sales declined $7.9 million, or 6.3% on a volume decline of 9.9%. Fiscal 1994 welded tubular net sales were negatively impacted by a decline in second quarter shipments that resulted primarily from customers' resistance to announced
price increases.    Second quarter welded tubular net sales
declined $7.9 million on a volume decline of 29.8% from the second quarter of fiscal 1993. The Company adjusted its selling prices in response to the decline and volume increased in the third quarter. Fiscal 1994 average selling prices for all welded tubular products increased 3.9% from 1993.

Seamless tubular net sales increased $10.1 million, or 16.2% on a volume increase of 20.0%. The increase in seamless tubular net sales resulted primarily from an increase in shipments of seamless OCTG due in part to Koppel's increased recognition in the marketplace. Fiscal 1994 average selling prices for all seamless tubular products declined 3.2% due in part to an increased level of foreign imports of seamless OCTG in fiscal 1994.

Price and volume levels in the domestic tubular market are primarily dependent on the level of drilling activity in the United States and abroad, the level of foreign imports as well as general economic conditions. The average number of oil and natural gas drilling rigs in operation in the United States (rig count) increased 3.4%, from 757 for fiscal 1993 to 783 for fiscal 1994. The effects of this increase were offset by an increased level of imported tubular products resulting in downward pressure on tubular product prices for most of fiscal 1994.

On June 30, 1994, the Company, and six other U.S. steel companies filed antidumping petitions against imports of OCTG products from seven foreign nations. The cases ask the U.S. government to take action to offset injury to the domestic OCTG industry from unfairly traded imports. The antidumping petitions were filed against OCTG imports from Argentina, Austria, Italy, Japan, Korea, Mexico and Spain. The Company also joined in filing countervailing duty cases charging subsidization of OCTG imports from Austria and Italy. The cases are being handled by the International Trade Administration of the U.S. Department of Commerce, which is investigating the existence and extent of dumping and subsidization, and by the U.S. International Trade Commission, which is assessing whether dumping and subsidization have caused material injury to the U.S. industry. In August 1994, the International Trade Commissioners voted unanimously that there was reasonable indication of material injury which warrants further investigation of the petitions. The existence and extent of unfair trade practices could be determined as early as late January 1995, and preliminary tariffs could be imposed at that time. Final determinations regarding unfair practices and any injury caused thereby are expected in the Summer of 1995. While the Company cannot predict the outcome of the cases at this time, the Company believes that a favorable ITC ruling could decrease foreign shipments of OCTG products and increase the volume and average selling prices of the Company's shipments. Price increases and improvements in tubular product shipments will continue to also be highly dependent on the level of drilling activity in the United States and abroad as well as the level of activity in the steel industry and the general state of the economy.

SBQ product net sales, excluding KES, increased $24.3 million, or 59.9% on a volume increase of 44.3%. SBQ product average selling prices increased 10.9% from fiscal 1993. SBQ product volume and prices have increased as a result of stronger market demand over the prior year, combined with Koppel's increased recognition in the marketplace. The increase in net sales of "other" products is primarily attributable to an increase in shipments of hot rolled coils, which is a result of stronger market demand for this product over the prior year. Continued improvements in shipments and net sales of SBQ products and hot rolled coils will be largely dependent on the general state of the economy and the overall strength of the steel industry.

Adhesives segment net sales increased $4.9 million, or 17.3%.
The increase in adhesives segment net sales over the prior year was primarily the result of expansion of product lines acquired in fiscal 1993.

Consolidated gross profit decreased $17.3 million from fiscal 1993 for a gross profit margin of 8.3% compared to 12.0% in fiscal 1993. The decline in gross profit and margin was primarily due to the sale of KES. Gross profit for the specialty steel segment, excluding KES, increased $316,000 from fiscal 1993 for a gross profit margin of 6.5% compared to 7.4% in fiscal 1993. The decline in gross profit margin was partially attributable to a 20.6% increase in the Company's average steel scrap costs over fiscal 1993. The Company has recovered a portion of the increase through higher selling prices for its SBQ products and hot rolled coils; however, it was generally unsuccessful in passing the increases in scrap costs through to tubular product customers. Newport and Erlanger's gross profit declined $5.3 million primarily as a result of increased steel scrap costs and the decline in welded tubular shipments as previously discussed as well as increased maintenance costs due to severe winter weather in the second fiscal quarter. Koppel's gross profit increased $5.4 million which was primarily attributable to improved operating efficiencies due to greater production and sales volume of SBQ and seamless tubular products, as previously discussed. These improvements were partially offset by increased steel scrap costs, lower seamless tubular average selling prices and the effects of severe winter weather conditions in the second fiscal quarter.

The adhesives segment gross profit increased $1.5 million from fiscal 1993 for a gross profit margin of 23.2%, compared to 22.0% in fiscal 1993. The increase in gross profit and margin was primarily due to increased volume and improved selling prices.

Selling and administrative expenses declined primarily as a result of the sale of KES and declined as a percentage of net sales from 8.7% in fiscal 1993 to 8.1% in fiscal 1994.

As a result of the above factors, the specialty steel segment, excluding KES, earned an operating profit of $2.9 million in fiscal 1994 compared to $4.1 million in fiscal 1993. Of the $2.9 million specialty steel operating profit, Newport and Erlanger incurred a $6.1 million operating loss, compared to a $751,000 loss in fiscal 1993; and Koppel earned a $9.0 million operating profit, compared to a $4.8 million operating profit in fiscal 1993. The adhesives segment earned an operating profit of $1.2 million, virtually unchanged from fiscal 1993.

Interest income increased $1.5 million primarily due to an increase in average cash and short-term investment balances that resulted primarily from the sale of KES. Interest expense decreased $1.1 million, primarily as a result of a decrease in long-term debt obligations, partially offset by an increase in the average borrowings and interest rates under the Company's lines of credit. Other income increased $1.3 million primarily due to income on the sale of equipment.

The sale of KES in the first quarter of fiscal 1994 resulted in a pre-tax gain of $35.3 million and increased net income and earnings per common share by $21.5 million and $1.56, respectively. See Note 2 to the Consolidated Financial
Statements included herein.

In the first quarter of fiscal 1994, the Company recorded an increase to net income of $1.7 million, or $.12 per share, for the cumulative effect of the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement 109). The adoption of Statement 109 had no impact on cash flow for fiscal 1994. A valuation allowance has not been recorded against deferred tax assets as it is estimated that such deferred tax assets will be realized through a reduction of taxes otherwise payable upon the reversal of existing taxable temporary differences. See Note 12 to the Consolidated Financial Statements included herein.

During the first quarter of fiscal 1994, the Company also adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (Statement 115). Statement 115 requires the Company to mark certain of its investments to market either through the income statement or directly to common shareholders' equity, depending on the nature of the investment. The impact on the Company's financial statements from the adoption of Statement 115 was not material.

Fiscal Year Ended September 25, 1993 Compared with Fiscal Year
Ended September 26, 1992

Net sales in fiscal 1993 increased $71.8 million, or 25.5% from fiscal 1992, to $353.1 million. The specialty steel segment net sales increased $68.6 million and the adhesives segment net sales increased $3.2 million.

Welded tubular net sales increased $21.7 million, or 20.9% on a volume increase of 24.9%. The increase in welded tubular shipments resulted generally from an increase in market share as well as an increase in market activity, as evidenced by a modest increase in the number of oil and natural gas drilling rigs in operation in the United States. The rig count, which on average was 701 for fiscal 1992, increased approximately 8% to an average of 757 for fiscal 1993. Overall average selling prices of welded tubular products declined 3.3% from fiscal 1992; however, prices generally improved quarter to quarter during fiscal 1993.

Seamless tubular net sales increased $24.7 million, or 65.4% on a volume increase of 69.4%. Seamless tubular product shipments increased for reasons similar to those for the increase in welded tubular shipments. Average selling prices for seamless tubular products declined approximately 2.4%.

SBQ product net sales, excluding KES, increased $11.8 million, or 41.1% on a volume increase of 42.4%. SBQ product shipments improved as a result of stronger market demand over the prior year. Average selling prices, however, remained virtually unchanged.

KES's net sales increased $10.1 million, or 12.6% on a 12.2% increase in volume. Average selling prices remained virtually unchanged from fiscal 1992. The increase in shipments resulted from continued improvement in the various markets served by KES.


Imperial's net sales increased $3.2 million, or 12.8%, primarily the result of the acquisition of new product lines as well as price increases.

Consolidated gross profit increased $11.4 million from fiscal 1992 to $42.5 million, or a 12.0% gross profit margin compared to 11.0% in fiscal 1992. Specialty steel gross profit, excluding KES, increased $9.7 million from fiscal 1992 for a gross profit margin of 7.4% compared to 4.3% in fiscal 1992.

Newport and Erlanger's gross profit increased $2.1 million from fiscal 1992. The increase was primarily due to improved operating efficiencies resulting from increased production volumes, offset by increased steel scrap costs and lower overall selling prices. Gross profit at Koppel increased $7.6 million as a result of significant improvements in production efficiencies due to increased production volume for seamless tubular and SBQ products over fiscal 1992. Gross profit at Koppel was also negatively impacted by lower average selling prices and higher steel scrap costs compared to fiscal 1992. KES's gross profit increased $888,000, primarily as a result of increased volume as previously discussed, partially offset by increases in the cost of steel scrap.

The adhesives segment gross profit increased $860,000 for a gross profit margin of 22.0% compared to 21.3% in fiscal 1992. The increase in gross profit and margin was primarily due to increased sales volume and operating efficiencies.

Selling and administrative expenses increased $1.2 million, or 4.0% and declined as a percentage of sales from 10.5% in fiscal 1992 to 8.7% in fiscal 1993. The overall increase in selling and administrative expenses was primarily attributable to increased production and sales volumes.

As a result of the above factors, the specialty steel segment earned an operating profit of $13.4 million in fiscal 1993 compared to $3.4 million in fiscal 1992. Of the $13.4 million specialty steel segment operating profit, Newport and Erlanger incurred a $751,000 loss, compared to a $2.0 million loss in fiscal 1992; Koppel earned a $4.8 million profit, compared to a $3.0 million loss in fiscal 1992 and KES earned a $9.3 million profit, compared to an $8.4 million profit in fiscal 1992. The adhesives segment earned an operating profit of $1.1 million in fiscal 1993 compared to $533,000 in fiscal 1992.

Interest expense decreased $701,000 primarily as a result of a reduction in long-term debt obligations.

During the fourth quarter of fiscal 1993, Newport shut down its melt shop operations for nineteen days when it was discovered that a radioactive substance was accidentally melted, resulting in the contamination of the melt shop's electric arc furnace emission control facility, or "baghouse" facility. A similar incident, having occurred in the third quarter of fiscal 1992, shut down Newport's melt shop facilities for twenty-three days. The source of the radiation in these incidents was contained in incoming shipments of scrap metal and was not detected by monitors that check incoming steel scrap. In response, the Company has installed additional state-of-the-art radiation detection systems in various locations throughout the Newport plant.

The Company incurred estimated losses as a result of the extended outages and costs to restore the melt shop and related facilities back to operations, including estimated costs to dispose of the radiation contaminated baghouse dust, of $7.2 million and $4.1 million, in fiscal 1993 and 1992, respectively. The Company has recovered $3.5 million through insurance and expects to recover and has recorded as a receivable an additional $2.3 million in insurance claims for the fiscal 1993 incident. No recovery has been made nor recorded for the fiscal 1992 incident and the Company is assessing the possibility of legal remedies against certain parties. The losses and costs attributable to these incidents, net of insurance claims, resulted in an extraordinary charge of $1.1 million, net of applicable income tax benefit of $662,000, or an $.08 loss per share, in fiscal 1993 and an extraordinary charge of $2.5 million, net of applicable income tax benefit of $1.6 million, or a $.19 loss per share, in fiscal 1992. The occurrences of accidental melting of radioactive materials have not resulted in any notice of violations from federal or state environmental regulatory agencies.

The Company is investigating and evaluating various issues concerning storage, treatment and disposal of the radiation contaminated baghouse dust; however, a final determination as to method of treatment and disposal, cost and further regulatory requirements cannot be made at this time. Depending on the ultimate timing and method of treatment and disposal, which will require appropriate federal and state regulatory approval, the actual cost of disposal could substantially exceed current estimates and the Company's insurance coverage. As of September 24, 1994, claims recorded in connection with disposal costs substantially exhausts available insurance coverage. Based on current knowledge, management believes the recorded reserves of $4.4 million for disposal costs pertaining to these incidents are adequate and the ultimate outcome will not have a material adverse effect on the Company's consolidated financial position. The ultimate effect of these matters on the Company's consolidated results of operations cannot be predicted because any such effect depends on the amount and timing of charges to operations resulting from new information as it becomes available.

Liquidity and Capital Resources

Working capital at September 24, 1994 was $45.2 million compared to $39.1 million at September 25, 1993. The current ratio at September 24, 1994 was 1.50 to 1 compared to 1.45 to 1 at September 25, 1993. At September 24, 1994, the Company had cash and short-term investments totaling $44.5 million compared to $9.3 million at September 25, 1993. At September 24, 1994, the Company had aggregate lines of credit available for borrowing of $34.9 million, including a $16.2 million line of credit restricted for use at Koppel, of which a total of $28.2 was outstanding. These lines expire in fiscal 1995 and 1996. At September 24, 1994, approximately $8.3 million in cash and short-term investments were restricted, primarily in connection with cash collateralized letters of credit. The Company is negotiating a new three year, $45.0 million working capital facility which would replace its existing credit line agreements. There can be no assurance that the new facility will be entered into, however; the Company believes that it will have sufficient credit facilities to meet its working capital needs for the next twelve months.

Cash flow used in operating activities totaled $4.3 million. Major components include a net loss before the effect of the gain on the sale of KES and the adoption of Statement 109 of $10.0 million, a $7.9 million increase in accounts receivable, a $1.2 million decrease in long-term deferred taxes and a $3.2 million increase in inventories. Partially offsetting these uses of operating cash flow were non-cash depreciation and amortization charges of $18.8 million, a decrease in refundable income taxes and other current assets of $2.6 million and $2.7 million, respectively, and an increase in accounts payable of $5.8 million. The increases in accounts receivable, inventories and accounts payable were primarily attributable to the increase in business activity in the specialty steel segment. Other current assets decreased primarily due to the receipt of insurance claims recorded in fiscal 1993. Cash flows from operating activities were also reduced by $4.9 million for income taxes paid, which resulted from the sale of KES.

As a result of the sale of KES, the Company received $45.6 million in cash and $4.8 million in common stock of the new
entity.   In addition, the Company received $6.8 million in cash
from the new entity in satisfaction of a dividend declared by KES prior to the sale. A portion of the cash proceeds have been utilized to fund the current year's operating loss. Remaining cash proceeds are invested in short-term investments.

The Company incurred $11.8 million in capital expenditures during fiscal 1994, an increase of $5.7 million over fiscal 1993. The
Company currently estimates that capital spending in fiscal 1995 will increase over fiscal 1994 spending.

Net cash flows used by financing activities was $4.4 million. During the fiscal year, the Company made payments on long-term debt obligations of $7.2 million and increased its borrowings under its lines of credit by $1.9 million. Scheduled long-term debt maturities are $15.5 million, $19.0 million and $18.6 million for fiscal 1995, 1996 and 1997, respectively. However, the Company is pursuing a refinancing of a significant portion of its long-term debt. See "Other Matters".

Certain of the Company's loan agreements contain covenants restricting the payment of dividends to its shareholders. Under the most restrictive of these covenants, retained earnings available for dividends is computed under a formula which is based in part on the earnings and losses of the Company after fiscal 1988. Under this covenant, the Company is currently prohibited from paying dividends to its shareholders.

The Company believes that its current available cash and short-term investments, its cash flow from operations and borrowing sources will be sufficient to meet its anticipated operating cash requirements, including capital expenditures, for at least the next twelve months.

Inflation

The Company believes that inflation has not had a material effect on its results of operations to date. Generally, the Company experiences inflationary increases in its costs of raw materials, energy, supplies, salaries and benefits and selling and administrative expenses. Except with respect to significant increases in steel scrap prices as discussed herein, the Company has generally been able to pass these inflationary increases through to its customers.

Impact of Recently Issued Accounting Standards

Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (Statement 112) was issued in November, 1992 and requires companies to accrue, during the period an employee renders service, the expense of providing certain postemployment benefits. Currently, the Company recognizes the expense of such benefits, to the extent provided, at the time payment is deemed probable. Adoption of Statement 112 is required in fiscal 1995. Management does not expect adoption of Statement 112 to have a material impact on the Company's financial condition or results of operations.

Other Matters

Newport is a co-defendant in a claim for breach of implied warranty arising from the failure of two joints of welded pipe during testing of an off-shore pipeline. The plaintiff is seeking damages in excess of $5 million for costs associated with replacing the entire pipeline and lost production revenues. The Company believes that it has meritorious defenses to this claim, although no assurances can be given as to the outcome of this case. Insurance may be available for a portion, but not all, of any award for damages. The Company is subject to various other claims, lawsuits and administrative proceedings arising in the ordinary course of business with respect to commercial, product liability and other matters, which seek remedies or damages. Based upon its evaluation of available information, management does not believe that any such matters are likely, individually or in the aggregate, to have a material adverse effect upon the Company's business or consolidated financial position. There can be no assurance, however, as to the ultimate disposition of these matters.

The Company is subject to federal, state and local environmental laws and regulations, including, among others, the Resource Conservation and Recovery Act (RCRA), the Clean Air Act, the 1990 Amendments to the Clean Air Act (the 1990 Amendments), the Clean Water Act and all regulations promulgated in connection therewith, concerning the discharge of contaminants as air emissions or waste water effluents and the disposal of solid and/or hazardous wastes such as electric arc furnace dust. As such, the Company is from time to time involved in administrative and judicial proceedings and administrative inquiries related to environmental matters.
As with other similar mills in the industry, the Company's steel mini-mills produce dust which contains lead, cadmium and chromium, and is classified as a hazardous waste. The Company currently collects the dust resulting from its electric arc furnace operations through emission control systems and recycles it through a waste recycling firm using EPA-approved processes. The Company also has on its property at Newport a permitted hazardous waste disposal facility.

In September, 1994, the Company received a proposed Consent Agreement from the EPA relating to an April 1990 RCRA facility assessment (the Assessment) completed by the EPA and the Pennsylvania Department of Environmental Resources. The Assessment was performed in connection with a permit application pertaining to a landfill that is adjacent to the Koppel facilities. The Assessment identified potential releases of hazardous constituents at or adjacent to the Koppel facilities prior to the Company's acquisition of the Koppel facilities. The proposed Consent Agreement establishes a schedule for investigating, monitoring, testing and analyzing the potential releases. Any contamination documented as a result of the investigation may require remediation. Pursuant to various indemnity provisions in agreements entered into at the time of the Company's acquisition of the Koppel facilities in 1991, certain parties agreed to indemnify the Company against various known and unknown environmental matters. While such parties have not at this time acknowledged full responsibility for potential costs under the proposed Consent Agreement, the Company believes that the indemnity provisions provide for it to be fully indemnified against all matters covered by the proposed Consent Agreement, including all associated costs, claims and liabilities.

Subject to the uncertainties concerning the proposed Consent Agreement and the storage and disposal of the radiation contaminated baghouse dust, the Company believes it is in compliance in all material respects with all applicable environmental regulations.

Regulations resulting from the 1990 Amendments that will pertain to the Company's electric arc furnace operations are currently not expected to be promulgated until 1997 or later. The Company cannot predict the level of required capital expenditures resulting from future environmental regulations such as those forthcoming as a result of the 1990 Amendments. However, the Company believes that while the 1990 Amendments may require additional expenditures, such expenditures will not have a material impact on the Company's business or consolidated financial position for the foreseeable future. Capital expenditures during fiscal 1995 for the Company's environmental control facilities are not expected to be material; however, such expenditures could be influenced by new and revised environmental laws and regulations.

The Company is currently pursuing a refinancing of a significant portion of its long-term debt through a proposed sale of $125 million senior secured notes due 2003 (the Offering). Completion of the Offering would substantially reduce principal amortization requirements until the maturity of the senior secured notes. Completion of the Offering is subject to the Securities and Exchange Commission allowing the registration of the senior secured notes to become effective, the entering into a firm commitment with the underwriters and the existence of market conditions acceptable to the Company.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME
For the years ended September 24, 1994, September 25, 1993 and
September 26, 1992
(Dollars in thousands, except per share amounts)
                                   1994       1993        1992
Net sales                        $303,380   $353,082    $281,242
Cost of products sold             278,161    310,586     250,189
Selling and administrative
 expenses                          24,530     30,824      29,652
Operating income                      689     11,672       1,401
Interest income                     1,733        277         722
Interest expense                  (20,030)   (21,096)    (21,797)
Other income (expense)              1,191       (131)        258
Gain on sale of subsidiary         35,292          -           -
Income (loss) before income
 taxes, extraordinary items
 and cumulative effect of a
 change in accounting principle    18,875     (9,278)    (19,416)
Provision (credit) for income
 taxes                              7,382     (3,382)     (6,058)
Income (loss) before extraordi-
 nary items and cumulative
 effect of a change in
 accounting principle              11,493     (5,896)    (13,358)
Extraordinary items,
 net of income taxes                    -     (1,095)     (2,542)
Cumulative effect of a change
 in accounting principle            1,715          -           -
Net income (loss)               $  13,208  $  (6,991)  $ (15,900)
Per common share
Income (loss) before extraordi-
 nary items and cumulative
 effect of a change in
 accounting principle               $.84       $(.44)    $  (.99)
Extraordinary items                    -        (.08)       (.19)
Cumulative effect of a change
 in accounting principle             .12           -           -
Net income (loss)                   $.96       $(.52)     $(1.18)
Weighted average shares
 outstanding                  13,789,265  13,552,838  13,483,247

See notes to consolidated financial statements



CONSOLIDATED BALANCE SHEETS
September 24, 1994 and September 25, 1993
(Dollars in thousands)
 ASSETS                                      1994        1993
Current assets
Cash and cash equivalents              $    4,405    $  5,797
Short-term investments                     40,071       3,457
Accounts receivable, less
 allowance for doubtful accounts
 of $637 and $819, respectively            42,651      48,602
Refundable income taxes                       195       2,813
Inventories                                32,290      41,691
Operating supplies and other
 current assets                            11,721      18,358
Deferred tax assets                         4,877       6,004
Total current assets                      136,210     126,722
Property, plant and equipment
 -- at cost
Land and buildings                         27,841      27,559
Machinery and equipment                   231,383     234,172
Construction in progress                    3,497       3,362
Less -- accumulated depreciation         (102,182)    (91,627)
Net property, plant and equipment         160,539     173,466
Other assets                               18,578      17,054
Total assets                             $315,327    $317,242
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Notes payable                           $  28,872   $  26,967
Accounts payable                           27,312      28,300
Accrued liabilities                        19,281      23,263
Current portion of long-term debt          15,543       9,132
Total current liabilities                  91,008      87,662
Long-term debt                            138,110     156,056
Deferred taxes                              9,745      10,902
Common shareholders' equity
Common stock, no par value,
 40,000,000 shares authorized,
 13,809,413 and 13,696,104
 shares issued and outstanding,
 respectively                              48,988      48,284
Common stock options and warrants             262         208
Unrealized gain (loss) on
 available for sale securities               (124)          -
Retained earnings                          27,338      14,130
Common shareholders' equity                76,464      62,622
Total liabilities and shareholders'
equity                                   $315,327    $317,242

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended September 24, 1994, September 25, 1993 and
September 26, 1992
(Dollars in thousands)             1994       1993      1992
Cash flows from operating activities:
Net income (loss)                $13,208  $ (6,991)  $(15,900)
Adjustments to reconcile net
 income (loss) to net cash flows
 from operating activities:
Depreciation and amortization     18,789    19,093     18,711
Decrease in long-term deferred
 taxes                            (1,157)   (1,998)    (1,675)
Gain on sale of subsidiary       (35,292)        -          -
(Gain) loss on disposal of
 equipment                          (230)      323        381
Increase in accounts receivable,
 net                              (7,921)  (11,461)   (11,498)
(Increase) decrease in
 inventories                      (3,168)      906      1,430
 Decrease in refundable
 income taxes                      2,618     2,012      7,067
(Increase) decrease in other
 current assets                    2,691    (7,203)       (33)
Increase in accounts payable       5,782       958      6,442
Increase in accrued liabilities      351     6,753      3,590
Net cash flows from operating
 activities                       (4,329)    2,392      8,515
Cash flows from investing activities:
Proceeds from sale of subsidiary  50,426         -          -
Cash dividend from sold
 subsidiary                        6,818         -          -
Purchases of property, plant and
 equipment                       (11,760)   (6,080)    (4,148)
Proceeds from sale of equipment      631       619      1,246
(Increase) decrease in other
 assets                           (2,122)      999       (774)
(Increase) decrease in short-
 term investments                (36,614)      208      2,303
Net cash flows from investing
 activities                        7,379    (4,254)    (1,373)
Cash flows from financing activities:
Increase in notes payable          1,905     6,286      3,989
Proceeds from issuance of
 long-term debt                      431     2,012      6,379
Repayments on long-term debt      (7,246)   (9,896)   (12,960)
Increase in debt issuance costs     (236)     (388)      (259)
Proceeds from issuance of common
 stock                               704       931        133
Dividends paid on common stock         -         -       (808)
Net cash flows from financing
 activities                       (4,442)   (1,055)    (3,526)
Net increase (decrease) in cash
 and cash equivalents             (1,392)   (2,917)     3,616
Cash and cash equivalents at
 beginning of year                 5,797     8,714      5,098
Cash and cash equivalents at
 end of year                    $  4,405  $  5,797   $  8,714
Cash paid during the year for:
Interest                         $18,964   $18,434    $18,448
Income taxes                     $ 4,868   $   291    $   177

See notes to consolidated financial statements


CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
For the years ended September 24, 1994, September 25, 1993 and
September 26, 1992
(Dollars in thousands)

                                  Unrealized Gain
                        Options      (Loss) on
         Common Stock    and      Available for   Retained
        Shares  Amount  Warrants  Sale Securities Earnings  Total
Balance,
September
28,1991 13,454,982 $47,220  $100                 $37,829 $85,149
Stock
option
plans       49,575     133                                   133
Net
loss                                             (15,900)(15,900)
Common
stock
dividends
($.06 per
share)                                              (808)   (808)
Balance,
September
26,1992 13,504,557 $47,353  $100                 $21,121 $68,574
Stock
option
plans       48,750     181   108                             289
Common
stock
issuance   142,797     750                                   750
Net loss                                          (6,991) (6,991)
Balance,
September
25,
1993    13,696,104 $48,284  $208        $ -      $14,130 $62,622
Stock
option
plans       56,145     290    54                             344
Common
stock
issuance    57,164     414                                   414
Unrealized
losses on
investments                            (124)                (124)
Net income                                        13,208  13,208
Balance,
September 24,
1994    13,809,413 $48,988  $262      $(124)     $27,338 $76,464

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:  Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of NS Group, Inc. and its wholly-owned subsidiaries (the Company):
Newport Steel Corporation (Newport), Koppel Steel Corporation (Koppel), Erlanger Tubular Corporation (Erlanger), Imperial
Adhesives, Inc. (Imperial),   Northern Kentucky Management, Inc.,
Northern Kentucky Air, Inc. and NSub I, Inc., formerly known as Kentucky Electric Steel Corporation. See Note 2. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

Cash includes currency on hand and demand deposits with financial institutions. Cash equivalents consist of investments with original maturities of three months or less. Amounts are stated at cost, which approximates market value.

Short-Term and Other Investments

Short-term investments consist primarily of auction rate preferred stocks and money market mutual funds, for which market value approximates cost. At September 24, 1994, approximately $8,309,000 in short-term investments were restricted, primarily in connection with cash collateralized letters of credit. During the first quarter of fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (Statement 115). Under Statement 115, certain of the Company's investments are classified as available for sale and are recorded at current market value with an offsetting adjustment to common shareholders equity. The impact on the Company's consolidated financial statements from the adoption of Statement 115 was not material.

Inventories

At September 24, 1994 and September 25, 1993, inventories stated at the lower of LIFO (last-in, first-out) cost or market represent approximately 27% and 23% of total inventories before the LIFO reserve, respectively. All other inventories are stated at the lower of average cost or market, or the lower of FIFO cost or market. Inventory costs include labor, material and manufacturing overhead. Inventories consist of the following components:

(In thousands)                          1994          1993

Raw materials                       $   6,699       $ 5,736
Semi-finished and finished goods       27,695        37,830
                                       34,394        43,566
LIFO reserve                           (2,104)       (1,875)
Total inventories                    $ 32,290       $41,691

Property, Plant and Equipment and Depreciation

For financial reporting purposes, plant and equipment are depreciated on a straight-line method over the estimated useful lives of the assets. Depreciation claimed for income tax purposes is computed by use of accelerated methods. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for equipment renewals which extend the life of an asset are capitalized. Included in property, plant and equipment at September 24, 1994, are assets with a net book value of approximately $5,910,000 which are not currently being used in the business. In managements opinion, the values assigned to such assets are realizable.

Income Taxes

 At September 24, 1994, deferred income tax balances represent the tax effect of temporary differences between the financial reporting basis and the tax basis of certain assets and
liabilities.   In fiscal 1993 and 1992, the provision for
deferred income taxes represents the tax effect of income and expense items reported in one period for financial statement purposes and in another period for tax reporting purposes. See
Note 12.

Environmental Remediation and Compliance

Environmental remediation costs are accrued, except to the extent capitalizable, when incurrence of such costs is probable and the costs can be reasonably estimated. Environmental compliance costs include maintenance and operating costs associated with pollution control facilities, costs of ongoing monitoring programs, permit costs and other similar costs. Such costs are expensed as incurred.

Recently Issued Accounting Standards

Statement of Financial Accounting Standards No.112, Employers Accounting for Postemployment Benefits (Statement 112) was issued in November, 1992 and requires companies to accrue, during the period an employee renders service, the expense of providing certain postemployment benefits. Currently, the Company recognizes the expense of such benefits, to the extent provided, at the time payment is deemed probable. Adoption of Statement 112 is required in fiscal 1995. Management does not expect adoption of Statement 112 to have a material impact on the Companys consolidated financial condition or results of operations.

Fiscal Year-End

The Companys fiscal year ends on the last Saturday of September.

Earnings Per Share

Earnings per share are calculated using the weighted average number of shares outstanding during the period. The effect of common stock equivalents arising from stock options and warrants on the computation of earnings per share is not significant.

Note 2:  Sale of Subsidiary

On October 6, 1993, the Company sold all of the assets and liabilities of its wholly-owned subsidiary, Kentucky Electric Steel Corporation (KES), to a newly formed public company in exchange for $45,626,000 in cash and 400,000 shares (approximately 8%) of the new entity, valued at $4,800,000. In addition, the Company received $6,818,000 in cash from the new entity in satisfaction of a dividend declared by KES prior to the sale.

Subsequent to the sale, the Company changed the name of KES to NSub I, Inc., which currently holds a portion of the proceeds from the sale. The accompanying consolidated financial statements include the financial position, results of operations and changes in cash flows of KES for the periods prior to the sale.

The sale of KES resulted in a pre-tax gain of $35,292,000. After giving effect to the elimination of the pre-tax gain of $35,292,000, the related tax effect of $13,764,000 and $123,000 of net income of KES for the eleven days of fiscal 1994 prior to sale, the Companys pro forma net loss before cumulative effect of a change in accounting principle for the fiscal year ended September 24, 1994 is $10,158,000, or a $.74 loss per share.

Note 3:  Other Assets

Other assets at September 24, 1994 and September 25, 1993 includes approximately $10,528,000 and $13,274,000, respectively, in costs associated with land near Newport, Kentucky, for use as development property. Other assets also include marketable equity securities totaling $4,600,000.

Note 4:  Accrued Liabilities

Accrued liabilities consist of the following:

(In thousands)                              1994       1993
Accrued payroll and payroll taxes       $   5,032   $  6,339
Accrued interest                            4,072      4,131
Accrued environmental remediation           4,563      5,766
Accrued income taxes                          711          -
Other                                       4,903      7,027
                                         $ 19,281    $23,263

Note 5:  Long-term Debt and Lines of Credit

Long-term debt of the Company consists of the following:
(In thousands)                               1994       1993

Term loans due a non-bank financial
 institution, interest ranging from
 11.54% to 12.54%, due in varying
 quarterly installments through 2001,
 secured by property, plant and
 equipment                               $ 59,125    $ 61,125
Senior Secured Notes due various
 insurance companies, interest at
 10.65%, due in equal quarterly
 installments through 1999,
 secured by property, plant and
 equipment                                 32,729      37,200
11% Subordinated Convertible
 Debentures, due in annual
 installments from October,
 2000 through 2005                         29,000      29,000
Capital Expenditure Loans due a
 non-bank financial institution,
 interest ranging from 7.99% to
 11.54%,  due in equal quarterly
 installments beginning December,
 1994   through 2001, secured by
 property, plant and equipment             14,626      14,626
Term loans due various states and
 municipalities, interest ranging
 from 3% to 11%, due in varying
 monthly or quarterly installments
 through 2010, secured by junior
 mortgages on property, plant and
 equipment                                 11,613      16,470
Other                                       6,560       6,767
                                          153,653     165,188
Less -  Current portion                   (15,543)     (9,132)
                                         $138,110    $156,056

Certain of the loan agreements contain a number of restrictive covenants including, among other things, maintenance of minimum net worth, minimum fixed charge coverage ratios, maximum ratios of indebtedness to total capitalization, minimum current ratio and working capital requirements and restrictions on transferring assets between affiliated companies. Certain term loans also require mandatory prepayments in the event Koppel's cash flow
exceeds certain defined levels.   In addition, certain of the
loan agreements allow for redemption prior to maturity, at the option of the Company, at amounts in excess of par.

Certain of the loan agreements contain covenants restricting the payment of dividends to its shareholders. Under the most restrictive of these covenants, retained earnings available for dividends is computed under a formula which is based in part on the earnings and losses of the Company after fiscal 1988. Under this covenant, the Company is currently prohibited from paying dividends to its shareholders.

The Subordinated Convertible Debentures are unsecured obligations of the Company and are convertible into common shares of the Company at a price of $17 per share, or approximately 1,706,000 shares. Interest is payable quarterly. The Debentures are redeemable by the Company at 110% of par.

Annual long-term debt maturities are $15,543,000 in fiscal 1995, $18,952,000 in fiscal 1996, $18,644,000 in fiscal 1997,
$21,792,000 in fiscal 1998 and $21,747,000 in fiscal 1999.

The Company is currently pursuing a refinancing of a significant portion of its long-term debt through a proposed sale of $125 million senior secured notes due 2003 ( the Offering).
Completion of the Offering would substantially reduce principal amortization requirements until the maturity of the senior secured notes. Completion of the Offering is subject to the Securities and Exchange Commission allowing the registration of the senior secured notes to become effective, the entering into a firm commitment with the underwriters and the existence of market conditions satisfactory to the Company.

The Company has consolidated line of credit agreements with various lenders totaling $34,915,000, including a $16,165,000 line of credit agreement restricted for use at Koppel. The lines are secured by inventory and accounts receivable, with interest rates ranging from 1/2% to 1 1/2% over prime. Borrowings are due on demand and are limited under the agreements to defined percentages of eligible inventory and receivable balances, as
well as by certain restrictive covenants.   At September 24,
1994, $34,915,000 of the Companys consolidated lines of credit were available for borrowing, of which $28,197,000 was outstanding. These credit lines expire in fiscal 1995 and 1996.

Note 6:  Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash, cash equivalents and short-term investments  -   The
carrying amount approximates fair value because of the short maturity of those instruments.

Other investments - Other investments, consisting of marketable equity securities totaling $4,600,000, are reported in other assets and are carried at market value.

Notes payable  -   The carrying amount approximates fair value
because of the short maturity and because such instruments contain interest rates that vary with the prime rate.

Long-term debt   -   The fair value of the Companys long-term
debt was estimated by calculating the present value of the remaining interest and principal payments on the debt to maturity. The present value computation uses a discount rate equal to Treasury rates with similar terms at the end of the reporting period plus or minus the spread between the Treasury rates and the rate negotiated on the debt at the inception of the loan. The carrying amounts and fair values of the Companys long-term debt at September 24, 1994 were $153,653,000 and $154,649,000, respectively.

Note 7:  Preferred Stock

The Companys authorized stock includes 2,000,000 shares of Class
A Preferred Stock, issuable in one or more series. The rights, preferences, privileges and restrictions of any series of Class A

Preferred Stock, the number of shares constituting any such series and the designation thereof, are subject to determination by the Board of Directors.

Four hundred thousand shares of the Class A Preferred Stock has been designated as Series A Junior Participating Preferred Stock, par value $10 per share, in connection with the Shareholders Protection Rights Plan (Plan) adopted in fiscal 1989. Pursuant to the Plan, one Preferred Stock Purchase Right (Right) is attached to each outstanding share of common stock of the Company.

The Plan includes provisions which are intended to protect shareholders against certain unfair and abusive takeover attempts by anyone acquiring or tendering for 30% or more of the Companys common stock. The Company may redeem the Rights for one cent per Right at any time before a 30% position has been acquired. The Rights will expire in November 1998.

Note 8:  Stock Options and Warrants

The Company has Employee Incentive Stock Option Plans which provide for the issuance of shares of common stock of the Company upon exercise of options granted to certain employees. Under the terms of these plans, options have been granted at fair market value at the grant date and are exercisable on a pro rata basis over a period of nine years beginning one year after the date of grant. At September 24, 1994, options outstanding are priced in a range from $3.25 to $14.125 per share. Of the options expired in fiscal 1994, 295,030 options expired in connection with the sale of KES.

A summary of transactions in the plans for fiscal 1994 and 1993 follows:

                                             1994         1993

Options outstanding, beginning of year    1,185,525      960,020
Options granted                             289,050      332,550
Options expired                            (369,725)     (58,295)
Options exercised                           (56,145)     (48,750)
Options outstanding, end of year          1,048,705    1,185,525
Options exercisable, end of year            509,525      644,500
Available for grant                         488,580      674,250

Under the NS Group, Inc. Non-Qualified Stock Option and Stock Appreciation Rights Plan of 1988 the Company may grant to key employees options to purchase (or stock appreciation awards corresponding to) an aggregate of 500,000 shares of the Companys common stock. Options are to be issued at no less than 50% of market value on the date of grant, are exercisable in yearly increments as determined by the Stock Option Committee and expire ten years from the date of grant. At September 24, 1994, options outstanding are priced in a range from $3.75 to $13.43 per share. Grant prices have ranged from 64% to 110% of the market price at the date of grant.

A summary of transactions in the plan for fiscal 1994 and 1993 follows:
                                              1994        1993
Options outstanding beginning of year       366,760     262,000
Options granted                             135,085     125,760
Options expired                             (26,220)    (21,000)
Options exercised                                 -           -
Options outstanding, end of year            475,625     366,760
Options exercisable, end of year            106,700      61,200
Available for grant                          24,375     133,240

The Company has common stock warrants outstanding, issued in connection with the financing of the Koppel acquisition. The warrants are exercisable for approximately 772,000 shares of the Companys common stock, at a price of $8.00 per share and expire October 4, 2000.

Note 9:  Commitments and Contingencies

The Company has various commitments for the purchase of materials, supplies and energy arising in the ordinary course of business.

Newport is a co-defendant in a claim for breach of implied warranty arising from the failure of two joints of welded pipe during testing of an off-shore pipeline. The plaintiff is seeking damages in excess of $5 million for costs associated with replacing the entire pipeline and lost production revenues. The Company believes that it has meritorious defenses to this claim. Insurance may be available for a portion, but not all, of any award for damages. The Company is subject to various other claims, lawsuits and administrative proceedings arising in the ordinary course of business with respect to commercial, product liability and other matters, which seek remedies or damages. Based upon its evaluation of available information, management does not believe that any such matters are likely, individually or in the aggregate, to have a material adverse effect upon the Companys business or consolidated financial position.

The Company is subject to federal, state and local environmental laws and regulations, including, among others, the Resource Conservation and Recovery Act (RCRA), the Clean Air Act, the 1990 Amendments to the Clean Air Act (the 1990 Amendments), the Clean Water Act and all regulations promulgated in connection therewith, concerning the discharge of contaminants as air emissions or waste water effluents and the disposal of solid and/or hazardous wastes such as electric arc furnace dust. As such, the Company is from time to time involved in administrative and judicial proceedings and administrative inquiries related to environmental matters.

As with other similar mills in the industry, the Company's steel mini-mills produce dust which contains lead, cadmium and chromium, and is classified as a hazardous waste. The Company currently collects the dust resulting from its electric arc furnace operations through emission control systems and recycles it through a waste recycling firm using EPA-approved processes. The Company also has on its property at Newport a permitted hazardous waste disposal facility. Reference is made to Note 10 for information regarding the disposal of radiation contaminated dust at Newport.

In September 1994, the Company received a proposed Consent Agreement from the EPA relating to an April 1990 RCRA facility assessment (the Assessment) completed by the EPA and the Pennsylvania Department of Environmental Resources. The Assessment was performed in connection with a permit application pertaining to a landfill that is adjacent to the Koppel facilities. The Assessment identified potential releases of hazardous constituents at or adjacent to the Koppel facilities prior to the Company's acquisition of the Koppel facilities. The proposed Consent Agreement establishes a schedule for investigating, monitoring, testing and analyzing the potential releases. Any contamination documented as a result of the investigation may require remediation. Pursuant to various agreements entered into at the time of the Company's acquisition of the Koppel facilities in 1991, certain parties agreed to indemnify the Company against various known and unknown environmental matters. The Company believes that such agreements provide for it to be fully indemnified against all matters covered by the proposed Consent Agreement, including all associated costs, claims and liabilities.

Subject to the uncertainties concerning the proposed Consent
Agreement and the storage and disposal of the radiation contaminated dust, as discussed in Note 10, the Company believes that it is currently in compliance with all known material and applicable environmental regulations.

Regulations under the 1990 Amendments to the Clean Air Act that will pertain to the Companys operations are currently not expected to be promulgated until 1997 or later. The Company cannot predict the level of required capital expenditures or operating costs resulting from future environmental regulations such as those forthcoming as a result of the 1990 Amendments. However, the Company believes that while the 1990 Amendments may require additional expenditures, such expenditures will not have a material impact on the Companys business or consolidated financial position for the foreseeable future.

Capital expenditures for the succeeding fiscal year relating to environmental control facilities are not expected to be material, however, such expenditures could be influenced by new and revised environmental regulations and laws.

Note 10:  Extraordinary Items

During the fourth quarter of fiscal 1993, Newport shut down its melt shop operations for nineteen days when it was discovered that a radioactive substance was accidentally melted, resulting in the contamination of the melt shop's electric arc furnace emission control facility, or "baghouse facility". A similar incident, having occurred in the third quarter of fiscal 1992, shut down Newport's melt shop facilities for twenty-three days. The source of the radiation in these incidents was contained in incoming shipments of scrap steel and was not detected by monitors that check incoming steel scrap. In response, the Company has installed additional state-of-the-art radiation detection systems in various locations throughout the Newport plant.

The Company incurred estimated losses as a result of the extended outages and costs to restore the melt shop and related facilities back to operation, including estimated costs to dispose of the radiation contaminated baghouse dust, of $7,156,000 and
$4,100,000, in fiscal 1993 and 1992, respectively.     The
Company has recovered $3,460,000 through insurance and expects to recover and has recorded as a receivable an additional $2,302,000 in insurance claims for the fiscal 1993 incident. No recovery has been made nor recorded for the fiscal 1992 incident and the Company is assessing the possibility of legal remedies against certain parties. The losses and costs attributable to these incidents, net of insurance claims, resulted in an extraordinary charge of $1,095,000, net of applicable income tax benefit of $662,000, or an $.08 loss per share, in fiscal 1993 and an extraordinary charge of $2,542,000, net of applicable income tax benefit of $1,558,000, or a $.19 loss per share, in fiscal 1992. The occurrences of accidental melting of radioactive materials have not resulted in any notice of violations from federal or state environmental regulatory agencies.

The Company is investigating and evaluating various issues concerning storage, treatment and disposal of the radiation contaminated baghouse dust; however, a final determination as to method of treatment and disposal, cost and further regulatory requirements cannot be made at this time. Depending on the ultimate timing and method of treatment and disposal, which will require appropriate federal and state regulatory approval, the actual cost of disposal could substantially exceed current estimates and the Companys insurance coverage. As of September 24, 1994, claims recorded in connection with disposal costs substantially exhaust available insurance coverage. Based on current knowledge, management believes the recorded reserves of $4,354,000 for disposal costs pertaining to these incidents are adequate and the ultimate outcome will not have a material adverse effect on the Companys consolidated financial position. The ultimate effect of these matters on the Company's consolidated results of operations cannot be predicted because any such effect depends on the amount and timing of charges to operations resulting from new information as it becomes available.

Note 11:  Profit Sharing Plans

The Company has established various profit sharing plans at the operating companies which are based on the earnings of the respective companies. Generally, the plans require mandatory contributions at a specified percentage of pretax profits (with a guaranteed minimum based on hours worked at Newport) for the bargaining unit employees, and allow for a discretionary contribution set by the Board of Directors for salaried employees. Expense for contributions was approximately $497,000, $1,244,000 and $1,119,000 in fiscal years 1994, 1993 and 1992, respectively.

Note 12:  Income Taxes

Effective September 26, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes ("Statement 109"). Prior to adoption of Statement 109, deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated. Under Statement 109, deferred tax liabilities and assets are based upon differences in the basis of assets and liabilities for financial statements and tax returns and are determined based on the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The cumulative effect of the change in accounting increased net income by $1,715,000, or $.12 per share.

The provision (credit) for income taxes, including $662,000 and $1,558,000 allocated to extraordinary items in fiscal 1993 and 1992, respectively, consists of the following:

(In thousands)                        1994      1993      1992
Current:
  Federal                            $5,100   $(2,000)  $(4,000)
  State                                 323      (851)     (287)
                                      5,423    (2,851)   (4,287)
Deferred:
 Federal                                739    (1,526)   (3,470)
 State                                1,220       333       141
                                      1,959    (1,193)   (3,329)
Provision (credit) for income taxes  $7,382   $(4,044)  $(7,616)


The income tax provision (credit) differs from the amount computed by applying the statutory federal income tax rate to income (loss), including extraordinary items, before income taxes for the following reasons:

(In thousands)                        1994       1993      1992

Income tax provision (credit) at
 statutory tax rate of 35% in
 fiscal 1994 and 34% in fiscal
 1993 and 1992                        $6,606   $(3,752)  $(7,995)
Change in taxes resulting from:
 State income taxes, net of
 federal effect                        1,003      (342)      (96)
Dividend income exclusion               (200)       (6)      (14)
Other, net                               (27)       56       489
Total provision (credit) for income
 taxes                                $7,382   $(4,044)  $(7,616)

The following represents the components of deferred tax liabilities and assets at September 24, 1994. A valuation allowance has not been recorded against deferred tax assets as it is estimated that such deferred tax assets will be realized through a reduction of taxes otherwise payable upon the reversal of existing taxable temporary differences.

(In thousands)                                         1994
Deferred tax liabilities:
 Property, plant and equipment                       $27,774
 Other items                                           2,222
                                                      29,996
Deferred tax assets:
Reserves and accruals                                  3,904
Net operating tax loss carryforward                   11,690
Alternative minimum tax and other
 tax credit carryforwards                              7,629
Other items                                            1,905
                                                      25,128
Net deferred tax liability                           $ 4,868
For federal income tax purposes, the Company has alternative minimum tax credit carryforwards of approximately $7,237,000, which are not limited by expiration dates, and other tax credit carryforwards of approximately $392,000, which expire beginning in 2000. The Company also has net operating tax loss carryforwards of approximately $33,399,000, which expire beginning in 2007.

The components of the credit for deferred income taxes for fiscal
1993 and 1992 are as follows:

(In thousands)                                  1993     1992
Excess of tax over book depreciation        $  4,097  $ 7,778
Koppel start-up costs deferred for
 income tax purposes                             177      533
Reserves and accruals not currently
 deductible                                     (299)  (1,439)
Alternative minimum tax and other tax
 credit carryforwards                          1,684     (780)
Net operating tax loss carryforward           (7,034)  (8,134)
Other, net                                       182   (1,287)
Total                                        $(1,193) $(3,329)


Note 13:  Related Party Transactions

One of the Companys directors/shareholders has a controlling interest in a company which purchases certain reject and limited service tubular products from Newport. Sales to this customer were approximately $10,984,000, $10,914,000 and $10,356,000 for fiscal years 1994, 1993, and 1992, respectively. Trade receivables from this customer were $958,000 and $582,000 at the end of fiscal 1994 and 1993, respectively.

Note 14:  Business Segment Information

The Company operates primarily in two separate business segments:


Specialty Steel Products -   Includes welded tubular steel
products and hot rolled coils manufactured at a mini-mill located near Newport, Kentucky; seamless tubular steel products, special bar quality products and semi-finished steel products manufactured at a mini-mill located in western Pennsylvania and a pipe finishing operation located near Tulsa, Oklahoma.

Adhesive Products  -   Includes industrial adhesives manufactured
principally at plants in Cincinnati, Ohio and Nashville, Tennessee.

The operations of both segments are conducted principally in the United States. The Company grants trade credit to customers, the most significant of which are distributors serving the oil and natural gas exploration and production industries which purchase tubular steel products from the Specialty Steel Products segment. The following table sets forth selected financial information by business segment for fiscal 1994, 1993 and 1992.

(In thousands)
                                         Depre-
                       Oper-             ciation
                       ating    Identi-   and     Capital
              Net     Income    fiable   Amorti-  Expen-
1994         Sales    (Loss)    Assets   zation   ditures
Specialty
steel
products   $270,441  $  2,909  $246,295  $18,373  $11,380
Adhesives
products     32,939     1,150    12,486      416      380
Corporate
assets and
allocations       -    (3,370)   56,546        -        -
Total
consoli-
dated      $303,380  $    689  $315,327  $18,789  $11,760
1993
Specialty
steel
products   $325,007   $13,379  $271,968  $18,691  $  5,798
Adhesives
products     28,075     1,059    12,228      402       282
Corporate
assets and
allocations       -    (2,766)   33,046        -         -
Total
consoli-
dated      $353,082   $11,672  $317,242  $19,093  $  6,080
1992
Specialty
steel
products   $256,360  $  3,351  $271,477  $18,296  $  3,948
Adhesives
products     24,882       533    10,845      415       200
Corporate
assets and
allocations       -    (2,483)   36,757        -         -
Total
consoli-
dated      $281,242  $  1,401  $319,079  $18,711  $  4,148

Note 15:  Quarterly Financial Data (Unaudited)

Quarterly results of operations for 1994 and 1993 are as follows:
(In thousands, except per share amounts)
                       First      Second      Third     Fourth
1994                  Quarter     Quarter    Quarter    Quarter
Net sales             $71,959     $66,012    $80,807    $84,602
Gross profit            7,791       1,831      7,203      8,394
Income (loss) before
 cumulative effect
 of a change in
 accounting principle  20,026      (5,583)    (1,990)     (960)
Net income (loss)      21,741      (5,583)    (1,990)     (960)
Income (loss) per
 common share before
 cumulative effect
 of a change in
 accounting principle    1.46        (.40)      (.14)     (.07)
Net income (loss) per
 common share            1.58        (.40)      (.14)     (.07)
1993
Net sales             $77,779     $86,735    $95,363   $93,205
Gross profit            7,366      10,282     12,686    12,162
Income (loss) before
extraordinary item     (3,355)     (2,115)        11      (437)
Net income (loss)      (3,355)     (2,115)        11    (1,532)
Income (loss) per
 common share before
 extraordinary item      (.25)       (.16)         -      (.03)
 Net income (loss)
 per common share        (.25)       (.16)         -      (.11)

The sale of KES increased fiscal 1994 first quarter net income by $21,528,000. In addition, in the fiscal 1994 first quarter, the Company recorded the cumulative effect of the adoption of FAS No. 109, "Accounting for Income Taxes", which increased net income by $1,715,000.

REPORT OF MANAGEMENT

The accompanying financial statements have been prepared by the management of NS Group, Inc., in conformity with generally accepted accounting principles and, in the judgment of management, present fairly and consistently the Companys consolidated financial position and results of operations. These statements necessarily include amounts that are based on managements best estimates and judgments. The financial information contained elsewhere in this annual report is consistent with that contained in the consolidated financial statements.

In fulfilling its responsibilities for the integrity of financial information, management maintains accounting systems and related controls. These controls provide reasonable assurance, at appropriate costs, that assets are safeguarded against losses and that financial records are reliable for use in preparing financial statements. These systems are enhanced by written policies, an organizational structure that provides division of responsibilities and careful selection and training of qualified people.

In connection with their annual audit, independent public accountants perform an examination in accordance with generally accepted auditing standards, which includes a review of the system of internal accounting control and an expression of an opinion that the consolidated financial statements are fairly presented.

The Board of Directors, through its Audit Committee composed solely of non-employee directors, reviews the Companys financial reporting and accounting practices. The independent public accountants meet regularly with and have access to this Committee with or without management present to discuss the results of their audit work.

Clifford R. Borland
President and Chief Executive Officer


John R. Parker
Vice President, Treasurer and
Chief Financial Officer


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To NS Group, Inc.

We have audited the accompanying consolidated balance sheets of NS Group, Inc. (a Kentucky corporation) and subsidiaries as of September 24, 1994 and September 25, 1993, and the related consolidated statements of income, common shareholders equity and cash flows for each of the three years in the period ended September 24, 1994. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NS Group, Inc. and subsidiaries as of September 24, 1994 and September 25, 1993, and the results of their operations and their cash flows for each of the three years in the period ended September 24, 1994 in conformity with generally accepted accounting principles.

As explained in Note 12 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective September 26, 1993.


Cincinnati, Ohio
October 31, 1994                        ARTHUR ANDERSEN LLP

CONSOLIDATED HISTORICAL SUMMARY
(Dollars in thousands except per share amounts)

            1994      1993      1992      1991      1990
Summary of Operations
Net sales $303,380  $353,082  $281,242  $212,471  $249,871
Operating
income
(loss)         689    11,672     1,401   (18,177)   19,370
Operating
income
margin         .2%      3.3%       .5%     (8.6)%     7.8%
Net income
(loss)
before
extraor-
dinary items 13,208   (5,896)  (13,358)  (20,603)   13,047
Net income
(loss)       13,208   (6,991)  (15,900)  (20,603)   13,047
Income (loss)
per share
before extra-
ordinary items  .96     (.44)     (.99)    (1.53)      .97
Net income
(loss) per
share           .96     (.52)    (1.18)    (1.53)      .97
Dividends per
common share      -        -       .06       .12       .11
Weighted average
shares out-
standing
(000's)      13,789    13,553   13,483    13,449    13,419
Shareholders
of record       313       332      327       315       233

Other Financial and Statistical Data
Working
capital    $ 45,202  $ 39,060 $ 40,676  $ 48,411  $ 64,858
Capital
expendi-
tures        11,760     6,080    4,148   112,573    45,011
Depreci-
ation and
amorti-
zation       18,789    19,093   18,711    15,725     6,879
Total
assets      315,327   317,242  319,079   329,889   220,856


Long-
term
debt        153,653   165,188  173,072   179,653    70,165
Common
share-
holders'
equity       76,464    62,622   68,574    85,149   107,226
Book
value
per share      5.54      4.57     5.08      6.33      7.98
Current
ratio          1.50      1.45     1.55      1.79      2.90
Debt-to
- -equity ratio  2.01      2.64     2.52      2.11       .65
Steel mill shipments (tons)
Tubular
products    370,000   385,000  292,000   215,000   285,000
Special
bar
quality
products
and other  191,000   363,000   299,000   212,000   239,000
Employees    1,568     1,995     1,770     1,705     1,479


  1989      1988**    1987      1986      1985      1984
$219,414  $239,175  $157,201  $ 66,320  $ 70,221  $ 73,426
  18,469    36,668    14,252    (2,879)    3,649    11,140
     8.4%     15.3%      9.1%     (4.3)%     5.2%     15.2%
  12,773    20,238     3,673    (5,939)     (302)    6,651
  12,773    17,493     6,665    (5,939)   (2,317)    7,269
     .95      1.73       .38      (.61)     (.03)      .69
     .95      1.49       .69      (.61)     (.24)      .75
     .05        -         -         -         -         -
  13,387    11,690     9,621     9,688     9,687     9,686
     179       115        -         -         -         -
$ 55,714  $ 76,683  $ 26,993  $ 12,978  $ 24,173  $ 16,020
  28,081     3,340     2,838    13,297     7,222    12,642
   6,080     6,585     6,614     6,103     5,395     2,756
 177,292   153,525   105,094    86,184    87,020    77,874
  29,192    24,489    49,163    57,392    45,737    37,000
  95,490    83,327    19,628    13,126    19,068    21,389
    7.13      6.23      2.06      1.35      1.97      2.21
    2.30      3.47      1.97      1.82      2.96      1.99
     .31       .29      2.50      4.37      2.40      1.73
 209,000   262,000   235,000   133,000   165,000   178,000
 262,000   255,000   138,000       -         -         -
   1,457     1,336     1,192       719       536       514


   1983     1982      1981*
$ 44,592  $ 61,982  $ 41,644
   3,797    14,441    13,429
     8.5%     23.3%     32.2%
   1,247     6,334     5,844
   1,247     6,334     5,844
     .13       .65       .63
     .13       .65       .63
      -         -         -
   9,685     9,685     9,685
      -         -         -
$  7,065  $ 15,199  $ 14,664
  10,751     7,302       252
   2,493     2,286       779
  54,569    50,379    55,247
  27,467    29,667    30,017
  14,117    12,870     6,536
    1.46      1.33       .67
    1.60      3.04      1.82
    1.95      2.31      4.59
 111,000   123,000    74,000
      -         -         -
     448       523       561

 *Represents a 5 1/2 month period, the Company's start-up year.
**The Company's stock began trading following an initial public offering on March 4, 1988.