Form 10-K, Exhibit 13
period 1995-09-30
NS GROUP INC
filed 1995-12-21
CIK 745026

EXHIBIT 13

     The following are the excerpted portions of the NS
     Group, Inc. Annual Report to Shareholders for the fiscal year ended September 30, 1995 which are expressly incorporated by reference into Form 10-K.

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
     CONDITION AND RESULTS OF OPERATIONS

     General

     The Company operates in two separate business segments: specialty steel and industrial adhesives. Within the specialty steel segment are the operations of Newport Steel Corporation (Newport), a manufacturer of welded tubular steel products and hot rolled coils; Koppel Steel Corporation (Koppel), a manufacturer of seamless tubular steel products, special bar quality (SBQ) products and semi-finished steel products; and Erlanger Tubular Corporation (Erlanger), a tubular steel product finishing operation. The Company's specialty steel products consist of: (i) seamless and welded tubular goods primarily used in oil and natural gas drilling and production operations, (oil country tubular goods, or OCTG); (ii) line pipe used in the transmission of oil, gas and other fluids; (iii) SBQ products primarily used in the manufacture of heavy industrial equipment; and (iv) hot rolled coils which are sold to service centers and other manufacturers for further processing. Within the adhesives segment are the operations of Imperial Adhesives, Inc. (Imperial), a manufacturer of industrial adhesives products. See Note 13 to the Consolidated Financial Statements included herein for selected financial information by business segment for the fiscal years 1995, 1994 and 1993.

     In October 1993, the Company sold Kentucky Electric Steel Corporation (KES), a manufacturer of SBQ products, to a newly formed public company in exchange for $45.6 million in cash and 400,000 shares (approximately 8%) of the newly formed public company. Reference is made to Note 2 to the Consolidated Financial Statements concerning the Company's sale of KES and its pro forma effect on the Company's fiscal 1994 financial position and results of operations. The impact of KES on the Companys operating results for fiscal 1993 is reflected in the tables below and the following discussion.

     Recent Results

     During the fiscal 1995 fourth quarter ending September 30, 1995, the Company experienced numerous unexpected operational problems, principally at the Companys welded tubular facilities at Newport. Newports melt shop incurred an unusual number of unplanned outages during the quarter related to equipment breakdowns, lightning strikes and power curtailments due to weather conditions. As a result, steel production volume was significantly affected, limiting availability of steel to Newports hot strip mill and pipe mills. The excessive downtime throughout all of Newports operations resulted in low operating efficiencies, increased maintenance costs and lost sales opportunities during the quarter. Also impacting the quarter at Newport was a write-down of scrap inventory resulting from year end physical inventory counts. Shipments of Newports tubular products totaled 74,400 tons in the fourth quarter of fiscal 1995 compared to 78,700 tons in the third quarter of fiscal 1995 and 83,800 tons in the fourth quarter of fiscal 1994. For the same periods, average selling prices for all of Newports welded tubular products were $440, $457 and $429 per ton, respectively.

     The Company believes that the majority of the operational issues were limited to the fourth quarter;
     however, the Company expects certain additional costs will be incurred in the first quarter of fiscal 1996.

     The fiscal 1995 fourth quarter was also impacted by a decline in shipments of SBQ products from the Companys Koppel facilities, due to softening in market demand. SBQ shipments totaled 33,800 tons in the fourth quarter of fiscal 1995 compared to 45,100 tons in the third quarter of fiscal 1995 and 36,000 tons in the fourth quarter of fiscal 1994. For the same periods, average selling prices for SBQ products were $503, $503, and $441 per ton, respectively.

     Primarily as a result of the above factors, the Company recorded gross profit of $1.9 million on sales of $86.0 million for the fourth quarter, for a gross profit margin of 2.2%. The Company incurred a loss before extraordinary charge of $6.1 million, or a $.44 loss per share for the quarter. Reference is made to Note 14 of the Consolidated Financial Statements for information pertaining to quarterly financial data.

     Results of Operations

     The Company's net sales, cost of products sold and operating results by industry segment for each of the three fiscal years in the period ended September 30, 1995 are summarized below. Fiscal 1995 contains fifty-three weeks and fiscal years 1994 and 1993 contain fifty-two weeks. As such, the increases and decreases in operating results for the comparative periods, as discussed below, were partially attributable to the additional week of operations in fiscal 1995.

     (In thousands)           1995       1994      1993
     Net sales
     Specialty steel,
     excluding KES        $335,883   $270,441  $234,460
     KES                         -          -    90,547
     Total specialty
     steel segment         335,883    270,441   325,007
     Adhesives segment      35,469     32,939    28,075
                          $371,352   $303,380  $353,082
     Cost of products
     sold
     Specialty steel,
     excluding KES        $309,446   $252,880  $217,215
     KES                         -          -    71,468
     Total specialty
     steel segment        $309,446    252,880   288,683
     Adhesives segment      27,824     25,281    21,903
                          $337,270   $278,161  $310,586
     Operating income
     Specialty steel,
     excluding KES        $ 10,428 $    2,909  $  4,094
     KES                         -          -     9,285
     Total specialty
     steel segment          10,428      2,909    13,379
     Adhesives segment       1,248      1,150     1,059
     Corporate allocations
     and income             (3,870)    (3,370)   (2,766)
                          $  7,806    $   689  $ 11,672

     Sales data for the Company's specialty steel segment for each of the three fiscal years in the period ended
     September 30, 1995 were as follows:

                             1995       1994        1993
     Tons shipped
     Welded tubular        322,900    277,600     308,000
     Seamless tubular     $116,600     92,300      76,900
     SBQ, excluding
     KES                  $169,000    147,900     102,500
     Other                  47,600     43,200      16,400
     KES                         -          -     244,400
                           656,100    561,000     748,200
     Net sales ($000's)
     Welded tubular       $145,330   $117,214    $125,132
     Seamless tubular       90,926     72,675      62,535
     SBQ, excluding KES     82,954     64,858      40,561
     Other                  16,673     15,694       6,232
     KES                         -          -      90,547
                          $335,883   $270,441    $325,007

     Fiscal Year Ended September 30, 1995 Compared with
     Fiscal Year Ended September 24, 1994

     Net sales in fiscal 1995 increased $68.0 million, or 22.4%, from fiscal 1994, to $371.4 million. Specialty steel net sales increased $65.4 million, or 24.2%, and the adhesive segment net sales increased $2.5 million, or 7.7%, from fiscal 1994. The overall increase in specialty steel segment net sales was the result of both higher average selling prices and increased shipment levels as more fully discussed below.

     Welded tubular net sales increased $28.1 million, or 24.0%, on a volume increase of 16.3%. The increase in welded tubular net sales was partially attributable to improved average selling prices for both welded OCTG and line pipe products as well as an increase in shipments. Fiscal 1995 average selling price for all welded tubular products increased 6.6% over fiscal 1994. The Companys fiscal 1995 average selling price for its welded tubular products was positively affected by stronger pricing for hot rolled coils in the steel industry in general.

     Seamless tubular net sales increased $18.3 million, or 25.1%, on a volume increase of 26.3%. The increase in seamless tubular net sales was partially attributable to an increase in shipments, which resulted in part from product line expansion in fiscal 1995 as well as from the favorable final rulings in the Trade Cases discussed below. Fiscal 1995 average selling price for all seamless tubular products declined less than 1% from fiscal 1994, due almost entirely to changes in product mix, including the introduction of new seamless OCTG products with lower average selling prices.
     Fiscal 1995 average selling price for seamless OCTG products decreased 1.9%, while seamless line pipe average selling price increased 6.9% from fiscal 1994.

     The demand for the Companys OCTG products is cyclical in nature, being dependent on the number and depth of oil and natural gas wells being drilled in the United States. The level of drilling activity is largely a function of the current prices of oil and natural gas and the industrys future price expectations. Demand for OCTG products is also influenced by the levels of inventory held by producers, distributors and end users. In addition, the demand for OCTG products produced domestically is also significantly impacted by the level of foreign imports of OCTG products. The level of OCTG imports is affected by: (i) the value of the U.S. dollar versus other key currencies; (ii) overall world demand for OCTG products; (iii) the production cost competitiveness of domestic producers;
     (iv) trade practices of, and government subsidies to, foreign producers; and (v) the presence or absence of governmentally imposed trade restrictions in the United States.

     The average number of oil and natural gas drilling rigs in operation in the United States (rig count) decreased 5.7% from 783 in fiscal 1994 to 738 in fiscal 1995. In response to the rising level of foreign imports of OCTG products, on June 30, 1994, the Company and six other U.S. steel companies filed antidumping petitions against imports of OCTG products from seven foreign nations (the Trade Cases). The Trade Cases asked the U.S. government to take action to offset injury to the domestic OCTG industry from unfairly traded imports. The antidumping petitions were filed against OCTG imports from Argentina, Austria, Italy, Japan, Korea, Mexico and Spain. The Company also joined in filing countervailing duty cases charging subsidization of OCTG imports from Austria and Italy. In July 1995, following evaluation of determinations made by the International Trade Administration of the United States Department of Commerce, the International Trade Commission (ITC) announced final affirmative determinations, resulting in the collection of duties by the Customs Service on imports of OCTG and drill pipe products from Argentina, Japan and Mexico, and OCTG products (other than drill pipe) from Italy and Korea. No duties were imposed on OCTG and drill pipe imports from Austria and Spain because the ITC issued negative determinations. Several foreign OCTG producers, as well as certain U.S. producers, have appealed the determinations to international courts or panels. The Company cannot predict the outcome or timing of these appeals at this time.

     SBQ product net sales increased $18.1 million, or 27.9%, on a volume increase of 14.3%. Fiscal 1995 average selling price for SBQ products increased 11.8%. SBQ product volume and prices increased as a result of stronger market demand in fiscal 1995 than in fiscal 1994. Selling prices were also favorably impacted in fiscal 1995 as a result of the implementation of surcharges to recover increases in certain raw material costs. Other product shipments and sales for fiscal 1995 were primarily attributable to shipments of hot rolled coils. The demand for the Companys SBQ and hot rolled coil products is cyclical in nature and is sensitive to general economic conditions. The demand for and the pricing of the Companys SBQ and hot rolled coil products is also affected by economic trends in areas such as commercial and residential construction, automobile production and industrial investment in new plants and facilities.
     The adhesives segment net sales increased $2.5 million, or 7.7%, primarily as a result of improved pricing.


     Gross profit for fiscal 1995 increased $8.9 million from fiscal 1994 for a gross profit margin of 9.2% compared to 8.3% in fiscal 1994. The specialty steel segment accounted for nearly all of the increase in gross profit and had a gross margin of 7.9% in fiscal
     1995 versus 6.5% in fiscal 1994. The increase in specialty steel segment gross profit and margin was a result of improved operating efficiencies for the full fiscal year comparative periods resulting from increased production volume, as well as increases in average selling prices, as discussed above.

     The adhesives segment gross profit was unchanged from fiscal 1994 and gross profit margin declined from 23.2% in fiscal 1994 to 21.6% in fiscal 1995, primarily as a result of higher raw material costs.

     Selling and administrative expenses increased $1.7 million from fiscal 1994 but declined as a percentage of sales from 8.1% in fiscal 1994 to 7.1% in fiscal 1995. The overall increase in selling and administrative expenses was primarily attributable to increased production and sales volumes as well as costs incurred in connection with litigation settled in fiscal 1995.

     As a result of the above factors, operating income increased $7.1 million, from $0.7 million in fiscal 1994 to $7.8 million in fiscal 1995. The specialty steel segment earned an operating profit of $10.4 million for fiscal 1995 compared to $2.9 million for fiscal 1994. The improvement in operating results from the prior year was primarily due to an overall increase in shipments as well as increased selling prices and improved operating efficiencies resulting from increased production volume. The Companys fiscal 1995 specialty steel segment operating results were negatively impacted by a number of operational problems experienced in the fourth fiscal quarter. See Recent Results. The adhesives segment earned an operating profit of $1.2 million, unchanged from fiscal 1994.

     Interest expense increased $0.8 million over fiscal
     1994 as a result of higher interest costs associated with the Companys Senior Secured Notes issued in the fourth quarter of fiscal 1995.

     Other income, net increased $1.9 million over fiscal 1994, primarily due to the recording of property claims filed with the Companys insurance carrier in connection with a motor failure at Newport in the fiscal 1995 second quarter.

     As a result of the above factors, the fiscal 1995 loss before extraordinary item was $5.1 million, or a $.36 loss per share, compared to net income of $13.2 million in fiscal 1994, or $.96 per share. Fiscal 1994 net income includes a one-time, after-tax gain on the sale of KES of $21.5 million, or $1.56 per share, and income of $1.7 million, or $.12 per share, relating to the adoption of a new accounting standard. Excluding these items, the Company incurred a $10.0 million loss, or a $.72 loss per share, for fiscal 1994.

     In connection with a fiscal 1995 fourth quarter refinancing, the Company incurred prepayment costs and wrote off unamortized debt issuance costs, which resulted in an extraordinary charge of $5.2 million, net of applicable income tax benefit of $2.8 million, or $.38 per share. See Note 5 to the Consolidated
     Financial Statements.

     Fiscal Year Ended September 24, 1994 Compared with
     Fiscal Year Ended September 25, 1993

     Fiscal 1994 specialty steel net sales, excluding KES, increased $36.0 million, or 15.3% from fiscal 1993. Total specialty steel net sales declined $54.6 million, or 16.8% from fiscal 1993, primarily due to the sale of KES, which had fiscal 1993 net sales of $90.5 million.

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

     The average rig count increased 3.4%, from 757 for fiscal 1993 to 783 for fiscal 1994. The effects of this increase were offset by an increased level of imported tubular products resulting in downward pressure on tubular product prices for most of fiscal
     1994.

     SBQ product net sales, excluding KES, increased $24.3 million, or 59.9% on a volume increase of 44.3%. SBQ product average selling prices increased 10.9% from fiscal 1993. SBQ product volume and prices increased as a result of stronger market demand over the prior year, combined with Koppel's increased recognition in the marketplace. The increase in net sales of "other" products was primarily attributable to an increase in shipments of hot rolled coils, which was a result of stronger market demand for this product over the prior year.

     Adhesives segment net sales increased $4.9 million, or 17.3%. The increase in adhesives segment net sales over the prior year was primarily the result of expansion of product lines acquired in fiscal 1993.

     Consolidated gross profit decreased $17.3 million from fiscal 1993 for a gross profit margin of 8.3% compared to 12.0% in fiscal 1993. The decline in gross profit and margin was primarily due to the sale of KES. KES had gross profit in fiscal 1993 of $19.1 million.
     Gross profit for the specialty steel segment, excluding KES, increased $0.3 million from fiscal 1993 for a gross profit margin of 6.5% compared to 7.4% in fiscal 1993. The decline in gross profit margin was partially attributable to a 20.6% increase in the Company's average steel scrap costs over fiscal 1993. The Company recovered a portion of the increase through higher selling prices for its SBQ products and hot rolled coils; however, it was generally unsuccessful in passing the increases in scrap costs through to tubular product customers. Newport and Erlanger's gross profit declined $5.3 million primarily as a result of increased steel scrap costs and the decline in welded tubular shipments as previously discussed as well as increased maintenance costs due to severe winter weather in the second fiscal quarter. Koppel's gross profit increased $5.4 million which was primarily attributable to improved operating efficiencies due to greater production and sales volume of SBQ and seamless tubular products, as previously discussed. These improvements were partially offset by increased steel scrap costs, lower seamless tubular average selling prices and the effects of severe winter weather conditions in the second fiscal quarter.

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

     As a result of the above factors, total specialty steel segment operating income declined $11.0 million, primarily due to the sale of KES, which had fiscal 1993 operating income of $9.3 million. The specialty steel segment, excluding KES, earned an operating profit of $2.9 million in fiscal 1994 compared to $4.1 million in fiscal 1993. Of the $2.9 million specialty steel operating profit, Newport and Erlanger incurred a $6.1 million operating loss, compared to a $0.8 million loss in fiscal 1993; and Koppel earned a $9.0 million operating profit, compared to a $4.8 million operating profit in fiscal 1993. The adhesives segment earned an operating profit of $1.2 million, virtually unchanged from fiscal 1993.

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

     As a result of the above factors, income before extraordinary item and cumulative effect of a change in accounting principle was $11.5 million, or $.84 per share, for fiscal 1994, compared to a loss of $5.9 million, or a $.44 loss per share, for fiscal 1993. Excluding the effect of the after-tax gain on the sale of KES, the Company incurred a $10.0 million loss before cumulative effect of a change in accounting principle, or a $.72 loss per share, for fiscal 1994. The increase in the fiscal 1994 loss over fiscal 1993 was primarily attributable to the decline in sales in second quarter as well as the absence of operating earnings from KES in fiscal 1994, as discussed above. See Liquidity and Capital Resources - Other Matters - Environmental Matters for a discussion of the fiscal 1993 extraordinary charge.

     In the first quarter of fiscal 1994, the Company recorded an increase to net income of $1.7 million, or $.12 per share, for the cumulative effect of the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement 109). The adoption of Statement 109 had no impact on cash flow for fiscal 1994. A valuation allowance has not been recorded against deferred tax assets as it is estimated that such deferred tax assets will be realized through a reduction of taxes otherwise payable upon the reversal of existing taxable temporary differences. See Note 11 to the Consolidated Financial Statements included herein.

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

     Liquidity and Capital Resources

     In July 1995, the Company completed a public offering (Offering) for the sale of $131.1 million principal amount of 13.5% Senior Secured Notes due 2003 (Notes) together with warrants (Warrants) to purchase approximately 1.5 million shares of the Companys common stock at $4.00 per share. The Notes, together with the Warrants, were priced at 95.35%. Interest on the Notes is payable semi-annually. The Warrants are exercisable beginning in January 1996 and, unless exercised, will automatically expire in July 2003. Proceeds from the sale of the Notes and Warrants of approximately $120.8 million, after underwriting discount and before expenses, together with available cash on hand, were used to retire a substantial portion of the Companys outstanding indebtedness, including borrowings under its lines of credit.

     The Notes are guaranteed in full by each subsidiary of NS Group, Inc. and are secured by the property, plant and equipment of the Companys steel-making operations. The Indenture relating to the Notes contains a number of restrictive covenants including, among other things, limitations on the ability of the Company to incur additional indebtedness; create liens; make certain restricted payments, including dividends; engage in certain transactions with affiliates; engage in sale and leaseback transactions; dispose of assets; issue or sell stock of its subsidiaries; enter into agreements that restrict the ability of its subsidiaries to pay dividends and make distributions; engage in mergers, consolidations and transfers of substantially all of the Companys assets; and make certain investments, loans and advances.

     Contemporaneously with the Offering, the Company entered into a new $45.0 million revolving credit facility (Credit Facility) and terminated its previous revolving credit agreements. Borrowings are secured by inventory and accounts receivable and interest accrues at a rate per annum of (a) the sum of the alternate base rate (which is the higher of prime rate or 0.5% over the federal funds rate) plus 1% with respect to domestic rate loans or (b) the sum of the Eurodollar rate (based on LIBOR) plus 2.75% with respect to Eurodollar rate loans. Borrowings are due on demand and are limited to defined percentages of eligible inventory and accounts receivable. The Credit Facility contains financial covenants including maintenance of minimum net worth, minimum interest coverage ratios, maximum ratios of indebtedness to net worth, and minimum current ratio and working capital requirements. The Credit Facility also includes restrictions upon dividends, investments, capital expenditures, indebtedness and the sale of certain assets. At September 30, 1995, approximately $5.0 million of the Credit Facility was utilized to collateralize various letters of credit and $40.0 million was available for borrowing. The Credit Facility expires in fiscal 1998.

     The Companys annual long-term debt maturities are $1.9 million in fiscal 1996, $2.5 million in fiscal 1997, $3.6 million in fiscal 1998, $2.3 million in fiscal
     1999 and $0.7 million in fiscal 2000.

     Reference is made to Note 5 to the Consolidated
     Financial Statements for further information concerning the Companys long-term debt and Credit Facility.
     Pursuant to the Companys debt agreements, it is currently prohibited from paying dividends to its shareholders.

     Working capital at September 30, 1995 was $65.9 million compared to $45.2 million at September 24, 1994. The current ratio at September 30, 1995 was 2.15 to 1 compared to 1.50 to 1 at September 24, 1994. At September 30, 1995, the Company had cash and short-term investments totaling $11.3 million, $2.8 million of which was restricted in an environmental trust account related to a permitted hazardous waste disposal facility located on the Companys property at Newport. The increase in working capital and the current ratio was due in large part to the repayment of its lines of credit with proceeds from the Offering.

     Net cash flow used in operating activities totaled $4.2 million in fiscal 1995. The Company incurred a loss before extraordinary charge in fiscal 1995 of $5.1 million compared to a net loss before the effect of the gain on the sale of KES and a change in accounting principle of $10.0 million in fiscal 1994. Major uses of cash in operating activities for fiscal 1995 included a $3.2 million increase in trade accounts receivable and a $12.4 million increase in inventories resulting from an increase in business activity and, for the increase in inventories, unusually low levels at fiscal 1994 year end due to scheduled maintenance at Newport. Other major uses include a decrease in long-term deferred taxes and an increase in refundable income taxes, both resulting from the fiscal 1995 net loss, including the extraordinary charge for prepayment costs and a non-cash cost for the write-off of unamortized debt issuance costs. Offsetting these uses were $21.3 million in non-cash depreciation and amortization charges and increases in accounts payable and accrued liabilities of $5.6 million and $2.9 million, respectively.

     Net cash flow used in operating activities totaled $4.3 million in fiscal 1994. Major components include a $10.0 million net loss before the effect of the gain on the sale of KES and the adoption of Statement 109, a $7.9 million increase in accounts receivable, a $1.2 million decrease in long-term deferred taxes and a $3.2 million increase in inventories. Partially offsetting these uses of operating cash flow were non-cash depreciation and amortization charges of $18.8 million, a decrease in refundable income taxes and other current assets of $2.6 million and $2.7 million, respectively, and an increase in accounts payable of $5.8 million. The increases in accounts receivable, inventories and accounts payable were primarily attributable to the increase in business activity in the specialty steel segment. Other current assets decreased primarily due to the receipt of insurance claims recorded in fiscal 1993. Cash flows from operating activities were also reduced by $4.9 million for income taxes paid, which resulted from the sale of KES.

     Net cash flows from operating activities were $2.4 million in fiscal 1993. Major uses of cash in operating activities in fiscal 1993 included a net loss of $7.0 million, an increase in accounts receivable of $11.5 million, resulting primarily from an increase in business activity in the specialty steel segment, and an increase in other current assets of $7.2 million, resulting primarily from the recording of insurance claims. Increases in operating cash flows resulted from increases in accounts payable and accrued liabilities of $1.0 million and $6.8 million, respectively, which were primarily attributable to the increase in business activity in the specialty steel segment and the recording of environmental remediation liabilities.

     The Company incurred $13.7 million, $11.8 million and $6.1 million in capital expenditures during fiscal 1995, 1994 and 1993, respectively. Such capital expenditures were primarily related to improvements to and acquisitions of machinery and equipment in the specialty steel segment. Included in total capital spending for fiscal 1995, 1994 and 1993 was $0.2 million, $0.8 million and $0.3 million, respectively, related to the Companys environmental control facilities. The Company currently estimates that fiscal 1996 capital spending will approximate fiscal 1995 spending. It is anticipated that capital spending will be funded through cash flow from operations and available borrowing sources as well as available cash and short-term investments. Short-term investments decreased $33.7 million in fiscal 1995, due in large part to operating losses, an increase in net working capital, as well as approximately $10.7 million used in connection with the fiscal 1995 fourth quarter refinancing.

     As a result of the sale of KES in the first quarter of fiscal 1994, the Company received $45.6 million in cash and $4.8 million in common stock of the new entity. In addition, the Company received $6.8 million in cash from the new entity in satisfaction of a dividend declared by KES prior to the sale. The Company intends to hold as an available-for-sale investment the common stock acquired in the sale of KES. As of September 30, 1995 and September 24, 1994, such common stock was recorded at $3.6 million and $4.6 million, respectively, and resulted in a direct after-tax charge to common shareholders equity of $0.6 million in fiscal 1995.

     Net cash flow used by financing activities in fiscal
     1995 of $17.6 million includes the net effect of the fiscal 1995 fourth quarter refinancing, including $6.3 million in debt issuance costs, as well as $14.2 million in scheduled payments on long-term debt obligations made prior to the refinancing.

     Net cash flows used by financing activities were $4.4 million in fiscal 1994. During fiscal 1994, the Company made payments on long-term debt obligations of $7.2 million and increased its borrowings under its lines of credit by $1.9 million.

     Cash flows from financing activities in fiscal 1993 included net repayments on long-term debt obligations of $7.9 million and increased borrowings under the Companys lines of credit of $6.3 million.

     Earnings before interest, taxes, depreciation and amortization (EBITDA) was $31.1 million for fiscal 1995, $21.6 million for fiscal 1994 (excluding the gain on the sale of KES) and $30.4 million for fiscal 1993. EBITDA is calculated as income before extraordinary items and the cumulative effect of a change in accounting principle plus interest expense, taxes, depreciation and amortization.

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

     Other Matters

     Legal Matters

     The Company is subject to various claims, lawsuits and administrative proceedings arising in the ordinary course of business with respect to commercial, product liability and other matters, which seek remedies or damages. Based upon its evaluation of available information, management does not believe that any such matters are likely, individually or in the aggregate, to have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows.

     Environmental Matters

     The Company is subject to federal, state and local environmental laws and regulations, including, among others, the Resource Conservation and Recovery Act
     (RCRA), the Clean Air Act, the 1990 Amendments to the Clean Air Act (the 1990 Amendments), the Clean Water Act and all regulations promulgated in connection therewith, including, among others, those concerning the discharge of contaminants as air emissions or waste water effluents and the disposal of solid and/or hazardous wastes such as electric arc furnace dust. As such, the Company is from time to time involved in administrative and judicial proceedings and administrative inquiries related to environmental matters.

     As with other similar mills in the industry, the Company's steel mini-mills produce dust which contains lead, cadmium and chromium, and is classified as a hazardous waste. The Company currently collects the dust resulting from its electric arc furnace operations through emission control systems and contracts with a company for treatment and disposal of the dust at an EPA-approved facility. The Company also has on its property at Newport a permitted hazardous waste disposal facility.

     In March 1995, Koppel and the EPA signed a Consent Order relating to an April 1990 RCRA facility assessment (the Assessment) completed by the EPA and the Pennsylvania Department of Environmental Resources. The Assessment was performed in connection with a permit application pertaining to a landfill that is adjacent to the Koppel facilities. The Assessment identified potential releases of hazardous constituents at or adjacent to the Koppel facilities prior to the Companys acquisition of the Koppel facilities. The Consent Order establishes a schedule for investigating, monitoring, testing and analyzing the potential releases. Contamination documented as a result of the investigation will require cleanup measures and certain remediation has begun. Pursuant to various indemnity provisions in agreements entered into at the time of the Companys acquisition of the Koppel facilities, certain parties have agreed to indemnify the Company against various known and unknown environmental matters. While such parties have not at this time acknowledged full responsibility for potential costs under the Consent Order, the Company believes that the indemnity provisions provide for it to be fully indemnified against all matters covered by the Consent Order, including all associated costs, claims and liabilities.

     In two separate incidents occurring in fiscal 1993 and 1992, radioactive substances were accidentally melted at Newport, resulting in the contamination of the melt shops electric arc furnace emission control facility, or baghouse facility. The occurrences of the accidental melting of radioactive materials have not resulted in any notice of violations from federal or state environmental regulatory agencies. The losses and costs incurred in 1993, net of insurance claims, resulted in an extraordinary charge of $1.1 million, net of applicable income tax benefit of $0.7 million, or an $.08 loss per share. The Company is investigating and evaluating various issues concerning storage, treatment and disposal of the radiation contaminated baghouse dust; however a final determination as to method of treatment and disposal, cost and further regulatory requirements cannot be made at this time. Depending on the ultimate timing and method of treatment and disposal, which will require appropriate federal and state regulatory approval, the actual cost of disposal could substantially exceed current estimates and the Companys insurance coverage. The Company expects to recover and has recorded a $2.3 million receivable relating to insurance claims for the recovery of disposal costs which will be filed with the Companys insurance company at the time such disposal costs are incurred. As of September 30, 1995, claims recorded in connection with disposal costs exhaust available insurance coverage. Based on current knowledge, management believes the recorded gross reserves of $4.4 million for disposal costs pertaining to these incidents are adequate.

     Subject to the uncertainties concerning the Consent
     Order and the storage and disposal of the radiation contaminated dust, the Company believes that it is currently in compliance with all known material and applicable environmental regulations.

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

     Capital expenditures for the next twelve months relating to environmental control facilities are not expected to be material, however, such expenditures could be influenced by new and revised environmental regulations and laws.

     As of September 30, 1995, the Company had environmental remediation reserves of $4.5 million, of which $4.4 million pertain to accrued disposal costs for radiation contaminated baghouse dust. As of September 30, 1995, the possible range of estimated losses related to the environmental contingency matters discussed above in excess of those accrued by the Company is $0 to $3.0 million; however, with respect to the Consent Order, the Company cannot estimate the possible range of losses should the Company ultimately not be indemnified. Based upon its evaluation of available information, management does not believe that any of the environmental contingency matters discussed above are likely, individually or in the aggregate, to have a material adverse effect upon the Companys consolidated financial position, results of operations or cash flows. However, the Company cannot predict with certainty that new information or developments with respect to the Consent Order or its other environmental contingency matters, individually or in the aggregate, will not have a material adverse effect on the Companys consolidated financial position, results of operations or cash flows.

     Recently Issued Accounting Standards

     In March 1995, the Financial Accounting Standards Board
     (FASB) issued Statement No. 121 (Statement 121) on accounting for the impairment of long-lived assets to be held and used. Statement 121 also establishes accounting standards for long-lived assets that are to be disposed. Statement 121 is required to be applied prospectively for assets to be held and used. The initial application of Statement 121 to assets held for disposal is required to be reported as the cumulative effect of a change in accounting principle. The Company is required to adopt Statement 121 no later than fiscal 1997. The Company has not yet determined when it will adopt Statement 121 and the impact, if any, that the adoption will have on its financial position or results of operations.

     In October 1995, the FASB issued Statement No. 123 (Statement 123) establishing financial accounting and reporting standards for stock-based employee compensation plans. Statement 123 encourages the use of the fair value based method to measure compensation cost for stock-based employee compensation plans, however, it also continues to allow the intrinsic value based method of accounting as prescribed by APB Opinion No. 25, which is currently used by the Company. If the intrinsic value based method continues to be used, Statement 123 requires pro forma disclosures of net income and earnings per share, as if the fair value based method of accounting had been applied. The fair value based method requires compensation cost be measured at the grant date based upon the value of the award and recognized over the service period, which is normally the vesting period. The Company is required to adopt Statement 123 no later than fiscal 1997. The Company has not yet determined when it will adopt Statement 123 or the valuation method it will use.


     CONSOLIDATED STATEMENTS OF OPERATIONS

     For the years ended September 30, 1995, September 24,
     1994 and September 25, 1993
     (Dollars in thousands, except per share amounts)


                                  1995      1994      1993
      Net sales               $371,352  $303,380  $353,082
     Cost of products sold     337,270   278,161   310,586
     Selling and
     administrative expenses    26,276    24,530    30,824
     Operating income            7,806       689    11,672
     Interest income             1,341     1,733       277
     Interest expense          (20,796)  (20,030)  (21,096)
     Other income (expense)      3,053     1,191      (131)
     Gain on sale of
     subsidiary                      -    35,292         -
     Income (loss) before
     income taxes,
     extraordinary items
     and cumulative effect
     of a change in
     accounting principle       (8,596)   18,875    (9,278)
     Provision (credit)
     for income taxes           (3,540)    7,382    (3,382)
     Income (loss) before
     extraordinary items and
     cumulative effect of a
     change in accounting
     principle                  (5,056)   11,493    (5,896)
     Extraordinary items, net
     of income taxes            (5,200)        -    (1,095)
     Cumulative effect of a
     change in accounting
     principle                       -     1,715         -
     Net income (loss)        $(10,256)$  13,208 $  (6,991)
     Per common share
     Income (loss) before
     extraordinary items
     and cumulative effect
     of a change in
     accounting principle       $(.36)      $.84    $(.44)
     Extraordinary items         (.38)         -     (.08)
     Cumulative effect of
     a change in accounting
     principle                  $   -        .12        -
     Net income (loss)          $(.74)      $.96    $(.52)
     Weighted average shares
     outstanding (000s)        13,809     13,789   13,553


     See notes to consolidated financial statements


     CONSOLIDATED BALANCE SHEETS September 30, 1995 and
     September 24, 1994
     (Dollars in thousands)


     ASSETS                            1995          1994
     Current assets
     Cash and cash equivalents   $    4,838    $    4,405
     Short-term investments           6,413        40,071
     Accounts receivable,
     less allowance for
     doubtful accounts of
     $1,021 and $637,
     respectively                    45,858        42,651
     Refundable income
     taxes                            3,130           195
     Inventories                     44,716        32,290
     Operating supplies
     and other current
     assets                          13,525        11,721
     Deferred tax assets              4,842         4,877
     Total current assets           123,322       136,210
     Property, plant and
     equipment -- at cost
     Land and buildings              30,110        27,841
     Machinery and equipment        242,530       231,383
     Construction in progress         3,622         3,497
     Less -- accumulated
     depreciation                  (120,887)     (102,182)
     Net property, plant
     and equipment                  155,375       160,539
     Other assets                    19,800        18,578
     Total assets                  $298,497      $315,327
     LIABILITIES AND
     SHAREHOLDERS' EQUITY
     Current liabilities
     Notes payable               $      509     $  28,872
     Accounts payable                32,897        27,312
     Accrued liabilities             22,167        19,281
     Current portion of
     long-term debt                   1,872        15,543
     Total current
     liabilities                     57,445        91,008
     Long-term debt                 166,528       138,110
     Deferred taxes                   6,414         9,745
     Common shareholders'
     equity
     Common stock,
     no par value,
     40,000,000 shares
     authorized, 13,809,413
     shares issued and
     outstanding for each
     period                          49,004        48,988
     Common stock
     options and warrants             2,737           262
     Unrealized loss on
     available for sale
     securities                        (713)         (124)
     Retained earnings               17,082        27,338
     Common shareholders'
     equity                          68,110        76,464
     Total liabilities
     and shareholders'
     equity                        $298,497      $315,327

     See notes to consolidated financial statements

     CONSOLIDATED STATEMENTS OF CASH FLOWS

     For the years ended September 30, 1995, September 24,
     1994 and September 25, 1993
     (Dollars in thousands)

                                1995       1994       1993
     Cash flows from
     operating activities:
     Net income (loss)      $(10,256)   $13,208   $ (6,991)
     Adjustments to
     reconcile net income
     (loss) to net cash
     flows from operating
     activities:
     Depreciation and
     amortization             18,941     18,154     18,537
     Amortization of debt
     discount and finance
     costs                     2,370        635        556
     Decrease in long-term
     deferred taxes           (2,970)    (1,157)    (1,998)
     Gain on sale of
     subsidiary                    -    (35,292)         -
     (Gain) loss on
     disposal of equipment      (470)      (230)       323
     Increase in accounts
     receivable, net          (3,207)    (7,921)   (11,461)
     (Increase) decrease in
     inventories             (12,426)    (3,168)       906
     (Increase) decrease
     in refundable income
     taxes                    (2,935)     2,618      2,012
     (Increase) decrease
     in other current assets  (1,753)     2,691     (7,203)
     Increase in accounts
     payable                   5,585      5,782        958
     Increase in accrued
     liabilities               2,886        351      6,753
     Net cash flows from
     operating activities     (4,235)    (4,329)     2,392
     Cash flows from investing
     activities:
     (Increase) decrease in
     short-term investments   33,658    (36,614)       208
     Purchases of property,
     plant and equipment     (13,730)   (11,760)    (6,080)
     Proceeds from sale of
     equipment                   494        631        619
     (Increase) decrease in
     other assets              1,892     (2,122)       999
     Proceeds from sale of
     subsidiary                    -     50,426          -
     Cash dividend from sold
     subsidiary                    -      6,818          -
     Net cash flows from
     investing activities     22,314      7,379     (4,254)
     Cash flows from
     financing activities:
     Increase (decrease) in
     notes payable           (28,363)     1,905      6,286
     Proceeds from issuance
     of long-term debt       122,587        431      2,012
     Proceeds from issuance
     of warrants               2,411          -          -
     Repayments on long-term
     debt                   (107,950)    (7,246)    (9,896)
     Increase in debt
     issuance costs           (6,331)      (236)      (388)
     Proceeds from issuance
     of common stock               -        704        931
     Net cash flows from
     financing activities    (17,646)    (4,442)    (1,055)
     Net increase
     (decrease)in cash
     and cash equivalents        433     (1,392)    (2,917)
     Cash and cash equivalents
     at beginning of year      4,405      5,797      8,714
     Cash and cash
     equivalents at end
     of year                $  4,838   $  4,405   $  5,797
     Cash paid during
     the year for:
     Interest                $20,385    $18,964    $18,434
     Income taxes,
     net of refunds        $     209   $  2,297   $ (3,847)


     See notes to consolidated financial statements



     CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

     For the years ended September 30, 1995, September 24,
     1994 and September 25, 1993
     (Dollars in thousands)

                                             Unrealized
                                             Gain (Loss)
                                 Options     on Available
                 Common Stock    and         for
              Shares     Amount  Warrants    Sale Securities
     Balance,
     September
     26,
     1992  13,504,557   $47,353  $  100
     Stock
     option
     plans     48,750       181     108
     Common
     stock
     issuance 142,797       750
     Net loss
     Balance,
     September
     25,
     1993  13,696,104   $48,284 $    208      $ -
     Stock
     option
     plans     56,145       290       54
     Common
     stock
     issuance  57,164       414
     Unrealized
     losses on
     investments                              (124)
     Net income
     Balance,
     September
     24,
     1994  13,809,413   $48,988    $262      $(124)
     Stock
     option
     plans                           64
     Issuance
     of common
     stock
     warrants                     2,411
     Unrealized
     losses on
     investments                              (589)
     Other                   16
     Net loss
     Balance,
     September
     30,
     1995  13,809,413   $49,004  $2,737      $(713)

     See notes to consolidated financial statements

     CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

     For the years ended September 30, 1995, September 24,
     1994 and September 25, 1993
     (Dollars in thousands)

                                     Retained
                                     Earnings      Total

     Balance,
     September
     26,                              $21,121     $68,574
     Stock
     option
     plans                                             289
     Common
     stock
     issuance                                          750
     Net loss                          (6,991)      (6,991)
     Balance,
     September
     25,
     1993                             $14,130      $62,622
     Stock
     option
     plans                                             344
     Common
     stock
     issuance                                          414
     Unrealized
     losses on
     investments                                      (124)
     Net income                        13,208       13,208
     September
     24,
     1994                             $27,338      $76,464
     Stock
     option
     plans                                              64
     Issuance
     of common
     stock
     warrants                                        2,411
     Unrealized
     losses on
     investments                                      (589)
     Other                                              16
     Net loss                         (10,256)     (10,256)
     Balance,
     September
     30,
     1995                             $17,082      $68,110

     See notes to consolidated financial statements

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Note 1:  Summary of Significant Accounting Policies

     Principles of Consolidation

     The consolidated financial statements include the accounts of NS Group, Inc. and its wholly-owned subsidiaries (the Company): Newport Steel Corporation (Newport), Koppel Steel Corporation (Koppel), Erlanger Tubular Corporation (Erlanger), Imperial Adhesives,
     Inc. (Imperial),   Northern Kentucky Management, Inc.
     and Northern Kentucky Air, Inc. See Note 2 regarding the sale of Kentucky Electric Steel Corporation in fiscal 1994. All significant intercompany accounts and transactions have been eliminated.

     Cash and Cash Equivalents

     Cash includes currency on hand and demand deposits with financial institutions. Cash equivalents consist of investments with original maturities of three months or less. Amounts are stated at cost, which approximates market value.

     Short-Term and Other Investments

     Short-term investments consist primarily of money market mutual funds and U.S. treasury securities, for which market value approximates cost. At September 30, 1995, approximately $2.8 million in short-term investments were restricted in an environmental trust account related to a permitted hazardous waste disposal facility located on the Companys property at Newport. Certain of the Companys investments are classified as available for sale and are recorded at current market value with an offsetting adjustment to common shareholders equity.

     Inventories

     At September 30, 1995 and September 24, 1994, inventories stated at the lower of LIFO (last-in, first-out) cost or market represent approximately 31% and 27% of total inventories before the LIFO reserve, respectively. All other inventories are stated at the lower of average cost or market, or the lower of FIFO cost or market. Inventory costs include labor, material and manufacturing overhead. Inventories consist of the following components:

     (In thousands)                     1995         1994
     Raw materials                  $  6,591      $ 6,699
     Semi-finished and
     finished goods                   40,570       27,695
                                      47,161       34,394
     LIFO reserve                    $(2,445)      (2,104)
     Total inventories               $44,716      $32,290


     Property, Plant and Equipment and Depreciation

     For financial reporting purposes, plant and equipment are depreciated on a straight-line method over the estimated useful lives of the assets. Depreciation claimed for income tax purposes is computed by use of accelerated methods. Expenditures for maintenance and repairs are charged to expense as incurred.
     Expenditures for equipment renewals which extend the life of an asset are capitalized. Included in property, plant and equipment at September 30, 1995, are assets with a net book value of approximately $5.3 million which are not currently being used in the business. In managements opinion, the carrying values of such assets are realizable.

     Income Taxes

     At September 30, 1995 and September 24, 1994, deferred income tax balances represent the estimated future tax effects of temporary differences between the financial reporting basis and the tax basis of certain assets and
     liabilities.   In fiscal 1993, the provision for
     deferred income taxes represents the tax effect of income and expense items reported in one period for financial statement purposes and in another period for tax reporting purposes. See Note 11.
     Environmental Remediation and Compliance

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

     Postemployment Benefits

     In the first quarter of fiscal 1995, the Company adopted the provisions of Statement of Financial
     Accounting Standards No. 112, Employers Accounting for
     Postemployment Benefits (Statement 112). The impact on the Companys financial statements from the adoption of Statement 112 was not material.

     Recently Issued Accounting Standards

     In March 1995, the Financial Accounting Standards Board
     (FASB) issued Statement No. 121 (Statement 121) on accounting for the impairment of long-lived assets to be held and used. Statement 121 also establishes accounting standards for long-lived assets that are to be disposed. Statement 121 is required to be applied prospectively for assets to be held and used. The initial application of Statement 121 to assets held for disposal is required to be reported as the cumulative effect of a change in accounting principle. The Company is required to adopt Statement 121 no later than fiscal 1997. The Company has not yet determined when it will adopt Statement 121 and the impact, if any, that the adoption will have on its financial position or results of operations.

     In October 1995, the FASB issued Statement No. 123 (Statement 123) establishing financial accounting and reporting standards for stock-based employee compensation plans. Statement 123 encourages the use of the fair value based method to measure compensation cost for stock-based employee compensation plans, however, it also continues to allow the intrinsic value based method of accounting as prescribed by APB Opinion No. 25, which is currently used by the Company. If the intrinsic value based method continues to be used, Statement 123 requires pro forma disclosures of net income and earnings per share, as if the fair value based method of accounting had been applied. The fair value based method requires compensation cost be measured at the grant date based upon the value of the award and recognized over the service period, which is normally the vesting period. The Company is required to adopt Statement 123 no later than fiscal 1997. The Company has not yet determined when it will adopt Statement 123 or the valuation method it will use.

     Fiscal Year-End

     The Companys fiscal year ends on the last Saturday of September. Fiscal year 1995 contains fifty-three weeks and fiscal years 1994 and 1993 contain fifty-two weeks.

     Earnings Per Share

     Earnings per share are calculated using the weighted average number of shares outstanding during the period.
     The effect of common stock equivalents arising from stock options and warrants on the computation of earnings per share is not significant.

     Note 2:  Sale of Subsidiary

     On October 6, 1993, the Company sold all of the assets and liabilities of its wholly-owned subsidiary, Kentucky Electric Steel Corporation (KES), to a newly formed public company in exchange for $45.6 million in cash and 400,000 shares (approximately 8%) of the newly formed public company. In addition, the Company received $6.8 million in cash from the new entity in satisfaction of a dividend declared by KES prior to the sale. The sale of KES resulted in a pre-tax gain of $35.3 million. After giving effect to the elimination of the pre-tax gain of $35.3 million, the related tax effect of $13.8 million and $0.1 million of net income of KES for the eleven days of fiscal 1994 prior to sale, the Companys pro forma net loss before cumulative effect of a change in accounting principle for the fiscal year ended September 24, 1994 was $10.2 million, or a $.74 loss per share.

     Note 3:  Other Assets

     Other assets at September 30, 1995 and September 24, 1994 includes approximately $8.6 million and $10.5 million, respectively, in costs associated with land near Newport, Kentucky, for use as development property which is listed for sale and marketable equity securities totaling $3.6 million and $4.6 million, respectively. Other assets at September 30, 1995 and September 24, 1994 also includes approximately $6.5 million and $2.4 million, respectively, in deferred financing costs.

     Note 4:  Accrued Liabilities

     Accrued liabilities consist of the following:
     (In thousands)                        1995        1994
     Accrued payroll and payroll taxes  $ 7,113   $   5,032
     Accrued interest                     4,084       4,072
     Accrued environmental remediation    4,514       4,563
     Accrued income taxes                    32         711
     Other                                6,424       4,903
                                        $22,167    $ 19,281

     Note 5:  Long-term Debt and Credit Facility
     Long-term debt of the Company consists of the following:

     (In thousands)                        1995        1994
     13.5% Senior Secured Notes due
     July 15, 2003, interest due semi-
     annually, secured by property,
     plant and equipment (net of
     unamortized discount of $8,398)   $122,698     $     -
     Term loans due a non-bank
     financial institution,
     interest ranging from 7.99% to
     12.54%, repaid in fiscal 1995            -      73,751
     Senior Secured Notes due various
     insurance companies, interest
     at 10.65%, repaid in fiscal 1995         -      32,729
     11% Subordinated Convertible
     Debentures, due in annual
     installments from October,
     2000 through 2005                   29,000      29,000
     Term loans due various states
     and municipalities,
     interest ranging from 3% to
     11%, due in varying  quarterly
     installments through 2010,
     secured by junior mortgages on
     property, plant and equipment       10,166      11,613
     Other                                6,536       6,560
                                        168,400     153,653
     Less -  Current portion             (1,872)    (15,543)
                                       $166,528    $138,110

     In July, 1995 the Company completed a public offering (Offering) for the sale of $131.1 million aggregate principal amount of 13.5% Senior Secured Notes due 2003 (Notes) together with warrants (Warrants) to purchase an aggregate of approximately 1,534,000 shares of the Companys common stock at $4.00 per share. Proceeds from the sale of the Notes and Warrants of approximately $120.8 million, after underwriting discount and before expenses, together with available cash on hand, were used to retire a substantial portion of the Companys outstanding indebtedness, including borrowings under its lines of credit.
     Through July 1998, the Company may redeem up to 40% of the principal amount of the Notes with the net proceeds of a public offering of common stock at a price of 113.5% of par, provided that at least $75.0 million principal amount of the Notes remain outstanding after redemption. The Notes may be redeemed at the option of the Company, at any time, in whole or in part, beginning in 2000, at declining premiums plus accrued interest.

     The Indenture relating to the Notes contains a number of restrictive covenants including, among other things, limitations on the ability of the Company to incur additional indebtedness; create liens; make certain restricted payments, including dividends; engage in certain transactions with affiliates; engage in sale and leaseback transactions; dispose of assets; issue or sell stock of its subsidiaries; enter into agreements that restrict the ability of its subsidiaries to pay dividends and make distributions; engage in mergers, consolidations and transfers of substantially all of the Companys assets; and make certain investments, loans and advances.

     Contemporaneously with the Offering, the Company entered into a new $45.0 million revolving credit facility (Credit Facility) and terminated its previous revolving credit agreements. Borrowings are secured by inventory and accounts receivable and interest accrues at a rate per annum of (a) the sum of the alternate base rate (which is the higher of prime rate or 0.5% over the federal funds rate) plus 1% with respect to domestic rate loans or (b) the sum of the Eurodollar rate (based on LIBOR) plus 2.75% with respect to Eurodollar rate loans. Borrowings are due on demand and are limited to defined percentages of eligible inventory and accounts receivable. The Credit Facility contains financial covenants including maintenance of minimum net worth, minimum interest coverage ratios, maximum ratios of indebtedness to net worth, and minimum current ratio and working capital requirements. The Credit Facility also includes restrictions upon dividends, investments, capital expenditures, indebtedness and the sale of certain assets. At September 30, 1995, approximately $5.0 million of the Credit Facility was utilized to collateralize various letters of credit and $40.0 million was available for borrowing. The Credit Facility expires in fiscal 1998.

     Pursuant to the Companys debt agreements, it is currently prohibited from paying dividends to its shareholders.

     In connection with the retirement of long-term indebtedness in the fourth quarter of fiscal 1995, the Company incurred prepayment costs and wrote off unamortized debt issuance costs, which resulted in an extraordinary charge of $5.2 million, net of applicable income tax benefit of $2.8 million, or $.38 per share.

     The Company also has outstanding 11% Subordinated Convertible Debentures, which are unsecured obligations of the Company and are convertible into common shares of the Company at a price of $17.00 per share, or approximately 1,706,000 shares. Interest is payable quarterly. The Debentures are redeemable by the Company at 110% of par.

     Annual long-term debt maturities are $1.9 million in fiscal 1996, $2.5 million in fiscal 1997, $3.6 million in fiscal 1998, $2.3 in fiscal 1999 and $0.7 million in fiscal 2000.

     As of September 30, 1995 and September 24, 1994, the weighted average interest rate on outstanding notes payable was 6.0% and 9.0%, respectively.

     Note 6:  Fair Value of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of financial instruments:

     Cash, cash equivalents and short-term investments  -
     The carrying amount approximates fair value because of the short maturity of those instruments.

     Other investments - Other investments, consisting of marketable equity securities totaling $3.6 million, are reported in other assets and are carried at market value.

     Notes payable  -   The carrying amount approximates
     fair value because of the short maturity.

     Long-term debt   -   The fair value of the Companys
     Senior Secured Notes is based upon their trading price as of September 30, 1995. All other long-term debt was estimated by calculating the present value of the remaining interest and principal payments on the debt to maturity. The present value computation uses a discount rate equal to Treasury rates with similar terms at the end of the reporting period plus or minus the spread between the Treasury rates and the rate negotiated on the debt at the inception of the loan. The carrying amount and fair value of the Companys financial instruments are as follows.

                                 1995             1994
                          Carrying   Fair    Carrying  Fair
     (In thousands)       Amount     Value   Amount    Value

     Cash, cash
     equivalents and
     short-term
     investments         $ 11,251  $ 11,251 $ 44,476 $44,476
     Other investments      3,650     3,650    4,600   4,600
     Notes payable            509       509   28,872  28,872
     Long-term debt       168,400   172,021  153,653 154,649

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

     Note 8:  Stock Options and Warrants

     The Company has Employee Incentive Stock Option Plans which provide for the issuance of shares of common stock of the Company upon exercise of options granted to certain employees. Under the terms of these plans, options have been granted at fair market value at the grant date and are exercisable on a pro rata basis over a period of nine years beginning one year after the date of grant. At September 30, 1995, options outstanding are priced in a range from $3.25 to $14.125 per share. Of the options expired in fiscal 1994, 295,030 options expired in connection with the sale of KES.

     A summary of transactions in the plans for fiscal 1995 and 1994 follows:

                                       1995        1994
     Options outstanding,
     beginning of year             1,048,705    1,185,525
     Options granted                  10,000      289,050
     Options expired                 (69,675)    (369,725)
     Options exercised                     -      (56,145)
     Options outstanding,
     end of year                     989,030    1,048,705
     Options exercisable,
     end of year                     607,955      509,525
     Available for grant             514,535      488,580

     In May 1995, the Board of Directors adopted the NS Group, Inc. 1995 Stock Option and Stock Appreciation Rights Plan (1995 Plan) as a successor plan to a similar plan adopted in 1988. Under the 1995 Plan, the Company may grant to key employees options to purchase (or stock appreciation awards corresponding to) an aggregate of 750,000 shares of the Companys common stock. Terms of the grants made under the 1995 Plan are determined by the Stock Option Committee of the Board of Directors. A total of 202,400 options were granted in fiscal 1995 under the 1995 Plan at an exercise price of $4.375, the market price on the date of the grant. The 1995 Plan is subject to shareholder approval. At September 30, 1995, options outstanding under both of the Companys non-qualified plans are priced in a range from $3.75 to $13.43 per share.
     Grant prices have ranged from 64% to 110% of the market price at the date of grant.

     A summary of transactions in the plans for fiscal 1995 and 1994 follows:

                                         1995        1994
     Options outstanding
     beginning of year                 475,625     366,760
     Options granted                   202,400     135,085
     Options expired                         -     (26,220)
     Options exercised                       -           -
     Options outstanding,
     end of year                       678,025     475,625
     Options exercisable,
     end of year                       153,400     106,700
     Available for grant               571,975      24,375

     The Company has common stock warrants outstanding, issued in connection with the sale of the Companys Senior Secured Notes. The warrants are exercisable for approximately 1,534,000 shares of the Companys common stock at a price of $4.00 per share and expire July 15,
     2003.     The Company also has common stock warrants
     outstanding which were issued in connection with the financing of the Koppel acquisition. These warrants are exercisable for approximately 772,000 shares of the Companys common stock, at a price of $8.00 per share and expire October 4, 2000.

     Note 9:  Commitments and Contingencies

     The Company has various commitments for the purchase of materials, supplies and energy arising in the ordinary course of business.

     The Company is subject to various claims, lawsuits and administrative proceedings arising in the ordinary course of business with respect to commercial, product liability and other matters, which seek remedies or damages. Based upon its evaluation of available information, management does not believe that any such matters are likely, individually or in the aggregate, to have a material adverse effect upon the Companys consolidated financial position, results of operations or cash flows.

     The Company is subject to federal, state and local environmental laws and regulations, including, among others, the Resource Conservation and Recovery Act
     (RCRA), the Clean Air Act, the 1990 Amendments to the Clean Air Act (the 1990 Amendments), the Clean Water Act and all regulations promulgated in connection therewith, including, among others, those concerning the discharge of contaminants as air emissions or waste water effluents and the disposal of solid and/or hazardous wastes such as electric arc furnace dust. As such, the Company is from time to time involved in administrative and judicial proceedings and administrative inquiries related to environmental matters.

     As with other similar mills in the industry, the Company's steel mini-mills produce dust which contains lead, cadmium and chromium, and is classified as a hazardous waste. The Company currently collects the dust resulting from its electric arc furnace operations through emission control systems and contracts with a company for treatment and disposal of the dust at an EPA-approved facility. The Company also has on its property at Newport a permitted hazardous waste disposal facility.

     In March 1995, Koppel and the EPA signed a Consent Order relating to an April 1990 RCRA facility assessment (the Assessment) completed by the EPA and the Pennsylvania Department of Environmental Resources. The Assessment was performed in connection with a permit application pertaining to a landfill that is adjacent to the Koppel facilities. The Assessment identified potential releases of hazardous constituents at or adjacent to the Koppel facilities prior to the Companys acquisition of the Koppel facilities. The Consent Order establishes a schedule for investigating, monitoring, testing and analyzing the potential releases. Contamination documented as a result of the investigation will require cleanup measures and certain remediation has begun. Pursuant to various indemnity provisions in agreements entered into at the time of the Companys acquisition of the Koppel facilities, certain parties have agreed to indemnify the Company against various known and unknown environmental matters. While such parties have not at this time acknowledged full responsibility for potential costs under the Consent Order, the Company believes that the indemnity provisions provide for it to be fully indemnified against all matters covered by the Consent Order, including all associated costs, claims and liabilities.

     In two separate incidents occurring in fiscal 1993 and 1992, radioactive substances were accidentally melted at Newport, resulting in the contamination of the melt shops electric arc furnace emission control facility, or baghouse facility. The occurrences of the accidental melting of radioactive materials have not resulted in any notice of violations from federal or state environmental regulatory agencies. The losses and costs incurred in 1993, net of insurance claims, resulted in an extraordinary charge of $1.1 million, net of applicable income tax benefit of $0.7 million, or an $.08 loss per share. The Company is investigating and evaluating various issues concerning storage, treatment and disposal of the radiation contaminated baghouse dust; however a final determination as to method of treatment and disposal, cost and further regulatory requirements cannot be made at this time. Depending on the ultimate timing and method of treatment and disposal, which will require appropriate federal and state regulatory approval, the actual cost of disposal could substantially exceed current estimates and the Companys insurance coverage. The Company expects to recover and has recorded a $2.3 million receivable relating to insurance claims for the recovery of disposal costs which will be filed with the Companys insurance company at the time such disposal costs are incurred. As of September 30, 1995, claims recorded in connection with disposal costs exhaust available insurance coverage. Based on current knowledge, management believes the recorded gross reserves of $4.4 million for disposal costs pertaining to these incidents are adequate.
     Subject to the uncertainties concerning the Consent Order and the storage and disposal of the radiation contaminated dust, the Company believes that it is currently in compliance in all material respects with all applicable environmental regulations.

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

     Capital expenditures for the next twelve months relating to environmental control facilities are not expected to be material, however, such expenditures could be influenced by new or revised environmental regulations and laws.

     As of September 30, 1995, the Company had environmental remediation reserves of $4.5 million, of which $4.4 million pertain to accrued disposal costs for radiation contaminated baghouse dust. As of September 30, 1995, the possible range of estimated losses related to the environmental contingency matters discussed above in excess of those accrued by the Company is $0 to $3.0 million; however, with respect to the Consent Order, the Company cannot estimate the possible range of losses should the Company ultimately not be indemnified. Based upon its evaluation of available information, management does not believe that any of the environmental contingency matters discussed above are likely, individually or in the aggregate, to have a material adverse effect upon the Companys consolidated financial position, results of operations or cash flows. However, the Company cannot predict with certainty that new information or developments with respect to the Consent Order or its other environmental contingency matters, individually or in the aggregate, will not have a material adverse effect on the Companys consolidated financial position, results of operations or cash flows.

     Note 10:  Profit Sharing Plans

     The Company has established various profit sharing plans at the operating companies which are based on the earnings of the respective companies. Generally, the plans require mandatory contributions at a specified percentage of pretax profits (with a guaranteed minimum based on hours worked) for the bargaining unit employees, and allow for a discretionary contribution set by the Board of Directors for salaried employees. Expense for contributions was approximately $0.9 million, $0.5 million and $1.2 million in fiscal years 1995, 1994 and 1993, respectively.

     Note 11:  Income Taxes

     Effective September 26, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes (Statement 109). Prior to adoption of Statement 109, deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated. Under Statement 109, deferred tax liabilities and assets are based upon differences in the basis of assets and liabilities for financial statements and tax returns and are determined based on the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The cumulative effect of the change in accounting increased fiscal 1994 net income by $1.7 million, or $.12 per share.

     The provision (credit) for income taxes, including $2.8 million and $0.7 million allocated to extraordinary items in fiscal 1995 and 1993, respectively, consists of the following:

     (In thousands)                 1995     1994      1993
     Current:
       Federal                   $(3,044)  $5,100   $(2,000)
       State                           -      323      (851)
                                 $(3,044)  $5,423    (2,851)
     Deferred:
       Federal                    (3,066)     739    (1,526)
       State                        (230)   1,220       333
                                  (3,296)  $1,959    (1,193)
     Provision (credit)
     for income taxes            $(6,340)  $7,382   $(4,044)

     The income tax provision (credit) differs from the amount computed by applying the statutory federal income tax rate to income (loss), including extraordinary items, before income taxes for the following reasons:

     (In thousands)                  1995     1994     1993
     Income tax provision
     (credit) at statutory tax
     rate of 35% in fiscal 1995
     and 1994 and 34% in fiscal
     1993                         $(5,808)  $6,606  $(3,752)
     Change in taxes resulting
     from:
     State income taxes, net
     of federal effect               (150)   1,003     (342)
     Dividend income exclusion        (61)   (200)       (6)
     Other, net                      (321)    (27)       56
     Provision (credit) for
     income taxes                 $(6,340) $7,382   $(4,044)

     The following represents the components of deferred tax liabilities and assets at September 30, 1995 and September 24, 1994. A valuation allowance has not been recorded against deferred tax assets as it is estimated that such deferred tax assets will be realized through a reduction of taxes otherwise payable upon the reversal of existing taxable temporary differences.


     (In thousands)                     1995         1994
     Deferred tax liabilities:
     Property, plant and equipment    $27,646     $27,774
     Other items                        2,196       2,222
                                       29,842      29,996
     Deferred tax assets:
     Reserves and accruals              3,880       3,904
     Net operating tax loss
     carryforward                      18,003      11,690
     Alternative minimum tax
     and other tax credit
     carryforwards                      4,480       7,629
     Other items                        1,907       1,905
                                       28,270      25,128
     Net deferred tax liability       $ 1,572     $ 4,868

     For federal income tax purposes, the Company has alternative minimum tax credit carryforwards of approximately $4.1 million, which are not limited by expiration dates, and other tax credit carryforwards of approximately $0.4 million, which expire beginning in 2000. The Company also has net operating tax loss carryforwards of approximately $51.4 million, which expire beginning in 2007.

     The components of the credit for deferred income taxes for fiscal 1993 are as follows:

     (In thousands)                                 1993
     Excess of tax over book depreciation         $  4,097
     Koppel start-up costs deferred for
     income tax purposes                               177
     Reserves and accruals not currently
     deductible                                       (299)
     Alternative minimum tax and other
     tax credit carryforwards                       $1,684
     Net operating tax loss carryforward           $(7,034)
     Other, net                                        182
     Total                                         $(1,193)

     Note 12:  Related Party Transactions

     One of the Companys directors/shareholders has a controlling interest in a company which purchases certain reject and limited service tubular products from Newport. Sales to this customer were approximately $16.0 million, $11.0 million and $10.9 million for fiscal years 1995, 1994, and 1993, respectively. Trade receivables from this customer were $0.7 million and $1.0 million at the end of fiscal 1995 and 1994, respectively.

     Note 13:  Business Segment Information

     The Company operates primarily in two separate business segments:

     Specialty Steel Products -   Includes welded tubular
     steel products and hot rolled coils manufactured at a mini-mill located near Newport, Kentucky; seamless tubular steel products, special bar quality products and semi-finished steel products manufactured at a mini-mill located in western Pennsylvania and pipe finishing operations located in Baytown, Texas and near Tulsa, Oklahoma.

     Adhesive Products  -   Includes industrial adhesives
     manufactured principally at plants in Cincinnati, Ohio and Nashville, Tennessee.

     The operations of both segments are conducted principally in the United States. The Company grants trade credit to customers, the most significant of which are distributors serving the oil and natural gas exploration and production industries which purchase tubular steel products from the Specialty Steel
     Products segment. The following table sets forth selected financial information by business segment for fiscal 1995, 1994 and 1993.

                                          Depreci-
                         Opera-           ation
                         ting    Identi-  and     Capital
                  Net    Income  fiable   Amorti- Expen-
      1995       Sales   (Loss)  Assets   zation  ditures
     (In
     thousands)
     Specialty
     steel
     products  $335,883 $10,428 $250,711 $20,862 $13,245
     Adhesives
     products    35,469   1,248   13,011     449     485
     Corporate
     assets
     and allo-
     cations          -  (3,870)  34,775       -       -
     Total
     consoli-
     dated     $371,352 $ 7,806 $298,497 $21,311 $13,730

     1994
     Specialty
     steel
     products  $270,441 $ 2,909 $246,295 $18,373 $11,380
     Adhesives
     products    32,939   1,150   12,486     416     380
     Corporate
     assets
     and
     allocations      -  (3,370)  56,546       -       -
     Total
     consoli-
     dated     $303,380 $   689 $315,327 $18,789 $11,760
     1993
     Specialty
     steel
     products  $325,007 $13,379 $271,968 $18,691 $ 5,798
     Adhesives
     products    28,075   1,059   12,228     402     282
     Corporate
     assets and
     allocations      -  (2,766)  33,046       -       -
     Total consoli-
     dated     $353,082 $11,672 $317,242 $19,093 $ 6,080


     Note 14:  Quarterly Financial Data (Unaudited)

     Quarterly results of operations for 1995 and 1994 are as follows:

     (In thousands, except per share amounts)
                          First   Second   Third    Fourth
      1995               Quarter  Quarter  Quarter  Quarter
     Net sales           $93,489  $97,055  $94,804  $86,004
     Gross profit         11,490   10,145   10,592    1,855
     Income (loss)
     before extra-
     ordinary item            75      447      529   (6,107)
     Net income (loss)        75      447      529  (11,307)
     Income (loss) per
     common share before
     extraordinary item      .01      .03      .04     (.44)
     Net income (loss)
     per common share        .01      .03      .04     (.82)
     1994 Net sales      $71,959  $66,012  $80,807   $84,602
     Gross profit          7,791    1,831    7,203     8,394
     Income (loss)
     before cumulative
     effect of a change
     in accounting
     principle            20,026   (5,583)  (1,990)    (960)
     Net income (loss)   21,741    (5,583)  (1,990)    (960)
     Income (loss) per
     common share before
     cumulative effect
     of a change in
     accounting
     principle             1.46      (.40)    (.14)    (.07)
     Net income (loss)
     per common share      1.58      (.40)    (.14)    (.07)


     During the fiscal 1995 fourth quarter, the Company experienced numerous unexpected operational problems, principally at the Companys welded tubular facilities at Newport. Newports melt shop incurred an unusual number of unplanned outages during the quarter related to equipment breakdowns, lightning strikes and power curtailments due to weather conditions. As a result, steel production volume was significantly affected, limiting availability of steel to Newports hot strip mill and pipe mills. The excessive downtime throughout all of Newports operations resulted in low operating efficiencies, increased maintenance costs and lost sales opportunities during the quarter. Also impacting the quarter at Newport was a write-down of scrap inventory resulting from year end physical inventory counts. Shipments of Newports tubular products totaled 74,400 tons in the fourth quarter of fiscal 1995 compared to 78,700 tons in the third quarter of fiscal 1995 and 83,800 tons in the fourth quarter of fiscal 1994. For the same periods, average selling prices for all of Newports welded tubular products were $440, $457 and $429 per ton, respectively.

     The fiscal 1995 fourth quarter was also impacted by a decline in shipments of SBQ products from the Companys Koppel facilities, due to softening in market demand. SBQ shipments totaled 33,800 tons in the fourth quarter of fiscal 1995 compared to 45,100 tons in the third quarter of fiscal 1995 and 36,000 tons in the fourth quarter of fiscal 1994. For the same periods, average selling prices for SBQ products were $503, $503, and $441 per ton, respectively.

     In connection with a fiscal 1995 fourth quarter refinancing, the Company incurred prepayment costs and wrote off unamortized debt issuance costs, which resulted in an extraordinary charge of $5.2 million, net of applicable income tax benefit of $2.8 million, or $.38 per share.

     Fiscal 1994 second quarter results were negatively affected by a decline in welded tubular shipments that resulted primarily from customers resistance to announced price increases. The Company adjusted its welded tubular selling prices in response to the decline and volume recovered in the third quarter of fiscal 1994. In addition, fiscal 1994 second quarter results were negatively impacted by severe winter weather conditions.

     The sale of KES increased fiscal 1994 first quarter net income by $21.5 million. In addition, in the fiscal 1994 first quarter, the Company recorded the cumulative effect of the adoption of FAS No. 109, "Accounting for Income Taxes", which increased net income by $1.7 million.

     Note 15:  Summarized Financial Information

     The Companys Senior Secured Notes are unconditionally guaranteed in full, jointly and severally, by each of the Companys subsidiaries (Subsidiary Guarantors), each of which is wholly-owned. Separate financial statements of the Subsidiary Guarantors are not presented because they are not deemed material to investors. The following is summarized financial information of the Subsidiary Guarantors as of September 30, 1995 and September 24, 1994 and for each of the three years in the period ended September 30, 1995. All significant intercompany accounts and transactions between the Subsidiary Guarantors have been eliminated.

                               September 30,  September 24,
     (In thousands)                1995           1994
     Current assets              $111,371       $125,108
     Noncurrent assets            167,863        176,895
     Current liabilities           50,933         88,230
     Payable to parent           $169,079       $031,327
     Other noncurrent
     liabilities                    9,779        102,893
     Total noncurrent
     liabilities                 $178,858       $134,220


                                  Fiscal Year Ended
     (In thousands)             1995       1994       1993
      Net sales               $371,352   $303,380  $353,082
     Gross profit               34,082     25,219    42,496
     Income (loss) before
     extraordinary items and
     cumulative effect of a
     change in accounting
     principle                  (2,040)    14,689    (1,363)
     Net income (loss)          (2,040)    14,689    (2,458)



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

     Clifford R. Borland
     Chairman of the Board and
     Chief Executive Officer

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

     Cincinnati, Ohio
     October 31, 1994            ARTHUR ANDERSEN LLP






     CONSOLIDATED HISTORICAL SUMMARY
     (Dollars in thousands, except per share amounts)

                              1995       1994       1993
                              1992       1991       1990
                              1989       1988*      1987
                              1886       1985       1984
                              1983       1982       1981*
     Summary of Operations
     Net sales              $371,352   $303,380    $353,082
                          $281,242   $212,471    $249,871
                          $219,414   $239,175    $157,201
                          $ 66,320   $ 70,221    $ 73,426
                          $ 44,592   $ 61,982    $ 41,644
     Operating income
     (loss)                    7,806        689      11,672
                             1,401    (18,177)     19,370
                            18,469     36,668      14,252
                            (2,879)     3,649      11,140
                             3,797     14,441      13,429
     Operating income
     margin                     2.1%        .2%        3.3%
                               .5%      (8.6)%       7.8%
                              8.4%       15.3%       9.1%
                            (4.3)%        5.2%      15.2%
                              8.5%       23.3%      32.2%
     Net income (loss)
     before extraordi-
     nary items               (5,056)    13,208     (5,896)
                           (13,358)   (20,603)    13,047
                            12,773     20,238      3,673
                            (5,939)      (302)     6,651
                             1,247      6,334      5,844

     Net income (loss)       (10,256)    13,208     (6,991)
                           (15,900)   (20,603)    13,047
                            12,773     17,493      6,665
                            (5,939)    (2,317)     7,269
                             1,247      6,334      5,844
     Income (loss) per
     share before extra-
     ordinary items             (.36)       .96       (.44)
                              (.99)     (1.53)       .97
                               .95       1.73        .38
                              (.61)      (.03)       .69
                               .13        .65        .63
     Net income (loss)
     per share                  (.74)       .96       (.52)
                             (1.18)     (1.53)       .97
                               .95       1.49        .69
                              (.61)      (.24)       .75
                               .13        .65        .63
     Dividends per
     common share                  -          -          -
                               .06        .12        .11
                               .05          -          -
                                 -          -          -
                                 -          -          -
     Weighted average
     shares outstanding
     (000's)                  13,809     13,789     13,553
                            13,483     13,449     13,419
                            13,387     11,690      9,621
                             9,688      9,687      9,686
                             9,685      9,685      9,685
     Shareholders of
     record                      323        313        332
                               327        315        233
                               179        115          -
                                 -          -          -
                                 -          -          -

     Other Financial
     and Statistical Data
     Working capital       $ 65,877    $ 45,202   $ 39,060
                         $ 40,676    $ 48,411     $ 64,858
                         $ 55,714    $ 76,683   $ 26,993
                         $ 12,978    $ 24,173   $ 16,020
                         $  7,065    $ 15,199   $ 14,664

     Capital expenditures    13,730      11,760      6,080
                            4,148     112,573     45,011
                           28,081       3,340      2,838
                           13,297       7,222     12,642
                           10,751       7,302        252
     Depreciation and
     amortization            21,311      18,789     19,093
                           18,711      15,725      6,879
                            6,080       6,585      6,614
                            6,103       5,395      2,756
                            2,493       2,286        779

     Total assets           298,497     315,327    317,242
                          319,079     329,889    220,856
                          177,292     153,525    105,094
                           86,184      87,020     77,874
                           54,569      50,379     55,247

     Long-term debt         168,400     153,653    165,188
                          173,072     179,653     70,165
                           29,192      24,489     49,163
                           57,392      45,737     37,000
                           27,467      29,667     30,017

     Common shareholders'
     equity                  68,110      76,464     62,622
                           68,574      85,149    107,226
                           95,490      83,327     19,628
                           13,126      19,068     21,389
                           14,117      12,870      6,536

     Book value per share      4.93        5.54       4.57
                             5.08        6.33       7.98
                             7.13        6.23       2.06
                             1.35        1.97       2.21
                             1.46        1.33        .67

     Current ratio             2.15        1.50       1.45
                             1.55        1.79       2.90
                             2.30        3.47       1.97
                             1.82        2.96       1.99
                             1.60        3.04       1.82

     Debt-to-equity ratio      2.47        2.01       2.64
                             2.52        2.11        .65
                              .31         .29       2.50
                             4.37        2.40       1.73
                             1.95        2.31       4.59

     Steel mill shipments (tons)
     Tubular products       440,000     370,000    385,000
                          292,000     215,000    285,000
                          209,000     262,000    235,000
                          133,000     165,000    178,000
                          111,000     123,000     74,000

     Special bar quality
     products and other     216,000     191,000    363,000
                          299,000     212,000    239,000
                          262,000     255,000    138,000
                                -           -          -
                                  -           -          -

     Employees                1,728       1,568      1,995
                            1,770       1,705      1,479
                            1,457       1,336      1,192
                                719         536        514
                              448         523        561


     *Represents a 5 1/2 month period, the Company's start-up year.

     **The Company's stock began trading following an initial public offering on March 4, 1988.



     Stock Market Information NS Group, Inc. is listed on the New York Stock Exchange, trading symbol, NSS. At the end of fiscal 1995, the number of NS Group shareholders of record totaled 323.

     Stock Price
     Fiscal 1995          High        Low
     1st  Quarter      $ 6  3/4      $  4
     2nd Quarter         5  1/4         3 3/4
     3rd Quarter         4  5/8         3 3/8
     4th Quarter         4  1/2         2 7/8

     Fiscal 1994          High         Low
     1st  Quarter       $ 9 1//2     $  5 7/8
     2nd Quarter          7 3/4         6 1/4
     3rd Quarter          7 7/8         4 7/8
     4th Quarter          7             5 7/8