Form 10-K, Exhibit 13
period 1997-09-27
NS GROUP INC
filed 1997-12-19
CIK 745026

EXHIBIT 13


     The following are the excerpted portions of the NS
Group, Inc. Annual Report to Shareholders for the fiscal year ended September 27,1997 which are expressly incorporated by reference into Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

     The following analysis of financial condition and results of operations of the Company should be read in conjunction with the audited Consolidated Financial
Statements and related Notes of the Company.

     The matters discussed or incorporated by reference in this report that are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995) involve risks and uncertainties. Such risks and uncertainties include, but are not limited to: (i) the level of domestic as well as worldwide oil and natural gas drilling activity; (ii) general economic conditions; (iii) product demand and industry capacity; (iv) industry pricing;
(v) the presence or absence of governmentally imposed trade restrictions; (vi) manufacturing efficiencies; (vii) volatility in raw material costs, particularly steel scrap;
(viii) costs of compliance with environmental regulations; and (ix) product liability or other claims. These risks and uncertainties may cause the actual results or performance of the Company to differ materially from any future results or performance expressed or implied by such forward-looking statements.

General

     The Company operates in two business segments: specialty steel and industrial adhesives. Within the specialty steel segment are the operations of Newport Steel Corporation (Newport), a manufacturer of welded tubular steel products and hot rolled coils, and Koppel Steel Corporation (Koppel), a manufacturer of seamless tubular steel products, special bar quality (SBQ) products and semi-finished steel products. The Company's specialty steel products consist of: (I) welded and seamless tubular goods used primarily in oil and natural gas drilling and production operations (oil country tubular goods, or OCTG);
(ii) line pipe used in the transmission of oil, gas and other fluids; (iii) SBQ products used primarily in the manufacture of heavy industrial equipment; and (iv) hot rolled coils which are sold to service centers and other manufacturers for further processing. Within the adhesives segment are the operations of Imperial Adhesives, Inc. (Imperial), a manufacturer of industrial adhesives products. See Note 12 to the Consolidated Financial Statements included herein for selected financial information by business segment.

Results of Operations

     The Company's net sales, gross profit and operating results by industry segment for each of the three fiscal years in the period ended September 27, 1997 are summarized below. Fiscal 1997 and 1996 contain fifty-two weeks and fiscal 1995 contains fifty-three weeks. As such, the increases and decreases in operating results for the comparative periods, as discussed below, were partially attributable to the additional week of operations in fiscal
1995.


(In thousands)          1997         1996       1995
Net sales:
 Specialty steel segment
         Newport      $220,581     $173,615  $162,003
         Koppel        219,648      195,851   173,880
                       440,229      369,466   335,883
 Adhesives segment      40,941       39,916    35,469
                      $481,170     $409,382  $371,352
Gross profit:
 Specialty steel segment
         Newport     $  31,121     $  3,966  $  4,171
         Koppel         26,574       26,251    22,266
                        57,695       30,217    26,437
 Adhesives segment      10,630        9,580     7,645
                     $  68,325     $ 39,797  $ 34,082
Operating income (loss):
 Specialty steel segment
         Newport     $  24,225     $ (4,855) $ (5,708)
         Koppel         19,535       19,741    16,136
                        43,760       14,886    10,428
 Adhesives segment       1,799        1,597     1,248
 Corporate allocations  (4,591)     ( 4,430)   (3,870)
                     $  40,968     $ 12,053  $  7,806


     Shipment and sales data for the Company's specialty steel segment for each of the three fiscal years in the period ended September 27, 1997 were as follows:



                             1997        1996      1995

Tons shipped:
 Newport
 Welded tubular products    418,300     348,900   322,900
Hot rolled coils and
 other products              26,200      43,300    47,600
 Koppel
Seamless tubular products   172,100     157,400   116,600
SBQ products                152,400     133,700   169,000
                            769,000     683,300   656,100
 Net sales ($000's):
    Newport
 Welded tubular products   $210,245    $157,385  $145,330
 Hot rolled coils and
  other products             10,336       16,230    16,673

Koppel
 Seamless tubular products  152,146     133,446    90,926
 SBQ products                67,502      62,405    82,954
                           $440,229    $369,466  $335,883


Fiscal Year Ended September 27, 1997 compared with Fiscal
Year Ended September 28, 1996

     Net sales in fiscal 1997 increased $71.8 million, or 17.5%, from fiscal 1996. Specialty steel segment net sales increased $70.8 million, or 19.2%, and the adhesives segment net sales increased $1.0 million, or 2.6%, from fiscal 1996. The overall increase in specialty steel segment net sales was primarily attributable to increased shipments and average selling prices of the Company's tubular products as more fully discussed below.

      Welded tubular net sales increased $52.9 million, or 33.6%, on a volume increase of 19.9%. The increase in total welded tubular net sales was primarily due to an increase in shipments and average selling price of welded OCTG products. The increase in welded OCTG shipments and prices were the result of increased drilling activity. Average selling price for all welded tubular products was $503 per ton, an 11.5% increase from fiscal 1996.

     Seamless tubular net sales increased $18.7 million, or 14.0%, on a volume increase of 9.3%. The increase in total seamless tubular net sales was primarily due to increased shipments of seamless OCTG products, attributable to increased domestic and international drilling activity, including off-shore drilling. Average selling price for all seamless tubular products was $884 per ton, a 4.2% increase from fiscal 1996, resulting primarily from changes in product mix.

     Demand for the Company's OCTG products is cyclical in nature, being dependent on the number and depth of oil and natural gas wells being drilled in the United States and globally. The level of drilling activity is largely a function of the current prices of oil and natural gas and expectations of future prices. In addition, shipments by domestic producers of OCTG products are influenced by the levels of inventory held by producers, distributors and end users, as well as the level of foreign imports of OCTG products. The average number of oil and natural gas drilling rigs in operation in the United States (rig count) was 906 in fiscal 1997, up from 759 in fiscal 1996.

     In July 1995, the United States imposed duties on the imports of various OCTG products from certain foreign countries in response to antidumping and countervailing duty cases filed by several U.S. steel companies. Several foreign OCTG producers, as well as certain U.S. producers, have appealed the determinations to U.S. and international courts or panels. The duties are subject to annual and
five-year reviews by the U.S. Department of Commerce.   The
Company believes the imposition of the duties has had a positive effect on its shipments and the pricing of certain of its seamless tubular products; however, it cannot predict the outcome or timing of the appeals or reviews at this time.

      SBQ product net sales increased $5.1 million, or 8.2%, on a volume increase of 14.0%. Fiscal 1997 average selling price for SBQ products declined 5.1% from fiscal 1996.
While shipments of SBQ products are above prior year levels, market and competitive conditions resulted in lower pricing. Other product shipments and sales for fiscal 1997 were primarily attributable to sales of hot rolled coils. The demand for the Company's SBQ and hot rolled coil products is cyclical in nature and is sensitive to general economic conditions.

     Gross profit for fiscal 1997 increased $28.5 million from fiscal 1996, for a gross profit margin of 14.2% in fiscal 1997 compared to 9.7% in fiscal 1996. The specialty steel segment gross profit increased $27.5 million, and this segment had a gross profit margin of 13.1% in fiscal 1997 versus 8.2% in fiscal 1996. The increase in specialty steel segment gross profit and margin was attributable to Newport's welded tubular operations, where gross profit margins rose from 2.3% in the prior year to 14.1% for the current year. The increase was the result of increased shipments of welded OCTG products, higher average selling prices for all tubular products, improved operating efficiencies and cost reduction initiatives. Koppel's gross profit margin decreased to 12.1% from 13.4% in fiscal 1996, primarily due to a decrease in SBQ selling prices.

     The adhesives segment gross profit increased $1.1 million from fiscal 1996 due to slightly lower raw material costs and the gross profit margin was 26.0% compared to 24.0% in fiscal 1996.

     Fiscal 1997 selling and administrative expenses decreased $0.4 million from 1996 and decreased as a percentage of sales from 6.8% in fiscal 1996 to 5.7% in fiscal 1997.

     As a result of the above factors, operating income increased $28.9 million, from $12.1 million in fiscal 1996 to $41.0 million in fiscal 1997. The increase in operating income was almost solely attributable to the specialty steel segment and was primarily due to increased shipments and average selling prices for welded OCTG products and improved operations at Newport.

     Interest income increased $0.4 million from fiscal 1996 as a result of increased average invested cash and short-term investment balances during fiscal 1997. Interest expense for fiscal 1997 was virtually unchanged from fiscal
1996 at $24.3 million.

     Other income, net was $1.5 million and $0.6 million for fiscal 1997 and fiscal 1996, respectively. Fiscal 1997 includes gains from the sale of certain development property and settlement of insurance claims, while fiscal 1996 also includes gains from insurance claims, offset by a loss on the sale of a non-steel segment fixed asset.

     The Company's combined federal and state effective tax rate for fiscal 1997 was 28.6%. This rate is lower than the combined federal and state statutory rates primarily due to the utilization of net operating loss carryforwards for which certain deferred tax valuation allowances had been previously recorded. The Company is currently paying federal taxes at the alternative minimum tax rate of 20%.

     As a result of the above factors, the Company reported fiscal 1997 net income before extraordinary item of $13.7 million, or $.86 per primary share ($.81 fully diluted), compared to a net loss of $10.5 million, or a $.76 loss per primary and fully diluted share, in fiscal 1996.

     In connection with a fiscal 1997 fourth quarter refinancing, the Company incurred prepayment costs and wrote off unamortized debt discount and debt issuance costs which resulted in an extraordinary charge of $9.3 million, net of applicable income tax benefit of $2.3 million, or $.58 per primary share and $.55 per fully diluted share. See Liquidity and Capital Resources and Note 4 to the Consolidated Financial Statements.


Fiscal Year Ended September 28, 1996 compared with Fiscal
Year Ended September 30, 1995

     Net sales in fiscal 1996 increased $38.0 million, or 10.2%, from fiscal 1995. Specialty steel segment net sales increased $33.6 million, or 10.0%, and the adhesives segment net sales increased $4.4 million, or 12.5%, from fiscal 1995. The overall increase in specialty steel segment net sales was primarily attributable to increased shipments of the Company's tubular products.

     Welded tubular net sales increased $12.1 million, or 8.3%, on a volume increase of 8.1%. The increase in welded tubular net sales was primarily attributable to an increase in shipments of both welded line pipe products and welded OCTG products. Average selling price for all welded tubular products was essentially unchanged from fiscal 1995.

     Seamless tubular net sales increased $42.5 million, or 46.8%, on a volume increase of 35.0%. The increases in seamless tubular net sales and shipments were primarily due to increases in seamless OCTG product shipments and average selling prices which were attributable in part to a decline in the level of foreign imports, increased off-shore drilling activity, as well as, with respect to pricing, changes in OCTG product mix. Fiscal 1996 average selling price for all seamless tubular products increased 8.7% from fiscal 1995.

     The average number of oil and natural gas drilling rigs in operation in the United States was 759 in fiscal 1996, up from 738 in fiscal 1995.

      SBQ product net sales decreased $20.5 million, or 24.8%, on a volume decline of 20.9%. Fiscal 1996 average selling price for SBQ products declined 4.9% from fiscal
1995. The decline in shipments and selling price of SBQ products resulted from a softening in the markets served by Koppel's SBQ products as well as excessive inventory levels in the SBQ marketplace. Other product shipments and sales for fiscal 1996 were primarily attributable to sales of hot rolled coils.

     Gross profit for fiscal 1996 increased $5.7 million from fiscal 1995 for a gross profit margin of 9.7% in fiscal 1996 compared to 9.2% in fiscal 1995. The specialty steel segment gross profit increased $3.8 million and this segment had a gross profit margin of 8.2% in fiscal 1996 versus 7.9% in fiscal 1995. The increase in specialty steel segment gross profit and margin was attributable to Koppel's seamless tubular operations, where gross profit margins rose from 12.8% in fiscal 1995 to 13.4% in fiscal 1996.

     The adhesives segment gross profit increased $1.9 million from fiscal 1995 primarily as a result of an increase in sales volume. Gross profit margin for fiscal 1996 was 24.0% compared to 21.6% for fiscal 1995. The increase was primarily a result of increased sales of higher margin products.

     Fiscal 1996 selling and administrative expenses increased $1.5 million from 1995 but decreased as a percentage of sales from 7.1% in fiscal 1995 to 6.8% in fiscal 1996. The overall increase in selling and administrative expenses was primarily attributable to increased production and sales volume.

     As a result of the above factors, operating income increased $4.3 million, from $7.8 million in fiscal 1995 to $12.1 million in fiscal 1996. The increase in operating income was almost solely attributable to the specialty steel segment and was due primarily to increased shipments and average selling prices for Koppel's seamless tubular products, partially offset by a decrease in SBQ product shipments and average selling prices.

     Interest income decreased $0.7 million from fiscal 1995 as a result of a decline in average invested cash and short-term investment balances during the respective comparable periods.

     Interest expense increased $3.6 million over fiscal
1995 as a result of higher interest costs associated with the Company's Senior Secured Notes issued in the fourth quarter of fiscal 1995.

     Other income, net decreased $2.4 million from fiscal
1995. Fiscal 1996 was impacted by a loss on the sale of a non-steel segment fixed asset, while fiscal 1995 includes income from property claims filed with the Company's insurance company in connection with a motor failure at Newport.

     As a result of the above factors, the Company incurred a net loss of $10.5 million, or a $.76 loss per share, in fiscal 1996 compared to a net loss before extraordinary item of $5.1 million, or a $.36 loss per share in fiscal 1995.

     In connection with a fiscal 1995 fourth quarter refinancing, the Company incurred prepayment costs and wrote off unamortized debt issuance costs, which resulted in an extraordinary charge of $5.2 million, net of applicable income tax benefit of $2.8 million, or $.38 per share.


Liquidity and Capital Resources

     In September 1997, the Company completed a public offering (Offering) of the Company's common stock. The Company sold 6,000,000 shares for net proceeds, after expenses, of $169.8 million. In connection with the Offering, an additional 2,164,705 shares of common stock were issued upon the conversion of the Company's $28.3 million principal amount 11% Convertible Debentures and the exercise of certain warrants. In October 1997, the underwriters' overallotment was exercised in full, resulting in the issuance of an additional 540,295 shares of common stock with net proceeds to the Company of $15.4 million.
The Company used a portion of the proceeds to retire $9.6 million principal amount of long-term debt and called for redemption $52.4 million principal amount of its outstanding 13.5% Senior Secured Notes (Notes). The redemption was made in October and included a prepayment penalty of $7.1 million, plus accrued interest. Reference is made to Note 2 and Note 4 to the Consolidated Financial Statements for further information concerning these transactions.

     Working capital at September 27, 1997 was $226.9 million compared to $80.9 million at September 28, 1996.
The current ratio at September 27, 1997 was 2.64 to 1 compared to 2.16 to 1 at September 28, 1996. At September 27, 1997, the Company had cash and short-term investments totaling $195.3 million, including $59.5 million of funds held for debt called for redemption. At September 27, 1997, the Company had no outstanding advances against its $45.0 million revolving credit facility (Credit Facility); however, $11.2 million of the Credit Facility secured various letters of credit issued primarily in connection with the purchase of steel slabs at Newport.

     Net cash flows provided by operating activities totaled $11.0 million in fiscal 1997. The Company recorded net income of $4.4 million in fiscal 1997 compared to a loss of $10.5 million in fiscal 1996. Major sources of cash from operating activities in fiscal 1997 included $23.8 million in non-cash depreciation and amortization charges; a $7.1 million accrual for debt prepayment penalty; a $4.5 million increase in long-term deferred taxes and a $9.6 million increase in accounts payable and accrued liabilities due to increased business activity. The major uses of cash in operating activities included increases of $21.0 million and $11.3 million in inventory and accounts receivable, respectively, resulting from an increase in business activity related primarily to improvements in the OCTG marketplace. Additional uses of cash in operating activities include a $7.6 million increase in other current assets primarily related to increases in the Company's current deferred tax asset and receivables recorded in connection with certain insurance claims.


     Net cash flows provided by operating activities totaled $11.5 million in fiscal 1996. The Company recorded a net loss of $10.5 million in fiscal 1996. Major uses of cash in operating activities in fiscal 1996 included increases of $6.0 million and $8.6 million in accounts receivable and inventories, respectively, resulting from an increase in business activity. Offsetting these uses were $20.9 million in non-cash depreciation and amortization charges; a $2.5 million increase in long-term deferred taxes; a $1.8 million decrease in refundable income taxes; a $0.8 million decrease in other current assets resulting primarily from the collection of previously filed insurance claims; a $9.0 million increase in accounts payable primarily resulting from the purchase of steel slabs and a general increase in business activity; and a $2.2 million increase in accrued liabilities primarily related to accrued interest on the Company's Notes. Included in the fiscal 1996 net loss was a $1.2 million non-cash gain recorded in connection with the settlement of certain warranty claims made by the Company related to the acquisition of Koppel.

     Net cash flows used in operating activities totaled $5.7 million in fiscal 1995. The Company incurred a loss before extraordinary charge in fiscal 1995 of $5.1 million. Major uses included a $3.2 million increase in accounts receivable and a $12.4 million increase in inventories resulting from an increase in business activity and, for the increase in inventories, unusually low levels at fiscal 1994 year end due to scheduled maintenance at Newport. Other major uses include a decrease in long-term deferred taxes and an increase in refundable income taxes, both resulting from the fiscal 1995 net loss, including the extraordinary charge for prepayment costs and a non-cash cost for the write-off of unamortized debt issuance costs. Offsetting these uses were $21.3 million in non-cash depreciation and amortization charges and increases in accounts payable and accrued liabilities of $5.6 million and $2.9 million, respectively.

     The Company invested $7.1 million, $6.5 million and $12.2 million in capital expenditures during fiscal 1997, 1996 and 1995, respectively. Such capital expenditures were primarily related to improvements to and acquisitions of machinery and equipment in the specialty steel segment. Capital spending for fiscal 1997, 1996 and 1995 related to the Company's environmental control facilities was not material. The Company currently estimates that fiscal 1998 capital spending will substantially exceed fiscal 1997 expenditures. A significant portion of fiscal 1998 capital expenditures will be used to invest in equipment that will reduce operating costs and increase tubular product finishing capabilities. Sources for funding capital expenditures include cash flows from operations, available cash and short-term investments, as well as available borrowing sources.

     The Company also generated $4.1 million in cash in fiscal 1997 from the sale of certain development property.

     Net cash flows from financing activities include $182.9 million from the issuance of Company common stock, including $169.8 million of net proceeds from the Offering. The Company used $12.0 million to repay debt compared to debt repayments of $1.9 million in fiscal 1996. In September 1997 the Company called for redemption $52.4 million principal amount of its 13.5% Senior Secured Notes. The redemption, which included a $7.1 million prepayment penalty, plus accrued interest, was made in October 1997.


     The Company's annual long-term debt maturities are $2.0
million in fiscal 1998, $0.7 million in fiscal 1999, $0.2
million in fiscal 2000, $0.2 million in fiscal 2001 and $0.1 million in fiscal 2002.

     Reference is made to Note 4 to the Consolidated
Financial Statements for further information concerning the Company's long-term debt and Credit Facility.

     Earnings before interest, taxes, depreciation and amortization (EBITDA) was $61.1 million for fiscal 1997, $32.6 million for fiscal 1996 and $31.1 million for fiscal 1995. EBITDA is calculated as income before extraordinary items plus interest expense, taxes, depreciation and amortization. EBITDA provides additional information for determining the Company's ability to meet debt service requirements. EBITDA does not represent and should not be considered as an alternative to net income, any other measure of performance as determined by generally accepted accounting principles, as an indicator of operating performance, as an alternative to cash flows from operating, investing or financing activities or as a measure of liquidity.

     The Company believes that its current available cash and short-term investments, its cash flow from operations and borrowing sources will be sufficient to meet its anticipated operating cash requirements, including capital expenditures, for at least the next twelve months.

Inflation

     The Company believes that inflation has not had a material effect on its results of operations to date. Generally, the Company experiences inflationary increases in its costs of raw materials, energy, supplies, salaries and benefits and selling and administrative expenses. Except with respect to significant increases in steel scrap prices, the Company has generally been able to pass these inflationary increases through to its customers.

Other Matters

     See Note 8 to the Consolidated Financial Statements,
"Commitments and Contingencies".

Recently Issued Accounting Standards

     See Note 1 to the Consolidated Financial Statements,
"Summary of Significant Accounting Policies - Recently
Issued Accounting Standards".



Consolidated Statements of Operations
For the years ended September 27, 1997, September 28, 1996
and September 30, 1995
(Dollars in thousands, except per share amounts)



                         1997          1996          1995


Net sales               $481,170   $409,382  $371,352
Cost of products sold    412,845    369,585   337,270
Selling and
 administrative expenses  27,357     27,744    26,276
Operating income          40,968     12,053     7,806
Interest income            1,010        637     1,341
Interest expense         (24,261)   (24,375)  (20,796)
Other income, net          1,465        644     3,053
Income (loss) before
 income taxes and
 extraordinary items      19,182    (11,041)   (8,596)
Provision (credit)
 for income taxes          5,478       (584)   (3,540)
Income (loss) before
 extraordinary items      13,704    (10,457)   (5,056)
Extraordinary items,
 net of income taxes      (9,256)              (5,200)
Net income (loss)        $ 4,448   $(10,457) $(10,256)

Per common share
 (primary)
Income (loss) before
 extraordinary items        $.86      $(.76)    $(.36)
Extraordinary items,
 net of income taxes        (.58)                (.38)
Net income (loss)           $.28      $(.76)    $(.74)

Per common share
 (fully diluted)
Income (loss) before
 extraordinary items        $.81      $(.76)    $(.36)
Extraordinary items,
 net of income taxes        (.55)                (.38)
Net income (loss)           $.26      $(.76)    $(.74)
Weighted average shares
 outstanding (000's)
Primary                   15,912     13,809    13,809
Fully diluted             16,858     13,809    13,809




See notes to consolidated financial statements



Consolidated Balance Sheets
September 27, 1997 and September 28, 1996
(Dollars in thousands)




ASSETS                          1997              1996
Current assets
Cash                          $  6,998          $ 3,442
Short-term investments         128,828           13,855
Funds held for debt
 called for redemption          59,517
Accounts receivable,
 less allowance for
 doubtful accounts
 of $712 and $757,
 respectively                   63,151           51,824
Inventories                     73,474           53,317
Operating supplies              15,657           14,449
Deferred tax assets             10,884            5,459
Other current assets             6,412            8,129
Total current assets           364,921          150,475
Property, plant and equipment
 -- at cost
Land and buildings              30,113           29,755
Machinery and equipment        245,362          239,218
Construction in progress         3,304            3,313
Less -- accumulated
 depreciation                 (154,962)        (138,512)
Net property, plant and
 equipment                     123,817          133,774
Other assets                    11,578           15,785
Total assets                  $500,316         $300,034

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Notes payable                 $    722         $    879
Payments due on debt called
 for redemption                 59,517
Accounts payable                47,667           41,847
Accrued liabilities             28,126           24,376
Current portion of
 long-term debt                  1,958            2,468
Total current liabilities      137,990           69,570
Long-term debt                  76,424          164,789
Deferred taxes                  13,087            8,559
Common shareholders' equity
 Common stock, no par value,
 40,000,000 shares authorized,
 23,310,297 and 13,809,413
 shares issued and outstanding,
 respectively                  261,368           49,004
Common stock options and
 warrants                        1,612            2,774
Unrealized loss on available
 for sale securities            (1,238)         (1,287)
Retained earnings               11,073           6,625
Common shareholders' equity    272,815          57,116
Total liabilities and
 shareholders' equity         $500,316        $300,034





See notes to consolidated financial statements

Consolidated Statements of Cash Flows
For the years ended September 27, 1997, September 28, 1996
and September 30, 1995
(Dollars in thousands)



                             1997       1996        1995
Cash flows from
 operating activities:
Net income (loss)          $   4,448  $ (10,457)   $(10,256)

Adjustments to reconcile
 net income (loss) to net
 cash flows from operating
 activities:
Depreciation and
 amortization                 17,609    19,260      18,941
Amortization of debt
 discount and finance costs    6,219     1,642       2,370
Increase (decrease) in
 long-term deferred taxes      4,488     2,496      (2,970)
Non-cash gain on settlement
 of claims                              (1,172)
(Gain) loss on disposal of
 equipment                       206       642        (470)
Increase in accounts
 receivable                  (11,327)   (5,966)     (3,207)
Increase in inventories      (20,992)   (8,601)    (12,426)
(Increase) decrease in
 operating supplies and
 other current assets         (7,641)    2,543      (6,185)
Accrued prepayment fees
 on debt called for
 redemption                    7,079
Increase in accounts payable   5,820     8,950       5,585

Increase in accrued
 liabilities                   3,750     2,209       2,886
Net cash flows from
 operating activities          9,659    11,546      (5,732)
Cash flows from investing
 activities:
Purchases of property,
 plant and equipment          (7,139)   (6,510)    (12,233)
Proceeds from sale of
 equipment                       382     1,729         494
(Increase) decrease in
 other assets                   4,053      (474)      1,892

Net cash flows from
 investing activities         (2,704)    (5,255)    (9,847)
Cash flows from financing
 activities:
Increase (decrease) in
 notes payable                  (157)       370    (28,363)
Proceeds from issuance of
 long-term debt                  340      1,277    122,587
Repayments on long-term debt (11,994)    (1,892)  (107,950)
Increase in debt issuance
 costs                             -                (6,331)
Proceeds from issuance of
 warrants                                            2,411
Proceeds from issuance of
 common stock                182,902
Net cash flows from
 financing activities        171,091       (245)   (17,646)
Net increase (decrease) in
 cash and short term
 investments                 178,046      6,046    (33,225)
Cash and short term
 investments at beginning
 of year                      17,297     11,251     44,476
Cash and short term
 investments at end of year $195,343   $ 17,297   $ 11,251

Cash paid during the year for:
Interest                   $  23,231   $ 22,179   $ 20,385
Income taxes, net of
 refunds                   $   1,463   $ (4,234)  $    209


See notes to consolidated financial statements



Consolidated Statements of Common Shareholders' Equity
For the years ended September 27, 1997, September 28, 1996
and September 30, 1995
(Dollars in thousands)

                                  Unrealized
                                   Gain (Loss)
                         Options  on Available
          Common Stock    and     for Sale    Retained
          Shares Amount  Warrants Securities  Earnings Total


Balance,
September
 24,
1994   13,809,413 $48,988  $262     $(124)  $27,338 $76,464
Stock
option
plans                        64                          64
Issuance
of common
stock warrants            2,411                       2,411
Unrealized
loss on
investments                          (589)             (589)
Other                  16                                16
Net loss                                    (10,256)(10,256)

Balance,
September
30,
1995   13,809,413  49,004 2,737      (713)   17,082  68,110
Stock
option
plans                        37                          37
Unrealized
loss on
investments                          (574)             (574)
Net loss                                    (10,457)(10,457)

Balance,
September
28,
1996   13,809,413  49,004 2,774    (1,287)    6,625  57,116
Issuance
of common
stock   6,000,000 169,823                           169,823
Conversion
of 11%
subor-
dinated
deben-
tures   1,664,705  28,300                            28,300
Stock
option
plans     645,180   6,327    (12)                     6,315
Exercise
of common
stock
warrants 1,190,999  7,914 (1,150)                      6,764
Unrealized
gain on
investments                             49               49
Net income                                   4,448     4,448
Balance,
September
27,
1997   23,310,297 $261,368 $1,612  $(1,238) $11,073 $272,815


See notes to consolidated financial statements



Notes to Consolidated Financial Statements

Note 1:  Summary of Significant Accounting Policies

Principles of Consolidation


     The consolidated financial statements include the accounts of NS Group, Inc. and its wholly-owned subsidiaries (the Company): Newport Steel Corporation (Newport), Koppel Steel Corporation (Koppel), Erlanger Tubular Corporation (Erlanger), Imperial Adhesives, Inc. (Imperial) and Northern Kentucky Management, Inc. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash

     Cash includes currency on hand and demand deposits with financial institutions.

Short-Term and Other Investments

     Short-term investments, including funds held for debt called for redemption, consist primarily of money market mutual funds and U.S. treasury securities, for which market value approximates cost. Certain of the Company's investments are classified as "available for sale" and are recorded at current market value with an offsetting adjustment to common shareholders' equity.

Inventories

     At September 27, 1997 and September 28, 1996, inventories stated at the lower of LIFO (last-in, first-out) cost or market represent approximately 53% and 36% of total inventories before the LIFO reserve, respectively. All other inventories are stated at the lower of average cost or market, or the lower of FIFO cost or market. Inventory costs include labor, material and manufacturing overhead. Inventories consist of the following:

(In thousands)
                                       1997         1996
Raw materials                        $10,300      $  5,948
Semi-finished and finished goods      66,005        50,471
                                      76,305        56,419
LIFO reserve                          (2,831)       (3,102)
Total inventories                    $73,474       $53,317



Property, Plant and Equipment and Depreciation

     For financial reporting purposes, plant and equipment are depreciated on a straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to expense as incurred.
Expenditures for equipment renewals which extend the life or increase the productivity or capacity of an asset are capitalized.

Income Taxes

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

Recently Issued Accounting Standards

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 (Statement 128) which establishes standards for computing and presenting earnings per share
(EPS). Statement 128 replaces primary EPS and fully diluted EPS with a dual presentation of basic EPS and diluted EPS,
respectively.   Basic EPS is computed by dividing net
earnings available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution which would result from any instrument which could result in additional common shares being issued.

     The Company must adopt Statement 128 in fiscal 1998.
For fiscal 1997, as calculated under Statement 128, basic
EPS and diluted EPS before extraordinary item are $.97 and $.92, respectively. Basic EPS and diluted EPS for fiscal
1997 are $.31 and $.30, respectively. For fiscal 1996 and 1995 the reported EPS amounts would not have changed.

Fiscal Year-End

     The Company's fiscal year ends on the last Saturday of September. Fiscal 1997 and 1996 contain fifty-two weeks and fiscal 1995 contains fifty-three weeks.

Earnings Per Share

     Primary earnings per share is based on the weighted-average number of shares outstanding during the period, including the dilutive effect of applicable common stock equivalents. It excludes the effect of the Company's 11% Subordinated Convertible Debentures, which were converted in fiscal 1997. If such conversion had occurred at the beginning of fiscal 1997, primary earnings per share would have been $.91 based on income before extraordinary items and $.38 based on net income. Fully diluted earnings per share is calculated assuming maximum dilution from dilutive common stock equivalents and convertible securities.


Note 2:  Common Stock Offering

     In September 1997, the Company completed a public offering (Offering) of the Company's common stock. The Company issued and sold 6,000,000 shares, which resulted in net proceeds to the Company of $169.8 million after the underwriters' discount and other Offering expenses. In connection with the Offering, an additional 2,164,705 shares of common stock were issued upon the conversion of the Company's 11% Convertible Debentures and the exercise of certain warrants, a substantial portion of which were sold in the Offering.

     In October 1997, the underwriters' over-allotment option was exercised in full, resulting in the issuance and sale of an additional 540,295 shares of common stock by the Company and net proceeds to the Company of $15.4 million.


Note 3:  Accrued Liabilities

     Accrued liabilities consist of the following:


(In thousands)                       1997      1996
Accrued payroll and payroll taxes  $11,352    $ 8,477
Accrued interest                     3,742      4,696
Accrued environmental remediation    4,394      4,444
Other                                8,638      6,759
                                   $28,126    $24,376


Note 4:  Long-term Debt and Credit Facility

     Long-term debt of the Company consists of the following:

(In thousands)                           1997        1996

13.5% Senior Secured Notes due
July 15, 2003, interest due
semi-annually, secured by property,
plant and equipment (net of
unamortized discount of $4,237
and $7,754, respectively)            $  74,421     $123,342

13.5% Senior Secured Notes called
for redemption                          52,438

11% Subordinated Convertible
Debentures, converted to
common stock in September 1997                       28,300

Other                                    3,961       15,615
                                       130,820      167,257
Less:
  Current portion                       (1,958)      (2,468)
  13.5% Senior Secured Notes called
  for redemption                       (52,438)
                                     $  76,424     $164,789


     In September 1997, the Company called for redemption
$52.4 million principal amount of its outstanding 13.5%
Senior Secured Notes due 2003 (Notes). The redemption was made in October 1997 from the proceeds of the Offering (see
Note 2) and included a prepayment penalty of $7.1 million, plus accrued interest. The remaining Notes may be redeemed at the option of the Company, at any time, in whole or in part, beginning in 2000, initially at a price of 103.86%, declining to 100% in 2002.

     The Notes are unconditionally guaranteed in full, jointly and severally, by each of the Company's subsidiaries and are secured by the property, plant and equipment of the Company's steel-making operations. The Indenture relating to the Notes contains a number of restrictive covenants including, among other things, limitations on the ability of the Company to incur additional indebtedness; create liens; make certain restricted payments, including dividends; engage in certain transactions with affiliates; engage in sale and leaseback transactions; dispose of assets; issue or sell stock of its subsidiaries; enter into agreements that restrict the ability of its subsidiaries to pay dividends and make distributions; engage in mergers, consolidations and transfers of substantially all of the Company's assets; and make certain investments, loans and advances.

     In connection with the Offering, the holders of the Company's 11% Subordinated Convertible Debentures exercised their right to convert the full principal amount of such Debentures. Also in connection with the Offering, the Company prepaid $9.6 million principal amount of other long-term debt.

     The conversion of the 11% Subordinated Convertible
Debentures is a non-cash financing transaction and is not included in the Consolidated Statements of Cash Flows.

     The Company has a $45.0 million revolving credit facility (Credit Facility), borrowings on which are secured by inventory and accounts receivable. Interest on borrowings accrues at a rate per annum of (a) the sum of the alternate base rate (which is the higher of the prime rate or 0.5% over the federal funds rate) plus 1% with respect to domestic rate loans or (b) the sum of the Eurodollar rate (based on LIBOR) plus 2.75% with respect to Eurodollar rate loans. Borrowings are due on demand and are limited to defined percentages of eligible inventory and accounts receivable. The Credit Facility contains financial covenants, including maintenance of minimum net worth, minimum interest coverage ratios, maximum ratios of indebtedness to net worth, and minimum current ratio and working capital requirements. The Credit Facility also includes restrictions upon dividends, investments, capital expenditures, indebtedness and the sale of certain assets. At September 27, 1997, approximately $11.2 million of the Credit Facility was utilized to collateralize various letters of credit and $33.8 million was available for borrowing. The Credit Facility expires in fiscal 1998.

     In connection with the retirement of long-term indebtedness in the fourth quarter of fiscal 1997, the Company incurred prepayment costs and wrote off unamortized debt discount and debt issuance costs which resulted in an extraordinary charge of $9.3 million, net of applicable income tax benefit of $2.3 million, or $.58 and $.55 per primary and fully diluted share, respectively. Similar charges incurred in the retirement of long-term indebtedness in fiscal 1995 resulted in an extraordinary charge of $5.2 million, net of applicable income tax benefit of $2.8 million, or $.38 per primary and fully diluted share.

     Annual long-term debt maturities are $2.0 million in fiscal 1998, $0.7 million in fiscal 1999, $0.2 million in fiscal 2000, $0.2 million in fiscal 2001 and $0.1 million in fiscal 2002.

     As of September 27, 1997 and September 28, 1996, the weighted-average interest rate on outstanding notes payable was 6.0% and 6.1%, respectively.


Note 5:  Fair Value of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of financial instruments:

     Cash and short-term investments  -   The carrying
amount approximates fair value because of the short maturity of these instruments.

     Other investments - Other investments, consisting of marketable equity securities totaling $2.8 million, are reported in other assets and carried at market value.

     Notes payable  -   The carrying amount approximates
fair value because of the short maturity.

     Long-term debt   -   The fair value of the Company's
Senior Secured Notes is based upon their trading price as of fiscal year-end. All other long-term debt was estimated by calculating the present value of the remaining interest and principal payments on the debt to maturity. The present value computation uses a discount rate based upon current market rates.

     The carrying amount and fair value of the Company's financial instruments are as follows:



                                1997               1996
                         Carrying   Fair    Carrying   Fair
(In thousands)           Amount    Value     Amount   Value
Cash and short-term
 investments            $195,343  $195,343   $17,297 $17,297
Other investments          2,800     2,800     2,725   2,725
Notes payable                722       722       879     879
Long-term debt           130,820   153,856   167,257 176,860

Note 6:  Preferred Stock

     The Company's authorized stock includes 2,000,000 shares of Class A Preferred Stock, issuable in one or more series. The rights, preferences, privileges and restrictions of any series of Class A Preferred Stock, the number of shares constituting any such series and the designation thereof, are subject to determination by the Board of Directors.

     Four hundred thousand shares of the Class A Preferred Stock has been designated as Series A Junior Participating Preferred Stock, par value $10 per share, in connection with the Shareholders' Protection Rights Plan (Plan) adopted in fiscal 1989. Pursuant to the Plan, one Preferred Stock Purchase Right (Right) is attached to each outstanding share of common stock of the Company.

     The Plan includes provisions which are intended to protect shareholders against certain unfair and abusive takeover attempts by anyone acquiring or tendering for 30% or more of the Company's common stock. The Company may redeem the Rights for one cent per Right at any time before a 30% position has been acquired. The Rights expire in November 1998.



Note 7:  Stock Options and Warrants

     The Company has various stock option plans under which the Company may grant incentive and nonqualified stock options and stock appreciation rights to purchase shares of the Company's common stock. All incentive stock options were granted at the fair market value on the date of grant. Incentive stock options generally become exercisable one year after the grant date and expire after ten years. Nonqualified stock options become exercisable according to a vesting schedule determined at the grant date and expire on the date set forth in the option agreement. Nonqualified stock options were granted at exercise prices approximating the market price on the date of grant. For fiscal 1996, the weighted-average fair value of options granted was $1.20.

     A summary of transactions in the plans follows:


                 1997              1996         1995
                   Average          Average         Average
                  Exercise          Exercise        Exercise
          Shares  Price     Shares  Price    Shares Price

Outstanding,
beginning
of year 1,629,330   $7.22  1,667,055  $7.36  1,524,330 $7.80
Granted                       60,000   2.63    212,400  4.38
Expired   (87,395)   8.01    (97,725)  6.87    (69,675) 7.67
Exercised(645,180)   7.78          -
Outstanding,
end of
year      896,755    6.73  1,629,330   7.22  1,667,055  7.36
Exercisable,
end of
year      489,504    7.73    951,428   8.42    761,355  9.22
Available
for
grant   1,153,230          1,093,825         1,086,510

     The Company accounts for these plans in accordance with the intrinsic value method. Pro forma compensation cost, net income (loss) and per share amounts computed as if the Company had accounted for the 1996 option grant on the fair value method, would not have been materially different from reported amounts for 1997 or 1996.

     A summary of information about stock options outstanding at September 27, 1997 follows:


               Options Outstanding       Options Exercisable

Range of             Average    Average             Average
Exercise             Exercise   Remaining           Exercise
Prices        Shares   Price      Life       Shares   Price


$2.63-$5.93   386,754  $4.18     6.76     186,563    $4.20
$6.125-$9.75  404,186   7.37     5.13     197,126     7.91
$13.25-
$14.125       105,815  13.63      .89     105,815    13.63
              896,755   6.73     5.33     489,504     7.73


     At September 27, 1997, the Company has common stock warrants outstanding, exercisable for approximately 272,000 shares of the Company's common stock at a price of $8.00 per share and 843,000 shares at a price of $4.00 per share. The warrants expire October 4, 2000 and July 15, 2003, respectively.


Note 8:  Commitments and Contingencies

     The Company has various commitments for the purchase of materials, supplies and energy arising in the ordinary course of business.

     The Company is subject to various claims, lawsuits and administrative proceedings arising in the ordinary course of business with respect to workers' compensation, health care and product liability coverages (each of which is self-insured to certain levels), as well as commercial and other matters. The Company accrues for the cost of such matters when the incurrence of such costs is probable and can be reasonably estimated. Based upon its evaluation of available information, management does not believe that any such matters are likely, individually or in the aggregate, to have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows.

     The Company is subject to federal, state and local environmental laws and regulations, including, among others, the Resource Conservation and Recovery Act (RCRA), the Clean Air Act, the 1990 Amendments to the Clean Air Act, the Clean Water Act and all regulations promulgated in connection therewith, including, among others, those concerning the discharge of contaminants as air emissions or waste water effluents and the disposal of solid and/or hazardous wastes such as electric arc furnace dust. As such, the Company is from time to time involved in administrative and judicial proceedings and administrative inquiries related to environmental matters.

     As with other steel mills in the industry, the Company's steel mini-mills produce dust which contains lead, cadmium and chromium, and is classified as a hazardous waste. The Company currently collects the dust resulting from its electric arc furnace operations through emission control systems and contracts with a company for treatment and disposal of the dust at an EPA-approved facility.

     The Company has on its property at Newport a permitted
hazardous waste disposal facility.   Newport's permit for
operating the hazardous waste disposal facility required that it investigate, test, and analyze for potential releases of hazardous constituents from its closed loop water recirculating system. Based on the findings of its investigation, which have been filed with the EPA, the Company believes that the cost of any remediation, if required, will not be material.

     In November 1996, Koppel received a Notice of Violation from the EPA alleging violations of the Clean Air Act and the Pennsylvania State Implementation Plan. The violations allegedly occurred during 1995 and 1996 and pertain to air emissions from Koppel's electric arc furnace operations.
The conditions which contributed to the alleged violations have been corrected and as of January 1, 1997, Koppel has demonstrated compliance with air emission regulations. At this time, the Company is unable to determine if the EPA will assess civil penalties as a result of the alleged violations, or the extent of any such potential penalties.


     In March 1995, Koppel and the EPA signed a Consent Order relating to an April 1990 RCRA facility assessment (the Assessment) completed by the EPA and the Pennsylvania Department of Environmental Resources. The Assessment was performed in connection with a permit application pertaining to a landfill that is adjacent to the Koppel facilities.
The Assessment identified potential releases of hazardous constituents at or adjacent to the Koppel facilities prior to the Company's acquisition of the Koppel facilities. The Consent Order established a schedule for investigating, monitoring, testing and analyzing the potential releases. Initial remediation has been completed and reported to the EPA; however, additional monitoring and remediation may be required. Pursuant to various indemnity provisions in agreements entered into at the time of the Company's acquisition of the Koppel facilities, certain parties have agreed to indemnify the Company against various known and unknown environmental matters. To date the Company has been fully indemnified against all matters pertaining to the Consent Order and the Company believes that the indemnity provisions provide for it to be fully indemnified against all future matters covered by the Consent Order, including all associated costs, claims and liabilities.

     In two separate incidents occurring in fiscal 1993 and 1992, radioactive substances were accidentally melted at Newport, resulting in the contamination of a quantity of electric arc furnace dust. The Company is investigating and evaluating various issues concerning storage, treatment and disposal of the radiation contaminated electric arc furnace dust; however, a final determination as to method of treatment and disposal, cost and further regulatory requirements cannot be made at this time. Depending on the ultimate timing and method of treatment and disposal, which will require appropriate federal and state regulatory approval, the actual cost of disposal could substantially exceed current estimates and the Company's insurance coverage. The Company expects to recover and has recorded a $2.3 million receivable relating to insurance claims for the recovery of disposal costs which will be filed with the applicable insurance carrier at the time such disposal costs are incurred. As of September 27, 1997, claims recorded in connection with disposal costs exhaust available insurance coverage. Based on current knowledge, the Company believes the recorded gross reserves of $4.4 million for disposal costs pertaining to these incidents are adequate.

     Subject to the uncertainties concerning the Consent Order and the storage and disposal of the radiation contaminated dust, the Company believes that it is currently in compliance in all material respects with all applicable environmental regulations. The Company cannot predict the level of required capital expenditures or operating costs that may result from future environmental regulations.

     Capital expenditures for the next twelve months relating to environmental control facilities are not expected to be material, however, such expenditures could be influenced by new or revised environmental regulations and laws or new information or developments with respect to the Company's operating facilities.


     As of September 27, 1997, the Company had environmental remediation reserves of $4.4 million, which pertain almost exclusively to accrued disposal costs for radiation contaminated dust. As of September 27, 1997, the estimated range of possible losses related to the environmental contingency matters discussed above in excess of those accrued by the Company is $0 to $3.0 million; however, with respect to the Consent Order, the Company cannot estimate the range of possible losses should the Company not be indemnified on future matters. Based upon its evaluation of available information, management does not believe that any of the environmental contingency matters discussed above are likely, individually or in the aggregate, to have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows. However, the Company cannot predict with certainty that new information or developments with respect to the Consent Order or its other environmental contingency matters, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.


Note 9:  Profit Sharing Plans

     The Company has established various profit sharing plans at the operating companies which are based on the earnings of the respective companies. Generally, the plans require mandatory contributions at a specified percentage of pretax profits (with a guaranteed minimum based on hours worked) for the bargaining unit employees, and allow for a discretionary contribution set by the Board of Directors for salaried employees. Expense for contributions was approximately $2.0 million, $1.0 million and $0.9 million in fiscal years 1997, 1996 and 1995, respectively.


Note 10:  Income Taxes

     The provision (credit) for income taxes, including $2.3 million and $2.8 million allocated to extraordinary items in fiscal 1997 and fiscal 1995, respectively, consists of the following:

(In thousands)                    1997      1996      1995
Current                        $  2,780   $(2,112)  $(3,044)
Deferred                           (897)    1,528    (3,296)
Tax benefit of employee stock
 option exercises allocated
 to equity                        1,281
Provision (credit) for income
 taxes                         $  3,164   $  (584)  $(6,340)


     The income tax provision (credit) differs from the amount computed by applying the statutory federal income tax rate to income (loss), including extraordinary items, before income taxes for the following reasons:


(In thousands)                    1997      1996      1995

Income tax provision (credit)
 at statutory tax rate of 35%    $2,664   $(3,864)  $(5,808)
Change in taxes resulting from:
   State income taxes, net
   of federal effect                 95      (926)     (150)
   Change in valuation allowance    542     4,156
   Other, net                      (137)       50      (382)
Provision (credit) for
 income taxes                    $3,164   $  (584)  $(6,340)


     The following represents the components of deferred tax liabilities and assets at September 27, 1997 and September
28, 1996:


(In thousands)                            1997      1996
Deferred tax liabilities:
      Property, plant and equipment     $30,517   $29,993
      Other items                           671       141
                                         31,188    30,134
Deferred tax assets:
     Reserves and accruals                6,327     5,343
     Net operating tax loss
      carryforward                       16,730    20,136
     Alternative minimum tax and
      other tax credit carryforwards     6,122      3,393
     Deferred financing costs            1,641
     Other items                         2,863      2,318
                                        33,683     31,190
     Valuation allowance                (4,698)    (4,156)
         Net deferred tax assets        28,985     27,034
Net deferred tax liability            $  2,203    $ 3,100



     For federal income tax purposes, the Company has alternative minimum tax credit carryforwards of approximately $5.6 million, which are not limited by expiration dates, and other tax credit carryforwards of approximately $0.5 million, which expire beginning in 2000. The Company also has net operating tax loss carryforwards of approximately $47.8 million, which expire beginning in 2007. The Company has recorded deferred tax assets related to these carryforwards, net of a deferred tax asset valuation allowance. In estimating the amount of the valuation allowance required, the Company has considered future taxable income related to the reversal of temporary differences in the tax and financial reporting basis of assets and liabilities.


Note 11:  Related Party Transactions

     One of the Company's directors has a controlling interest in a company which purchases secondary and limited service tubular products from Newport. Sales to this customer were approximately $15.6 million, $16.8 million and $16.0 million for fiscal years 1997, 1996 and 1995, respectively. Trade receivables from this customer were $1.0 million and $1.4 million at the end of fiscal 1997 and 1996, respectively.


Note 12:  Business Segment Information

     The Company operates in two business segments: specialty steel and industrial adhesives. Within the specialty steel segment are the operations of Newport, a manufacturer of welded tubular steel products and hot rolled coils and Koppel, a manufacturer of seamless tubular steel products, special bar quality (SBQ) products and semi-finished steel products. The Company's specialty steel products consist of: (i) welded and seamless tubular goods used primarily in oil and natural gas drilling and production operations, (oil country tubular goods, or OCTG);
(ii) line pipe used in the transmission of oil, gas and other fluids; (iii) SBQ products used primarily in the manufacture of heavy industrial equipment and (iv) hot rolled coils which are sold to service centers and other manufacturers for further processing. Within the adhesives segment are the operations of Imperial, a manufacturer of industrial adhesives products and footwear finishes products.

     The operations of both segments are conducted principally in the United States. The Company grants trade credit to customers, the most significant of which are distributors serving the oil and natural gas exploration and production industries which purchase tubular steel products from the specialty steel products segment. In fiscal 1997, one customer accounted for 10.3% of net sales. The following table sets forth selected financial information by business segment for fiscal 1997, 1996 and 1995.

(In thousands)
                           Identi-  Depreciation
        Net    Operating   fiable   and Amor-   Capital
1997    Sales   Income     Assets   tization    Expenditures


Specialty
steel
segment $440,229  $43,760  $271,510  $16,954     $ 6,589
Adhesives
segment   40,941    1,799    13,505      655         550
Corporate
assets and
alloca-
tions              (4,591)  215,301

Total
consoli-
dated   $481,170  $40,968  $500,316  $17,609     $ 7,139

1996

Specialty
steel
segment $369,466  $14,886  $245,642  $18,595     $ 6,279
Adhesives
segment   39,916    1,597    15,338      665         231
Corporate
assets and
allo-
cations            (4,430)   39,054

Total
consoli-
dated   $409,382  $12,053  $300,034  $19,260     $ 6,510

1995

Specialty
steel
segment $335,883  $10,428  $250,711  $18,508      $11,748
Adhesives
segment   35,469    1,248    13,011      433          485
Corporate
assets and
allo-
cations            (3,870)   34,775

Total
consoli-
dated   $371,352 $  7,806  $298,497  $18,941      $12,233



Note 13:  Quarterly Financial Data (Unaudited)

     Quarterly results of operations for fiscal 1997 and 1996 are as follows:

(In thousands, except per share amounts)
                     First      Second    Third     Fourth
1997                 Quarter    Quarter   Quarter   Quarter
Net sales           $105,167   $111,110   $132,853  $132,040
Gross profit          12,343     15,737    19,354    20,891
Income before
 extraordinary
item                     249      2,169     4,930     6,356
Net income (loss)        249      2,169     4,930    (2,900)
Net income per
common share
before extra-
ordinary item
Primary                  .02        .16       .34       .37
Fully diluted            .02        .16       .32       .37

Net income (loss)
per common share
Primary                  .02        .16       .34      (.17)
Fully diluted            .02        .16       .32      (.17)

1996
Net sales            $89,295   $104,726  $103,766  $111,595
Gross profit           6,893      9,858    11,400    11,646
Net income (loss)     (3,204)    (1,508)   (1,871)   (3,874)
Net income (loss)
per common share        (.23)      (.11)     (.14)     (.28)



Note 14:  Summarized Financial Information

     The Company's Senior Secured Notes are unconditionally guaranteed in full, jointly and severally, by each of the Company's subsidiaries (Subsidiary Guarantors), each of which is wholly-owned. Separate financial statements of the Subsidiary Guarantors are not presented because they are not deemed material to investors. The following is summarized financial information of the Subsidiary Guarantors as of September 27, 1997 and September 28, 1996 and for each of the three years in the period ended September 27, 1997. All significant intercompany accounts and transactions between the Subsidiary Guarantors have been eliminated.

(In thousands)         September 27,1997  September 28,1996

Current assets             $168,412          $131,839
Noncurrent assets           131,526           143,074


Current liabilities          70,871             61,980


Payable to parent          $174,495          $162,593
Other noncurrent
liabilities                   2,003             9,953
 Total noncurrent
  liabilities              $176,498          $172,546



                                 Fiscal Year Ended
(In thousands)           1997         1996         1995

Net sales              $481,170     $409,382     $371,352
Gross profit            68,325       39,797       34,082
Net income (loss)        8,209       (5,816)      (2,040)


Report of Management

     The accompanying consolidated financial statements have been prepared by the management of NS Group, Inc., in conformity with generally accepted accounting principles and, in the judgment of management, present fairly and consistently the Company's consolidated financial position and results of operations. These statements necessarily include amounts that are based on management's best estimates and judgments. The financial information contained elsewhere in this report is consistent with that contained in the consolidated financial statements.

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

     The Board of Directors, through its Audit Committee composed solely of non-employee directors, reviews the Company's financial reporting and accounting practices. The independent public accountants meet regularly with and have access to this Committee, with or without management present, to discuss the results of their audit work.




Clifford R. Borland
Chairman of the Board and
Chief Executive Officer





John R. Parker
Vice President, Treasurer and Chief Financial Officer





Report of Independent Public Accountants


To  NS Group, Inc.

     We have audited the accompanying consolidated balance sheets of NS Group, Inc. (a Kentucky corporation) and subsidiaries as of September 27, 1997 and September 28, 1996, and the related consolidated statements of operations, common shareholders' equity and cash flows for each of the three years in the period ended September 27, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NS Group, Inc. and subsidiaries as of September 27, 1997 and September 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 27, 1997 in conformity with generally accepted accounting principles.





Cincinnati, Ohio,              ARTHUR ANDERSEN  LLP
October 30, 1997




Consolidated Historical Summary

(Dollars in thousands, except per share amounts)

                         1997      1996     1995      1994*

Summary of Operations
Net sales             $481,170 $409,382  $371,352   $303,380
Operating income
 (loss)                 40,968   12,053     7,806        689
Operating income
 margin                   8.5%     2.9%      2.1%        .2%
Net income (loss)
 before extra-
ordinary items          13,704  (10,457)  (5,056)     13,208
Net income (loss)        4,448  (10,457) (10,256)     13,208



Income (loss) per
 share before extra-
 ordinary items            .86     (.76)    (.36)        .96
Net income (loss)
 per share                 .28     (.76)    (.74)        .96
Dividends per common share
Weighted average shares
 outstanding -
 primary (000's)        15,912   13,809   13,809      13,789




Other Financial and Statistical Data

Working capital       $226,931  $80,905 $ 72,854    $ 50,682
Total assets           500,316  300,034  298,497     315,327
Long-term debt          76,424  164,789  166,528     138,110
Common shareholders'
 equity                272,815   57,116   68,110      76,464
Capital expenditures     7,139    6,510   12,233      10,394
Depreciation and
 amortization           23,828   20,902   21,311      18,789
EBITDA                  61,052   32,594   31,141      21,566
Current ratio             2.64     2.16     2.27        1.56
Debt-to-equity ratio       .29     2.93     2.47        2.01
Book value per share     11.70     4.14     4.93        5.54
Steel product shipments
 (tons)
 Tubular products      590,000  506,000  440,000     370,000
 Special bar quality
 products and other    179,000  177,000  216,000     191,000
Employees                1,948    1,774    1,728       1,568




  1993      1992      1991**    1990      1989      1988

$353,082  $281,242  $212,471  $249,871  $219,414  $239,175
  11,672     1,401   (18,177)   19,370    18,469    36,668
    3.3%       .5%     (8.6)%     7.8%      8.4%     15.3%
  (5,896)  (13,358)  (20,603)   13,047    12,773    20,238
  (6,991)  (15,900)  (20,603)   13,047    12,773    17,493
    (.44)     (.99)    (1.53)      .97       .95      1.73
    (.52)    (1.18)    (1.53)      .97       .95      1.49
               .06       .12       .11       .05
  13,553    13,483    13,449    13,419    13,387    11,690




   1993       1992     1991**      1990      1989      1988

$ 43,174  $  44,198 $  48,411   $ 64,858  $ 55,714  $ 76,683
 317,242    319,079   329,889    220,856   177,292   153,525
 156,056    164,180   168,822     65,884    24,958    23,328
  62,622     68,574    85,149    107,226    95,490    83,327
   5,488      4,148   112,573     45,011    28,081     3,340
  19,093     18,711     5,725      6,879     6,080     6,585
  30,355     20,515    (1,360)    28,852    27,514    46,059
    1.49       1.60      1.79       2.90      2.30      3.47
    2.64       2.52      2.11        .65       .31       .29
    4.57       5.08      6.33       7.98      7.13      6.23

 385,000    292,000   215,000    285,000   209,000   262,000
 363,000    299,000   212,000    239,000   262,000   255,000
   1,995      1,770     1,705      1,479     1,457     1,336

* Includes the impact of the sale of Kentucky Electric Steel
  Corporation
**Assets of Koppel Steel Corporation acquired



Stock Market Information
NS Group, Inc. is listed on the New York Stock Exchange, trading symbol, NSS.




Stock Price

Fiscal 1997         High         Low
     1st  Quarter   $ 4 3/8     $ 3
     2nd Quarter      5 5/8       4 1/8
     3rd Quarter     11 7/8       4 3/4
     4th Quarter     34 1/4      11 1/2

Fiscal 1996          High         Low
     1st  Quarter   $ 3         $ 1 7/8
     2nd Quarter      3 1/8       2 1/8
     3rd Quarter      3 1/8       2 1/2
     4th Quarter      3 3/4       2 1/2