Form 10-K, Exhibit 13
period 1998-09-26
NS GROUP INC
filed 1998-12-18
CIK 745026

Exhibit 13


The following are the excerpted portions of the NS Group, Inc. Annual Report to Shareholders for the fiscal year ended
September 26, 1998 which are expressly incorporated by reference into Form 10-K.


Management's Discussion and Analysis of Financial Condition and Results of Operations

The following analysis of financial condition and results of operations of the Company should be read in conjunction with the audited Consolidated Financial Statements and related
Notes of the Company.

     The matters discussed or incorporated by reference in this report that are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995) involve risks and uncertainties. Such risks and uncertainties include, but are not limited to: (i) the level and cyclicality of domestic as well as worldwide oil and natural gas drilling activity; (ii) general economic conditions; (iii) product demand, inventory levels, and industry capacity; (iv) industry pricing; (v) the level of imports and the presence or absence of governmentally imposed trade restrictions; (vi) manufacturing efficiencies;
(vii) volatility in raw material costs, particularly steel scrap; (viii) costs of compliance with environmental regulations; and (ix) product liability or other claims. These risks and uncertainties may cause the actual results or performance of the Company to differ materially from any future results or performance expressed or implied by such forward-looking statements.

General

     The Company operates in two business segments: specialty steel and industrial adhesives. Within the specialty steel segment are the operations of Newport Steel Corporation (Newport), a manufacturer of welded tubular steel products and hot rolled coils, and Koppel Steel Corporation (Koppel), a manufacturer of seamless tubular steel products and special bar quality (SBQ) products. The Company's specialty steel products consist of: (i) welded and seamless tubular goods used primarily in oil and natural gas drilling and production operations (oil country tubular goods, or OCTG); (ii) line pipe used in the transmission of oil, gas and other fluids; (iii) SBQ products used primarily in the manufacture of heavy industrial equipment; and (iv) hot rolled coils which are sold to service centers and other manufacturers for further processing. Within the adhesives segment are the operations of Imperial Adhesives, Inc. (Imperial), a manufacturer of industrial adhesives products. See Note 13 to the Consolidated Financial Statements included herein for selected financial information by business segment.

Results of Operations

Recent Results

     Demand for the Company's OCTG products is cyclical in nature, being dependent on the number and depth of oil and natural gas wells being drilled in the United States and globally. The level of drilling activity is largely a function of the current prices of oil and natural gas and expectations regarding future prices. In addition, shipments by domestic producers of OCTG products are influenced by the levels of inventory held by producers, distributors and end users, as well as the level of foreign imports of OCTG products.

     Demand for the Company's OCTG products began to soften in the latter part of the fiscal 1998 second quarter and continued to decline through the end of fiscal 1998. The decline in sales and shipments was attributable to a decline in U.S. drilling activity coupled with excess industry-wide OCTG and line pipe inventories. The average number of oil and natural gas drilling rigs in operation in the United States (rig count) in the fourth quarter of fiscal 1998 declined 8.2% from the third quarter of fiscal 1998. Rig count in the fourth quarter of fiscal 1998 declined 19.8% from the fourth quarter of fiscal 1997.

     The fiscal 1998 fourth quarter gross losses and operating losses of Newport and Koppel were due to lower shipment volumes and declines in the average selling prices of OCTG and line pipe products. Fiscal 1998 fourth quarter average tubular selling prices for Newport and Koppel declined 9.6% and 6.7%, respectively, from the fourth quarter of fiscal 1997. Fiscal 1998 fourth quarter gross margins were also negatively impacted by significantly reduced operating levels at both Newport and Koppel, as production was curtailed in response to lower market demand. Newport's melt shop and pipe mill capacity utilization was 32.4% and 32.7%, respectively, in the fourth quarter of fiscal 1998 compared to 62.1% and 82.6%, respectively, for the fourth quarter of fiscal 1997. Koppel's melt shop and tube mill capacity utilization was 48.1% and 29.5%, respectively, in the fourth quarter of fiscal 1998 compared to 83.4% and 81.3%, respectively, for the fourth quarter of fiscal 1997. The Company anticipates that, at least for the first half of fiscal 1999, energy market conditions will continue to be weak, resulting in continued low levels of shipments and operations, particularly as compared to the first half of fiscal 1998.

     The following table sets forth certain information with respect to the Company and its Newport and Koppel operations for the quarterly periods of fiscal 1998 and 1997.
Reference is also made to Note 14:  Quarterly Financial Data
(Unaudited) of the Notes to Consolidated Financial
Statements for further quarterly data.


                                  Fiscal 1998
                     Fourth     Third    Second      First
                    Quarter    Quarter  Quarter     Quarter
(Dollars in thousands)
Net sales
    Newport         $ 23,942  $32,638    $ 50,469  $ 54,781
    Koppel            30,837   53,565      63,633    59,428
                    $ 54,779  $86,203    $114,102  $114,209

Gross profit (loss)
    Newport         $ (7,869) $    84    $  5,315  $  8,053
    Koppel               454    6,616       8,472     7,114
                   $  (7,415) $ 6,700    $ 13,787  $ 15,167

Operating income (loss)
    Newport        $  (9,172) $(1,628)   $  3,162  $  6,262
    Koppel            (1,586)   4,571       6,825     5,465
                    $(10,758) $ 2,943    $  9,987  $ 11,727

Tons shipped
   Newport            51,000   67,600      98,800   104,600
   Koppel - tubular   19,500   39,100      46,900    46,500
   Koppel - SBQ       31,900   45,700      45,700    36,800
                     102,400  152,400     191,400   187,900

Rig count                794      865         966       997



                                  Fiscal 1997
                     Fourth     Third     Second     First
                     Quarter    Quarter   Quarter    Quarter
(Dollars in thousands)
Net sales
    Newport          $ 60,199  $ 64,052  $ 48,244 $48,086
    Koppel             62,119    57,980    52,655  46,894
                     $122,318  $122,032  $100,899 $94,980


Gross profit (loss)
    Newport          $  9,466  $  8,225  $  7,050 $ 6,380
    Koppel              8,643     8,228     6,181   3,522
                     $ 18,109  $ 16,453  $ 13,231 $ 9,902

Operating income (loss)
    Newport          $  7,420  $  6,503  $  5,281 $ 5,021
    Koppel              6,816     6,562     4,517   1,640
                     $ 14,236  $ 13,065  $  9,798 $ 6,661


Tons shipped
    Newport           117,300   127,900    97,800 101,500
    Koppel - tubular   50,900    47,200    40,400  33,600
    Koppel - SBQ       36,700    40,200    39,500  36,000
                      204,900   215,300   177,700 171,100

Rig count                 990       930       856     846



     The Company's net sales, gross profit and operating results by industry segment for each of the three fiscal years in the period ended September 26, 1998 are summarized below.

(In thousands)                    1998     1997       1996
Net sales:
 Specialty steel segment
  Newport                       $161,830  $220,581  $173,615
  Koppel                         207,463   219,648   195,851
                                369,293   440,229   369,466
  Adhesives segment              40,562    40,941    39,916
                               $409,855  $481,170  $409,382
Gross profit:
 Specialty steel segment
   Newport                     $  5,583  $ 31,121  $  3,966
   Koppel                         22,656    26,574    26,251
                                 28,239    57,695    30,217
   Adhesives segment             11,004    10,630     9,580
                               $ 39,243  $ 68,325  $ 39,797
Operating income (loss):
  Specialty steel segment
    Newport                    $ (1,376) $ 24,225  $ (4,855)
    Koppel                       15,275    19,535    19,741
                                 13,899    43,760    14,886
    Adhesives segment             2,302     1,799     1,597
  Corporate allocations          (5,256)   (4,591)   (4,430)
                               $ 10,945  $ 40,968  $ 12,053


     Shipment and sales data for the Company's specialty steel segment for each of the three fiscal years in the period ended September 26, 1998 were as follows:


                              1998       1997        1996

Tons shipped:
 Newport
  Welded tubular products     298,400   418,300   348,900
  Hot rolled coils and
    other products             23,600    26,200    43,300
 Koppel
  Seamless tubular products   152,000   172,100   157,400
  SBQ products                160,100   152,400   133,700
                              634,100   769,000   683,300
 Net sales ($000's):
 Newport
  Welded tubular products    $151,986  $210,245  $157,385
  Hot rolled coils and
   other products               9,844    10,336     16,230
 Koppel
  Seamless tubular products   134,860   152,146   133,446
  SBQ products                  72,603    67,502    62,405
                             $369,293  $440,229  $369,466


Fiscal Year Ended September 26, 1998 compared with Fiscal
Year Ended September 27, 1997

     Net sales in fiscal 1998 decreased $71.3 million, or 14.8%, from fiscal 1997. Specialty steel segment net sales decreased $70.9 million, or 16.1%, and the adhesives segment net sales decreased $0.4 million, or 0.9%, from fiscal 1997. The overall decrease in specialty steel segment net sales was primarily attributable to a decline in shipments of the Company's tubular products as more fully discussed below.

     Welded tubular net sales decreased $58.3 million, or 27.7%, on a volume decrease of 28.7%. Average selling price for all welded tubular products was $509 per ton, a 1.2% increase from fiscal 1997. The decline in shipments was attributable to welded OCTG products, which was driven by a decline in drilling activity as well as an increase in industry inventory levels compared to fiscal 1997.

     The rig count for fiscal 1998 was 905, virtually unchanged from fiscal 1997. While the quarterly rig count increased throughout fiscal 1997, fiscal 1998 quarterly rig count declined from a high of 997 in the first fiscal quarter to a low of 794 in the fourth fiscal quarter.

     Seamless tubular net sales decreased $17.3 million, or 11.4%, on a volume decrease of 11.7%. Average selling price for all seamless tubular products was $887 per ton, virtually unchanged from fiscal 1997. Like welded tubular products, the decline in seamless tubular shipments was attributable primarily to seamless OCTG products, caused by the decline in drilling rig activity and an increase in industry inventory levels.

     Since 1995, the U.S. government has been imposing duties on the imports of various OCTG products from certain foreign countries in response to antidumping and countervailing duty cases filed by several U.S. steel companies. The duties primarily pertain to the import of seamless OCTG products and are subject to annual review by the U.S. Department of Commerce through 2000. During fiscal 1998, imports of welded OCTG and line pipe increased over fiscal 1997, negatively affecting product pricing and shipments. The Company cannot predict the U.S. government's future actions regarding import duties or other trade restrictions on imports of OCTG and line pipe products.

     SBQ product net sales increased $5.1 million, or 7.6%, on a volume increase of 5.1%. Fiscal 1998 average selling price for SBQ products increased 2.5% from fiscal 1997. Other product shipments and sales for fiscal 1998 were primarily attributable to sales of hot rolled coils. The demand for the Company's SBQ and hot rolled coil products is cyclical in nature and is sensitive to general economic conditions.

     Gross profit for fiscal 1998 decreased $29.1 million from fiscal 1997, for a gross profit margin of 9.6% in fiscal 1998 compared to 14.2% in fiscal 1997. The specialty steel segment gross profit decreased $29.5 million from fiscal 1997. This segment had a gross profit margin of 7.6% in fiscal 1998 versus 13.1% in fiscal 1997.

     Newport's gross profit margin for fiscal 1998 decreased to 3.4% from 14.1% in fiscal 1997, and Koppel's margin decreased to 10.9% from 12.1% in fiscal 1997. The decreases were due to lower OCTG product shipments which caused lower operating efficiencies resulting from reduced production
levels.    Following the successful installation and
start-up of a new electric arc furnace, scheduled for completion in the second quarter of fiscal 1999, Newport will be abandoning its existing three electric arc furnaces, together with related property and equipment. See Note 1:
Summary of Significant Accounting Policies - Property, Plant and Equipment and Depreciation, to the Notes to the Consolidated Financial Statements. As such, in the fourth quarter of fiscal 1998, Newport recorded to cost of products sold a non-cash impairment loss of $3.2 million.

     The adhesives segment gross profit increased $0.4 million from fiscal 1997 due to slightly lower raw material costs, a streamlining of its manufacturing processes and a change in product mix resulting from the elimination of certain non-strategic, low margin product lines. Gross profit margin for this segment was 27.1% in fiscal 1998 compared to 26.0% in fiscal 1997.

     Fiscal 1998 selling and administrative expenses increased $0.9 million from 1997 and increased as a percent of sales to 6.9% from 5.7% in fiscal 1997.

     As a result of the above factors, operating income decreased $30.0 million to $10.9 million in fiscal 1998 from $41.0 million in fiscal 1997. The decrease was solely attributable to the specialty steel segment and was primarily due to decreased shipments of OCTG products as well as reduced operating efficiencies.

     Investment income increased $7.3 million from fiscal
1997 and interest expense decreased $11.6 million for the same period. The increase in investment income and the decrease in interest expense is the result of increased average cash and investment balances and a decrease in long-term debt obligations, respectively, which resulted from the Company's September 1997 public offering and related retirement of long-term debt (see Notes 4 and 6 to the Notes to Consolidated Financial Statements.)

     Other income, net was $0.5 million and $1.5 million for fiscal 1998 and fiscal 1997, respectively. Both years included gains from the sale of certain development property and settlement of insurance claims.

     The Company's combined federal and state effective tax rate for fiscal 1998 was 36.4%. This rate is lower than the combined federal and state statutory rates primarily due to the utilization of net operating loss carryforwards for which certain deferred tax valuation allowances had been previously recorded. The Company is currently paying federal taxes at the alternative minimum tax rate of 20%.

     As a result of the above factors, the Company reported fiscal 1998 net income before extraordinary item of $4.5 million, or $.19 per basic and diluted share, compared to net income before extraordinary item of $13.7 million, or $.97 per basic share ($.92 diluted), in fiscal 1997.

     In connection with the favorable resolution of an environmental contingency matter provided for as an extraordinary charge in previous years, the Company recorded an extraordinary credit of $0.7 million, net of taxes of $0.3 million, or $.03 per basic and diluted share, in fiscal 1998. See Note 9 to the Notes to Consolidated Financial Statements.

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

     The average number of oil and natural gas drilling rigs in operation in the United States was 906 in fiscal 1997, up from 759 in fiscal 1996.

      SBQ product net sales increased $5.1 million, or 8.2%, on a volume increase of 14.0%. Fiscal 1997 average selling price for SBQ products declined 5.1% from fiscal 1996.
While shipments of SBQ products were above prior year levels, market and competitive conditions resulted in lower pricing. Other product shipments and sales for fiscal 1997 were primarily attributable to sales of hot rolled coils.

     Gross profit for fiscal 1997 increased $28.5 million from fiscal 1996, for a gross profit margin of 14.2% in fiscal 1997 compared to 9.7% in fiscal 1996. The specialty steel segment gross profit increased $27.5 million from fiscal 1996. This segment had a gross profit margin of 13.1% in fiscal 1997 versus 8.2% in fiscal 1996. The increase in specialty steel segment gross profit and margin was attributable to Newport's welded tubular operations, where gross profit margins rose from 2.3% in fiscal 1996 to 14.1% in fiscal 1997. The increase was the result of increased shipments of welded OCTG products, higher average selling prices for all tubular products, improved operating efficiencies and cost reduction initiatives. Koppel's gross profit margin decreased to 12.1% from 13.4% in fiscal 1996, primarily due to a decrease in SBQ selling prices.

     The adhesives segment gross profit increased $1.1 million from fiscal 1996 due to slightly lower raw material costs. The gross profit margin was 26.0% compared to 24.0% in fiscal 1996.

     Fiscal 1997 selling and administrative expenses decreased $0.4 million from 1996 and decreased as a percentage of sales from 6.8% in fiscal 1996 to 5.7% in fiscal 1997.

     As a result of the above factors, operating income increased $28.9 million, from $12.1 million in fiscal 1996 to $41.0 million in fiscal 1997. The increase in operating income was almost solely attributable to the specialty steel segment and was primarily due to increases in Newport's shipments and average selling prices for welded OCTG products and improvements in Newport's operations.

     Investment income increased $0.4 million from fiscal 1996 as a result of increased average invested cash and short-term investment balances during fiscal 1997. Interest expense for fiscal 1997 was virtually unchanged from fiscal 1996 at $24.3 million.

     Other income, net was $1.5 million and $0.6 million for fiscal 1997 and fiscal 1996, respectively. Fiscal 1997 includes gains from the sale of certain development property and settlement of insurance claims, while fiscal 1996 also includes gains from insurance claims, offset by a loss on the sale of a non-steel segment fixed asset.

     The Company's combined federal and state effective tax rate for fiscal 1997 was 28.6% and was lower than the combined federal and state statutory rates primarily due to the utilization of net operating loss carryforwards for which certain deferred tax valuation allowances had been previously recorded.

     As a result of the above factors, the Company reported fiscal 1997 net income before extraordinary item of $13.7 million, or $.97 per basic share ($.92 diluted), compared to a net loss of $10.5 million, or a $.76 loss per basic and diluted share, in fiscal 1996.

     In connection with a fiscal 1997 fourth quarter refinancing, the Company incurred prepayment costs and wrote off unamortized debt discount and debt issuance costs which resulted in an extraordinary charge of $9.3 million, net of applicable income tax benefit of $2.3 million, or $.65 per basic share and $.62 per diluted share. See Note 4 to the Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

     Working capital at September 26, 1998 was $147.0 million compared to $226.9 million at September 27, 1997. The decline in working capital was largely attributable to the use of cash and short-term investments to make net investments of $73.2 million in long-term investments. The current ratio at September 26, 1998 was 3.79 to 1 compared to 2.64 to 1 at September 27, 1997. At September 26, 1998, the Company had cash and investments totaling $142.1 million, including $75.6 million in long-term investments. At September 26, 1998, the Company had no outstanding advances against its $50.0 million revolving credit facility (Credit Facility); however, $1.4 million of the Credit Facility was utilized to collateralize various letters of credit.

     Net cash flows provided by operating activities totaled $30.6 million in fiscal 1998. The Company recorded net income of $5.2 million in fiscal 1998. Major sources of cash from operating activities in fiscal 1998 included $19.2 million in non-cash depreciation and amortization charges and $3.2 million in a non-cash writedown of assets to be disposed; and decreases of $25.3 million and $8.0 million in accounts receivable and inventory, respectively, resulting from a decline in business activity. The major uses of cash in operating activities included a $7.1 million reduction in accrued debt prepayment fees, and a $26.4 million decrease in accounts payable and accrued liabilities resulting primarily from a decline in business activity.

     Net cash flows provided by operating activities totaled $9.7 million in fiscal 1997. The Company recorded net income of $4.4 million in fiscal 1997. Major sources of cash from operating activities in fiscal 1997 included $23.8 million in non-cash depreciation and amortization charges; a $7.1 million accrual for debt prepayment penalty; a $4.5 million increase in long-term deferred taxes and a $9.6 million increase in accounts payable and accrued liabilities due to increased business activity. The major uses of cash in operating activities included increases of $11.3 million and $21.0 million in accounts receivable and inventory, respectively, resulting from an increase in business activity related primarily to improvements in the OCTG marketplace. Additional uses of cash in operating activities include a $7.6 million increase in other current assets primarily related to increases in the Company's current deferred tax asset and receivables recorded in connection with certain insurance claims.

     Net cash flows provided by operating activities totaled $11.5 million in fiscal 1996. The Company recorded a net loss of $10.5 million in fiscal 1996. Major uses of cash in operating activities in fiscal 1996 included increases of $6.0 million and $8.6 million in accounts receivable and inventories, respectively, resulting from an increase in business activity. Offsetting these uses were $20.9 million in non-cash depreciation and amortization charges; a

$2.5 million increase in long-term deferred taxes; a $2.5 million decrease in operating supplies and other current assets resulting primarily from a decrease in refundable income taxes and the collection of previously filed insurance claims; a $9.0 million increase in accounts payable primarily resulting from the purchase of steel slabs and a general increase in business activity; and a $2.2 million increase in accrued liabilities primarily related to an increase in accrued interest. Included in the fiscal 1996 net loss was a $1.2 million non-cash gain recorded in connection with the settlement of certain warranty claims made by the Company related to the acquisition of Koppel.

     The Company invested $32.6 million, $7.1 million and $6.5 million in capital expenditures during fiscal 1998, 1997 and 1996, respectively. Such capital expenditures were primarily related to improvements to and acquisitions of machinery and equipment in the specialty steel segment. Of the total spending in fiscal 1998, $8.9 million pertained to the purchase and installation of a new AC electric arc furnace at Newport. Capital spending for fiscal 1998, 1997 and 1996 related to the Company's environmental control facilities was not material. The Company currently estimates that fiscal 1999 capital spending will approximate $31.0 million. Approximately $16.4 million of fiscal 1999 capital expenditures will be used to complete the furnace project at Newport, which is scheduled for start-up in the second quarter of fiscal 1999. Sources for funding capital expenditures include cash flows from operations, available cash and investments, as well as available borrowing sources.

     The Company also used cash and short-term investments to make net investments of $73.2 million in long-term investments, primarily government and corporate bonds. The
Company's long-term investments and long-term debt, all of which are for other than trading purposes, are subject to interest rate risk. Information concerning the maturities and fair value of the Company's interest rate sensitive investments and debt is included in Notes 3, 4 and 5 to the Consolidated Financial Statements. The Company utilizes professional investment advisors and considers its net interest rate risk when selecting the type and maturity of securities to purchase for its portfolio. Other factors considered include, but are not limited to, the timing of the expected need for the funds invested and the repricing and credit risks of the securities.

     The Company also generated $4.1 million in cash in fiscal 1997 from the sale of certain development property.

     In September 1997, the Company completed a public offering (Offering) of the Company's common stock. The Company sold six million shares for net proceeds, after expenses, of $169.8 million. In connection with the Offering, an additional 2.2 million shares of common stock were issued upon the conversion of the Company's $28.3 million principal amount 11% Convertible Debentures and the exercise of certain warrants. In October 1997, the underwriters' overallotment was exercised in full, resulting in the issuance of an additional 0.5 million shares of common stock with net proceeds to the Company of $15.4 million. The Company used a portion of the proceeds to retire $9.6 million principal amount of long-term debt and called for redemption $52.4 million principal amount of its outstanding 13.5% Senior Secured Notes (Notes). The redemption was made in October and included a prepayment penalty of $7.1 million, plus accrued interest. Reference is made to Note 4 and Note 6 to the Notes to Consolidated Financial Statements for further information concerning these transactions.

     During fiscal 1998, the board of directors authorized the repurchase, at management's discretion, of up to three million shares of the Company's common stock through June of 1999. During fiscal 1998, the Company repurchased 1.4 million shares of the Company's common stock for $17.1 million.

     The Company's annual long-term debt maturities are $0.7
million in fiscal 1999, $0.2 million in fiscal 2000, $0.2 million in fiscal 2001, $0.1 million in fiscal 2002 and $78.7 million in fiscal 2003.

     Reference is made to Note 4 to the Notes to Consolidated Financial Statements for further information concerning the Company's long-term debt and Credit Facility.

     Earnings before interest expense, taxes, depreciation and amortization (EBITDA) was $41.1 million for fiscal 1998, $61.1 million for fiscal 1997 and $32.6 million for fiscal 1996. EBITDA is calculated as income before extraordinary items plus interest expense, taxes, depreciation and amortization. EBITDA provides additional information for determining the Company's ability to meet debt service requirements. EBITDA does not represent and should not be considered as an alternative to net income, any other measure of performance as determined by generally accepted accounting principles, as an indicator of operating performance, as an alternative to cash flows from operating, investing or financing activities or as a measure of liquidity.

     The Company believes that its current available cash and investments, its cash flow from operations and borrowing sources will be sufficient to meet its anticipated operating cash requirements, including capital expenditures, for at least the next twelve months.

Inflation

     The Company believes that inflation has not had a material effect on its results of operations to date. Generally, the Company experiences inflationary increases in its costs of raw materials, energy, supplies, salaries and benefits and selling and administrative expenses. The Company has generally been able to pass these inflationary increases through to its customers.

Impact of Year 2000 Issue

     The Year 2000 issue results from date sensitive computer programs that use only the last two digits to refer to a year. Such computer programs do not properly recognize a year that begins with "20" instead of "19". This issue impacts the Company and virtually every business that relies on a computer. If not corrected, system failures or miscalculation could occur causing disruption of the Company's operations, including, among other things, a temporary inability to process transactions, manufacture products or engage in similar normal business activities.

     The Company's subsidiaries operate autonomously and are not dependent on an integrated or centralized corporate-wide data processing system. As such, project teams have been formed at each subsidiary to address the respective subsidiaries' Year 2000 readiness. Information technology
(IT) systems, such as any hardware or software used to process daily operational data and information, as well as non-IT systems, such as microcontrollers contained in various manufacturing equipment, are being assessed for Year 2000 compliance.

     The Company is addressing the Year 2000 issue in a four phase process. The first phase is one of awareness and involves the inventorying of all IT and non-IT systems. The Company is approximately 100% complete in identifying all of its IT and non-IT systems. The second phase of the Company's process is an assessment stage, where it is determined whether each of its identified systems are Year 2000 compliant. The Company is approximately 85% complete in assessing its IT systems and approximately 80% complete in assessing its non-IT systems. Assessment of all systems, together with plans of remediation for those systems found to be Year 2000 non-compliant, is scheduled to be completed by January 1999. The remediation and testing phases of the Company's systems are in various stages of completion. Remediation efforts may include modifications or replacement of its software and certain hardware so that those systems will properly utilize dates beyond December 31, 1999. Approximately 60% of the Company's IT systems have been remediated while remediation on its non-IT systems approximates 50% completion. The Company currently anticipates completion of all remediation and testing of its systems by October 1999.

     The Company also faces certain risks to the extent that its customers or suppliers of products and services do not become Year 2000 compliant. The Company is evaluating the status of significant customers and suppliers to determine the extent to which the Company is vulnerable to these third parties. Ongoing evaluation will continue through 1999; however, the Company believes its broad customer base and availability of alternative suppliers will mitigate the risks associated with these third parties.

     The Company has not yet developed a formal contingency plan in the event its Year 2000 efforts are not completed in a timely manner; however, back-up measures are being identified as systems are assessed to determine the most likely contingency plan for each system requiring remediation. For example, the contingency plan for many IT systems would be to revert to a manual record system and, for many non-IT systems, internal clocks could be reset to an earlier date. A formal contingency plan will be developed, as required, as remediation and testing procedures are completed in 1999.

     Costs associated with the Company's Year 2000 efforts were approximately $1.4 million in fiscal 1998 and estimated costs to complete are $1.9 million. Costs pertain primarily to system software and hardware replacements and upgrades for both its IT and non-IT systems.

     Although the Company has not yet completed all the necessary phases of its Year 2000 program, it believes that with modifications to existing software and conversions to new software, the Year 2000 issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made or are not completed in time, or if a material third party fails to properly remediate its Year 2000 issues, or if the costs are higher than expected, the Year 2000 issue could have a material effect on the Company's operations. While the Company is not currently aware of any significant exposure, there can be no assurance that the Year 2000 issue will not have a material impact on the business and operations of the Company.


Other Matters

     See Note 9 to the Notes to Consolidated Financial
Statements, "Commitments and Contingencies".

     See Note 1 to the Notes to Consolidated Financial
Statements, "Summary of Significant Accounting Policies -
Recently Issued Accounting Standards".


Consolidated Statements of Operations

For the years ended September 26, 1998, September 27, 1997, and September 28, 1996
 (In thousands, except per share amounts)



                            1998         1997       1996


Net sales                $409,855     $481,170    $409,382
Cost of products sold     370,612      412,845     369,585
Selling and administra-
 tive expenses             28,298       27,357      27,744
   Operating income        10,945       40,968      12,053
Investment income           8,358        1,010         637
Interest expense          (12,653)     (24,261)    (24,375)
Other income, net             501        1,465         644
  Income (loss) before
   income taxes and
   extraordinary items      7,151       19,182     (11,041)
Provision (credit) for
  income taxes              2,604        5,478        (584)
  Income (loss) before
  extraordinary items       4,547       13,704     (10,457)
Extraordinary items,
 net of income taxes          659       (9,256)          -
  Net income (loss)      $  5,206     $  4,448    $(10,457)

Per common share (basic)
     Income (loss) before
     extraordinary items     $.19        $ .97       $(.76)
     Extraordinary items,
     net of income taxes      .03         (.65)          -
     Net income (loss)       $.22        $ .31       $(.76)

Per common share (diluted)
     Income (loss) before
     extraordinary items     $.19        $ .92       $(.76)
     Extraordinary items,
     net of income taxes      .03         (.62)          -
     Net income (loss)       $.21        $ .30       $(.76)
Weighted average shares
  outstanding
       Basic               23,684       14,141       13,809
       Diluted             24,511       14,969       13,809

See notes to consolidated financial statements

Consolidated Balance Sheets

September 26, 1998 and September 27, 1997
(In thousands)


                                          1998      1997
ASSETS
Current assets
     Cash                              $ 1,783    $  6,998
Short-term investments                  64,689     128,828
Funds held for debt called
      for redemption                         -      59,517
     Accounts receivable, less
     allowance for doubtful
     accounts of $752 and $712,
     respectively                       37,840      63,151
Inventories                             65,462      73,474
Operating supplies                      14,211      15,657
     Deferred tax assets                 8,256      10,884
Other current assets                     7,341       6,412
Total current assets                   199,582     364,921
Property, plant and equipment
  -- at cost
     Land and buildings                 31,570      30,113
Machinery and equipment                261,441     245,362
Construction in progress                13,889       3,304
Less -- accumulated
      depreciation                    (171,700)   (154,962)
Net property, plant and
         equipment                     135,200     123,817
Long-term investments                   75,626       2,800
Other assets                             7,800       8,778
          Total assets                $418,208    $500,316


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
     Accounts and notes payable       $ 28,305    $ 48,389
     Payments due on debt called
       for redemption                        -      59,517
     Accrued liabilities                23,608      28,126
     Current portion of long-term debt     678       1,958
Total current liabilities               52,591     137,990
Long-term debt                          76,325      76,424
Deferred taxes                          11,706      13,087
Common shareholders' equity
     Common stock, no par value,
     40,000 shares authorized,
     24,334 and 23,310 shares issued,
     respectively                      279,886     261,368
Treasury stock, 1,354 and 0
       shares, respectively            (15,992)          -
     Common stock options and warrants     898       1,612
     Unrealized loss on available
     for sale securities                (2,834)     (1,238)
Retained earnings                       15,628     11,073
Common shareholders' equity            277,586    272,815
          Total liabilities and
          shareholders' equity        $418,208   $500,316

See notes to consolidated financial statements



Consolidated Statements of Cash Flows


For the years ended September 26, 1998, September 27, 1997
and September 28, 1996
(In thousands)

                          1998         1997         1996
Cash flows from
operating activities:

    Net income (loss)  $   5,206     $  4,448    $ (10,457)

    Adjustments to
    reconcile net income
    (loss) to net cash
    flows from operating
    activities:
    Depreciation and
     amortization         18,066       17,609       19,260
    Write-down of assets
     to be disposed        3,215            -             -
    Amortization of debt
     discount and finance
     costs                 1,172        6,219        1,642
    Increase (decrease)
     in long-term
     deferred taxes          (49)       4,488        2,496
    Non-cash gain on
    settlement of claims       -            -       (1,172)
    Loss on disposal of
     equipment                55          206          642
    Loss on sales of
     investments             282            -            -
   (Increase) decrease
    in accounts
     receivable           25,311      (11,327)      (5,966)
   (Increase) decrease
     in inventories        8,012      (20,992)      (8,601)
   (Increase) decrease
     in operating
     supplies and other
     current assets        2,901       (7,641)        2,543
    Increase (decrease)
    in accrued prepayment
     fees on debt
     called for
     redemption           (7,079)        7,079             -
   Increase (decrease)
    in accounts payable  (21,929)        5,820         8,950
   Increase (decrease)
    in accrued
    liabilities           (4,518)        3,750         2,209
   Net cash flows
   from operating
    activities            30,645         9,659        11,546

Cash flows from investing activities:

  Purchases of property,
   plant and equipment   (32,576)       (7,139)       (6,510)
  Proceeds from sale
  of equipment               152           382         1,729
 Purchases of available
  for sale securities   (112,102)            -             -
 Sales of available for
  sale securities         22,019             -             -
 Maturities of available
 for sale securities      16,931             -             -
(Increase) decrease in
 other assets                120         4,053           (474)

Net cash flows from
investing activities    (105,456)       (2,704)       (5,255)

Cash flows from financing activities:
Increase (decrease)
 in notes payable           (480)         (157)          370
Proceeds from issuance
 of long-term debt            55           340         1,277
Repayments on long-term
 debt                    (54,397)      (11,994)       (1,892)
Proceeds from issuance
of common stock           17,843        182,902            -
Purchases of treasury
   stock                 (17,081)            -             -
Net cash flows from
 financing activities    (54,060)      171,091          (245)
Net increase (decrease)
 in cash and short-
 term investments       (128,871)      178,046          6,046
Cash and short-term
investments at beginning
  of year                195,343        17,297         11,251
Cash and short-term
investments at end
  of year              $  66,472      $195,343       $ 17,297
Cash paid during the
 year for:
   Interest            $ 12,738      $  23,231        $ 22,179
  Income taxes, net
 of refunds received   $  4,493      $   1,463        $ (4,234)

See notes to consolidated financial statements



Consolidated Statements of Common Shareholders' Equity

For the years ended September 26, 1998, September 27, 1997
and September 28, 1996
(In thousands)




                                                          Options
                        Common Stock    Treasury Stock      and
                      Shares   Amount  Shares   Amount   Warrants

Balance,
 September 30, 1995   13,809  $ 49,004      -   $    -    $ 2,737
Stock option plans                                            37
Unrealized loss on
 investments
Net loss

Balance,
September 28, 1996    13,809    49,004      -        -      2,774
Issuance of common
 stock                 6,000   169,823
Conversion of 11%
  subordinated
  debentures           1,665    28,300
Stock option plans       645     6,327                       (12)
Exercise of common
 stock warrants        1,191     7,914                    (1,150)
Unrealized gain on
investments
Net income


Balance,
 September 27, 1997    23,310  261,368     -        -       1,612
Issuance of common
  stock                   540   15,340
Purchase of treasury
 stock                                  1,437  (17,081)
Stock option plans         94    1,007    (83)   1,089      (102)
Exercise of common
 stock warrants           390    2,171                      (612)
Unrealized loss on
 investments
Net income
Balance,
 September 26, 1998   24,334 $279,886   1,354  $(15,992)  $  898


Consolidated Statements of Common Shareholders' Equity
(continued)
For the years ended September 26, 1998, September 27, 1997 and
September 29, 1996
(In thousands)
                                Unrealized
                                Gain(Loss)
                                on Available
                                for Sale      Retained
                                Securities    Earnings   Total

Balance, September 30, 1995      $(713)      $17,082    $68,110
Stock option plans                                           37
Unrealized loss on investments    (574)                    (574)
Net loss                                     (10,457)   (10,457)

Balance, September 28, 1996     (1,287)        6,625     57,116
Issuance of common stock                                169,823
Conversion of 11%
  subordinated debentures                                28,300
Stock option plans                                        6,315
Exercise of common stock
 warrants                                                 6,764
Unrealized gain on
 investments                        49                       49
Net income                                     4,448      4,448

Balance, September 27, 1997     (1,238)       11,073    272,815
Issuance of common stock                                 15,340
Purchase of treasury stock                              (17,081)
Stock option plans                              (651)     1,343
Exercise of common stock
 warrants                                                 1,559
Unrealized loss on
 investments                    (1,596)                  (1,596)
Net income                                     5,206      5,206

Balance, September 26, 1998    $(2,834)      $15,628   $277,586


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

Investments

     Short-term investments consist primarily of money market mutual funds, commercial paper and U.S. treasury securities, for which market value approximates cost. Long-term investments consist primarily of corporate and government bonds which are classified as "available for sale" and carried at fair value, based on quoted market prices. Unrealized gains and losses on available for sale securities are included, net of tax, in common shareholders' equity until disposition. Realized gains and losses are included in investment income. The cost of securities sold is based on the specific identification method.

Inventories

   At September 26, 1998 and September 27, 1997, inventories stated at the lower of LIFO (last-in, first-out) cost or market represent approximately 49% and 53% of total inventories before the LIFO reserve, respectively. All other inventories are stated at the lower of average cost or market, or the lower of FIFO cost or market. Inventory costs include labor, material and manufacturing overhead. During fiscal 1998, certain inventory quantity reductions caused a liquidation of LIFO inventory values. This liquidation increased net income by $0.3 million, or $.01 per diluted share. Inventories consist of the following:

(In thousands)                          1998       1997

Raw materials                       $  7,921     $10,300
Semi-finished and finished goods      58,120      66,005
                                      66,041      76,305
LIFO reserve                            (579)     (2,831)
Total inventories                    $65,462     $73,474


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

     Following the successful installation and start-up of a new electric arc furnace scheduled for completion in the second quarter of fiscal 1999, Newport will be abandoning its existing three electric arc furnaces together with related property and equipment. As such, in the fourth quarter of fiscal 1998, the Company recorded to cost of products sold a non-cash impairment loss of $3.2 million. The impaired assets were written down to a fair value of $0.2 million based on the estimated salvage value of the assets. The write-down negatively impacted fiscal 1998 income before extraordinary items by $2.0 million, or $.08 per diluted share.

Treasury Stock

     During fiscal 1998 the board of directors authorized the repurchase, at management's discretion, of up to three million shares of the Company's common stock through June of 1999. The Company's repurchases of shares of common stock are recorded as treasury stock at cost and result in a reduction of common shareholders' equity. When treasury shares are reissued, the Company uses average cost to value treasury shares and any excess of average cost over reissuance price is treated as a reduction of retained earnings.

Income Taxes

     Deferred income tax balances represent the estimated future tax effects of temporary differences between the financial reporting basis and the tax basis of certain assets and liabilities. A valuation allowance is established to reduce deferred tax assets to amounts that are more likely than not realizable.

Environmental Remediation and Compliance

     Environmental remediation costs are accrued, except to the extent capitalizable, when incurrence of such costs are probable and the costs can be reasonably estimated.
Environmental compliance costs include maintenance and operating costs associated with pollution control facilities, costs of ongoing monitoring programs, permit costs and other similar costs. Such costs are expensed as incurred.

Recently Issued Accounting Standards

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP 98-1) which addresses the recognition, measurement and disclosure issues for costs of computer software developed for internal use. SOP 98-1 requires companies to capitalize certain costs related to software developed or obtained for internal use. The Company adopted SOP 98-1 in the third quarter of fiscal 1998 and the impact was not material.

Fiscal Year-End

     The Company's fiscal year ends on the last Saturday of September.

Earnings Per Share

     Basic earnings per share is computed by dividing net income by the weighted - average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution from securities that could result in additional common shares being issued which, for the Company, includes stock options and warrants only.

     Securities that could potentially result in dilution of basic EPS through the issuance of 1.1 million and 5.6 million shares of the Company's common stock in fiscal 1998 and 1996, respectively, were not included in the computation of diluted EPS because they were antidilutive.

Note 2:  Accrued Liabilities


     Accrued liabilities consist of the following:

(In thousands)                       1998        1997
Accrued payroll and payroll
 related items                      $10,554     $11,352
Workers' compensation                 3,242       3,530
Accrued interest                      2,186       3,742
Accrued environmental remediation     2,675       4,394
Other                                 4,951       5,108
                                    $23,608     $28,126

Note 3:  Long-term Investments

     At September 26, 1998 and September 27, 1997, the
Company's long-term investments, which are all classified as available for sale, consists of the following:

1998              Amortized   Gross Unrealized     Market
(In thousands)      Cost      Gains      Losses    Value
Corporate bonds   $46,945     $163    $ (1,393)   $45,715
U.S. government-
backed securities  20,337      176         (10)    20,503
Other debt
securities          7,997       11           -      8,008
                  $75,279     $350     $(1,403)   $74,226
Equity securities $ 4,800     $  -     $(3,400)   $ 1,400

1997
(In thousands)
Equity securities $ 4,800     $  -     $(2,000)   $ 2,800

     At September 26, 1998, scheduled maturities of the
Company's investments in long-term debt securities were as
follows:
(In thousands)      Average Year    Amortized     Market
                      End Rate        Cost        Value
One year or less       5.55%         $28,141      $28,154
One year through
 five years            6.12%          22,998       23,176
After five years       8.95%          24,140       22,896
                                     $75,279      $74,226

     Gross gains and losses of $0.1 million and $0.4 million, respectively, were realized during fiscal 1998. There were no realized gains or losses on available for sale securities in fiscal 1997 and 1996. The Company recorded a net unrealized loss of $1.6 million, net of taxes in fiscal 1998 on its available for sale securities. Net unrealized gains, net of taxes, were not material in fiscal 1997.

Note 4:  Long-term Debt and Credit Facility

     Long-term debt of the Company consists of the following:

(In thousands)                     1998            1997
13.5% Senior Secured Notes
due July 15, 2003, interest
due semi-annually, secured
by property, plant and
equipment (net of unamortized
discount of $3,712 and $4,237,
respectively)                      $74,946         $74,421
13.5% Senior Secured Notes
called for redemption                    -          52,438

Other                                2,057           3,961
                                    77,003         130,820
Less:
  Current portion                     (678)         (1,958)
  13.5% Senior Secured Notes
  called for redemption                  -         (52,438)
                                   $76,325         $76,424


     In September 1997, the Company called for redemption $52.4 million principal amount of its outstanding 13.5% Senior Secured Notes due 2003 (Notes). The redemption was made in October 1997 from the proceeds of a public offering (see Note 6) and included a prepayment penalty of $7.1 million, plus accrued interest. The remaining Notes may be redeemed at the option of the Company, at any time, in whole or in part, beginning in 2000, initially at a price of 103.86%, declining to 100% in 2002.

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

     In July 1998, the Company entered into a new $50.0 million revolving credit agreement. Interest rates range from the prime rate to prime plus .25% with respect to domestic rate loans, and interest rates on offshore rate loans (based on LIBOR) range from the offshore rate plus
 .375% to the offshore rate plus .875%. The credit facility contains certain financial covenants including a maximum ratio of debt to cash flow, a minimum interest coverage ratio, a maximum outstanding loans under the line to working capital and a minimum net worth. The credit facility also has restrictions on capital expenditures and the sale of certain assets. At September 26, 1998 approximately $1.4 million of the credit facility was utilized to collateralize letters of credit and $48.6 million was available for borrowing. The credit facility expires in fiscal 2003.

     In connection with the retirement of long-term indebtedness in the fourth quarter of fiscal 1997, the Company incurred prepayment costs and wrote off unamortized debt discount and debt issuance costs which resulted in an extraordinary charge of $9.3 million, net of applicable income tax benefit of $2.3 million, or $.65 and $.62 per basic and diluted share, respectively.

     Annual long-term debt maturities are $0.7 million in fiscal 1999, $0.2 million in fiscal 2000, $0.2 million in fiscal 2001, $0.1 million in fiscal 2002 and $78.7 million in fiscal 2003.

     As of September 26, 1998 and September 27, 1997 the weighted-average interest rate on outstanding notes payable was 6.1%.

Note 5:  Fair Value of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of financial instruments:

     Cash and short-term investments  -   The carrying
amount approximates fair value because of the short maturity of these instruments.

     Long-term investments - The carrying amount is recorded at fair value which is based upon quoted market prices.

     Notes payable  -   The carrying amount approximates
fair value because of the short maturity.

     Long-term debt   -   The fair value of the Company's
Senior Secured Notes is based upon their trading price as of fiscal year-end. The fair value of other long-term debt was estimated by calculating the present value of the remaining interest and principal payments on the debt to maturity.
The present value computation uses a discount rate based upon current market rates.

     The carrying amount and fair value of the Company's financial instruments are as follows:

                         1998                   1997
                   Carrying    Fair        Carrying   Fair
(In thousands)      Amount     Value        Amount    Value
Cash and short-
term investments    $66,472   $66,472     $195,343  $195,343
Long-term
investments          75,626    75,626        2,800     2,800
Notes payable           242       242          722       722
Long-term debt       76,325    87,012      130,820   153,856


Note 6:  Common Stock Offering

     In September 1997, the Company completed a public offering (Offering) of the Company's common stock. The Company issued and sold 6.0 million shares, which resulted in net proceeds to the Company of $169.8 million after the underwriters' discount and other Offering expenses. In connection with the Offering, an additional 2.2 million shares of common stock were issued upon the conversion of the Company's 11% Convertible Debentures and the exercise of certain warrants, a substantial portion of which were sold in the Offering.

     In the first quarter of fiscal 1998, the underwriters' over-allotment option was exercised in full, resulting in the issuance and sale of an additional 0.5 million shares of common stock by the Company and net proceeds to the Company of $15.3 million.

Note 7:  Preferred Stock

     The Company's authorized stock includes two million shares of Class A Preferred Stock, issuable in one or more series. The rights, preferences, privileges and restrictions of any series of Class A Preferred Stock, the number of shares constituting any such series and the designation thereof, are subject to determination by the Board of Directors.

     One million shares of the Class A Preferred Stock has been designated as Series B Junior Participating Preferred
Stock, par value $10 per share, in connection with a Shareholder Rights Plan (Plan) adopted in November, 1998.
Pursuant to the Plan, one Preferred Stock Purchase Right
(Right) is attached to each outstanding share of common stock of the Company.

     The Plan includes provisions which are intended to protect shareholders against certain unfair and abusive takeover attempts by anyone acquiring or tendering for 20% or more of the Company's common stock. The Company may redeem the Rights for one-half cent per Right at any time before a 20% position has been acquired. The Rights expire in November 2008.

Note 8:  Stock Options and Warrants

     The Company has various stock option plans under which the Company may grant incentive and nonqualified stock options and stock appreciation rights to purchase shares of the Company's common stock. All incentive stock options were granted at the fair market value on the date of grant. Incentive stock options generally become exercisable beginning one to three years after the grant date and expire after ten years. Nonqualified stock options become exercisable according to a vesting schedule determined at the grant date and expire no later than ten years after grant. During fiscal 1998, nonqualified stock options were granted at exercise prices approximating the market price on the date of grant. For fiscal 1998 and 1996, the weighted-average fair value of options granted was $9.29 and $1.20, respectively.

     A summary of transactions in the plans follows:

                     1998           1997          1996
                         Average       Average       Average
                        Exercise       Exercise     Exercise
               Shares   Price   Shares Price Shares  Price
Outstanding,
beginning
of year        896,755  $ 6.73 1,629,330  $7.22  1,667,055  $7.36
Granted        851,950   14.37         -      -     60,000   2.63
Expired       (170,132)  13.56   (87,395)  8.01    (97,725)  6.87
Exercised     (200,459)   6.32  (645,180)  7.78          -      -
Outstanding,
 end of
 year        1,378,114  $10.67   896,755  $6.73  1,629,330  $7.22
Exercisable,
 end of
 year          445,549  $ 6.32   489,504  $7.73    951,428  $8.42
Available for grant        333,440      1,153,230      1,093,825

     The Company accounts for these plans in accordance with the intrinsic value method. Pro forma compensation cost, net income (loss) and per share amounts computed as if the Company had accounted for the fiscal 1998 option grants on the fair value method would have been $0.8 million, $4.4 million and $.19 (basic) $.18 (diluted), respectively. Amounts for fiscal 1997 and fiscal 1996 would not have been materially different from reported amounts.

     The fair value of the granted options were determined using the Black-Scholes option pricing model with the following assumptions for fiscal 1998 and 1996, respectively: no common stock dividends; expected volatility of 59% and 40%; risk-free interest rates of 5.5% and 5.7%; and expected life of 7 years and 8 years.

     A summary of information about stock options outstanding at September 26, 1998 follows:

               Options Outstanding      Options Exercisable
Range of           Average  Average                Average
Exercise           Exercise Remaining              Exercise
Prices     Shares  Price    Life        Shares     Price
$2.63 -
 $5.94    287,104   $ 4.21    6.4       218,368   $  4.19
$6.125 -
 $9.75    308,085     7.29    4.3       197,706      7.51
$13.25 -
 $14.38   782,925    14.37    9.3        29,475     14.20
        1,378,114   $10.67    7.6       445,549   $  6.32

     At September 26, 1998, the Company had common stock warrants outstanding, exercisable for approximately 272,000 shares of the Company's common stock at a price of $8.00 per share and 453,000 shares at a price of $4.00 per share. The warrants expire October 4, 2000 and July 15, 2003, respectively.

Note 9:  Commitments and Contingencies

     The Company has various commitments for the purchase of materials, supplies and energy arising in the ordinary course of business. In connection with its capital expenditure program, the Company will spend approximately $16.4 million in fiscal 1999 to complete the purchase and installation of a new AC electric arc furnace at Newport. The furnace is scheduled for start-up in the second quarter of fiscal 1999.

     The Company has change of control severance agreements with certain of its key employees. The agreements contain provisions that would entitle each officer to receive an amount ranging from two to three times his base salary plus two to three times his five year average bonus, and continuation of certain benefits, if there is a change of control (as defined) of the Company and a termination of his employment.

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

     The Company is subject to federal, state and local environmental laws and regulations, including, among others, the Resource Conservation and Recovery Act (RCRA), the Clean Air Act, the 1990 Amendments to the Clean Air Act and the Clean Water Act, and all regulations promulgated in connection therewith, including, among others, those concerning the discharge of contaminants as air emissions or waste water effluents and the disposal of solid and/or hazardous wastes such as electric arc furnace dust. As such, the Company is from time to time involved in administrative and judicial proceedings and administrative inquiries related to environmental matters.

     As with other steel mills in the industry, the Company's steel mini-mills produce dust which contains lead, cadmium and chromium, and is classified as a hazardous waste. The Company currently collects the dust resulting from its electric arc furnace operations through emission control systems and contracts with a company for treatment and disposal of the dust at an EPA-approved facility.

     In August 1998, Newport received separate Notices of
Violation (NOV) from the Kentucky Division of Waste
Management and the Kentucky Division of Water related to a release of oil into the Licking River and certain related actions taken by Newport in connection therewith. The
Company understands that there is a federal criminal investigation underway relating to this matter. Based upon the information available to date, the Company is unable to determine the extent of civil penalties which may be assessed or whether criminal charges will be filed in connection with this incident.

     In November 1996, Koppel received an NOV from the EPA alleging violations of the Clean Air Act and the Pennsylvania State Implementation Plan. The violations allegedly occurred during 1995 and 1996 and pertain to air emissions from Koppel's electric arc furnace operations.
The conditions which contributed to the alleged violations were corrected and Koppel has demonstrated compliance with air emission regulations. At this time, the Company is unable to determine the extent of civil penalties which the EPA may assess.

     In March 1995, Koppel and the EPA signed a Consent Order relating to an April 1990 RCRA facility assessment (the Assessment) completed by the EPA and the Pennsylvania Department of Environmental Resources. The Assessment was performed in connection with a permit application pertaining to a landfill that is adjacent to the Koppel facilities.
The Assessment identified potential releases of hazardous constituents at or adjacent to the Koppel facilities prior to the Company's acquisition of the Koppel facilities. In accordance with the Consent Order, investigation, monitoring, testing and analysis of the potential releases has been completed and a final report has been forwarded to the EPA; however, additional remediation may be required. Pursuant to various indemnity provisions in agreements entered into at the time of the Company's acquisition of the Koppel facilities, certain parties have agreed to indemnify the Company against various known and unknown environmental matters. To date, the Company has been fully indemnified against all matters pertaining to the Consent Order and the Company believes that the indemnity provisions provide for it to be fully indemnified against all matters covered by the Consent Order, including all associated costs, claims and liabilities.

     In two separate incidents occurring in fiscal 1993 and 1992, radioactive substances were accidentally melted at Newport, resulting in the contamination of a quantity of electric arc furnace dust. In the fourth quarter of fiscal 1998, the Company entered into a contract with a company to dispose of the dust at an EPA - approved facility. The project is expected to be completed by the second quarter of fiscal 1999. Pursuant to the contract, the Company expects disposal costs to approximate $2.4 million and further, expects to receive $1.2 million in insurance claims which will be filed as disposal costs are incurred. As such, the Company adjusted its reserves and receivable to such amounts and recorded an extraordinary credit of $0.7 million, net of taxes of $0.3 million, or $.03 per basic and diluted share.


     Subject to the uncertainties concerning the storage of the radiation contaminated dust, the Company believes that it is currently in compliance in all material respects with all applicable environmental regulations. The Company cannot predict the level of required capital expenditures or operating costs that may result from future environmental regulations.

     Capital expenditures for the next twelve months relating to environmental control facilities are expected to be approximately $2.5 million, however, such expenditures could be influenced by new or revised environmental regulations and laws or new information or developments with respect to the Company's operating facilities.

     As of September 26, 1998, the Company had environmental remediation reserves of $2.7 million which pertain primarily to accrued disposal costs for radiation contaminated dust. Based upon its evaluation of available information, management does not believe that any of the environmental contingency matters discussed above are likely, individually or in the aggregate, to have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows. However, the Company cannot predict with certainty that new information or developments with respect to its environmental contingency matters, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Note 10:  Employee Benefit Plans

     The Company has established various profit sharing plans at the operating companies which are based on the earnings of the respective companies. Generally, the plans require mandatory contributions at a specified percentage of pretax profits (with a guaranteed minimum based on hours worked) for the bargaining unit employees, and discretionary contributions for salaried employees. The Company also has several defined contribution plans covering substantially all of its employees and a non-qualified deferred compensation plan covering certain employees. Expense for these plans was approximately $3.3 million, $2.8 million and $1.9 million in fiscal years 1998, 1997, and 1996, respectively.


Note 11:  Income Taxes

The provision (credit) for income taxes, including $0.3 million and ($2.3) million allocated to extraordinary items in fiscal 1998 and fiscal 1997, respectively, consists of the following:

(In thousands)            1998        1997         1996
Current                 $1,235     $  2,780     $(2,112)
Deferred                 1,247         (897)      1,528
Tax benefit of employee
stock option exercises
allocated to equity        474        1,281           -
Provision (credit) for
income taxes            $2,956     $  3,164     $  (584)

     The income tax provision (credit) differs from the amount computed by applying the statutory federal income tax rate to income (loss), including extraordinary items, before income taxes for the following reasons:

(In thousands)           1998         1997          1996
Income tax provision
(credit) at statutory
tax rate of 35%          $2,857      $2,664       $(3,864)
Change in taxes
resulting from:
 State income taxes,
 net of federal effect      471          95          (926)
 Change in valuation
  allowance                (139)        542         4,156
     Other, net            (233)       (137)           50
Provision (credit) for
 income taxes            $2,956      $3,164       $  (584)


     The following represents the components of deferred tax liabilities and assets at September 26, 1998 and September
27, 1997:

(In thousands)                         1998      1997
Deferred tax liabilities:
  Property, plant and equipment      $28,862    $30,517
      Other items                        152        671
                                      29,014     31,188
Deferred tax assets:
     Reserves and accruals             7,913      6,327
     Net operating tax loss
     carryforward                     14,076     16,730
     Alternative minimum tax
     and other tax credit
     carryforwards                     5,933      6,122
     Deferred financing costs              -      1,641
     Unrealized loss on investments    1,663        700
     Other items                         538      2,163
                                      30,123     33,683
     Valuation allowance              (4,559)    (4,698)
        Net deferred tax assets       25,564     28,985
Net deferred tax liability           $ 3,450   $  2,203


     For federal income tax purposes, the Company has alternative minimum tax credit carryforwards of approximately $5.8 million, which are not limited by expiration dates, and net operating tax loss carryforwards of approximately $40.2 million, which expire beginning in 2008. The Company has recorded deferred tax assets related to these carryforwards, net of a deferred tax asset valuation allowance. In estimating the amount of the valuation allowance required, the Company has considered future taxable income related to the reversal of temporary differences in the tax and financial reporting basis of assets and liabilities.

Note 12:  Related Party Transactions

     One of the Company's directors has a controlling interest in a company which purchases secondary and limited service tubular products from Newport. Sales to this customer were approximately $13.2 million, $15.6 million and $16.8 million for fiscal years 1998, 1997 and 1996, respectively. Trade receivables from this customer were $1.0 million at the end of fiscal 1998 and 1997.

Note 13:  Business Segment Information

     The Company operates in two business segments: specialty steel and industrial adhesives. Within the specialty steel segment are the operations of Newport, a manufacturer of welded tubular steel products and hot rolled coils and Koppel, a manufacturer of seamless tubular steel products and special bar quality (SBQ) products. The Company's specialty steel products consist of: (i) welded and seamless tubular goods used primarily in oil and natural gas drilling and production operations (oil country tubular goods, or OCTG); (ii) line pipe used in the transmission of oil, gas and other fluids; (iii) SBQ products used primarily in the manufacture of heavy industrial equipment and (iv) hot rolled coils which are sold to service centers and other manufacturers for further processing. Within the adhesives segment are the operations of Imperial, a manufacturer of industrial adhesives products and footwear finishes products.

     The operations of both segments are conducted principally in the United States. The Company grants trade credit to customers, the most significant of which are distributors serving the oil and natural gas exploration and production industries which purchase tubular steel products from the specialty steel products segment. In fiscal 1997, one customer accounted for 10.3% of net sales. The following table sets forth selected financial information by business segment for fiscal 1998, 1997 and 1996.



(In thousands)                        Depre-
                                       ciation
                   Oper-     Identi-  and       Capital
1998       Net     ating     fiable   Amorti-   Expen-
           Sales   Income    Assets   zation    ditures


Specialty
steel
segment   $369,293  $13,899   $242,244  $17,484   $31,996
Adhesives
segment     40,562    2,302     14,570      582       580
Corporate
assets and
allocations      -   (5,256)   161,394        -         -

Total
consoli-
dated     $409,855  $10,945   $418,208  $18,066   $32,576

1997
Specialty
steel
segment   $440,229  $43,760   $271,510  $16,954   $ 6,589
Adhesives
segment     40,941    1,799     13,505      655       550
Corporate
assets and
allocations      -   (4,591)   215,301        -         -

Total
consoli-
dated     $481,170  $40,968   $500,316  $17,609   $ 7,139

1996
Specialty
steel
segment   $369,466  $14,886   $245,642  $18,595   $ 6,279
Adhesives
segment     39,916    1,597     15,338      665       231
Corporate
assets and
alloca-
tions            -   (4,430)    39,054        -         -

Total consol-
idated    $409,382  $12,053   $300,034  $19,260   $ 6,510


Note 14:  Quarterly Financial Data (Unaudited)

     Quarterly results of operations for fiscal 1998 and 1997 are as follows:

(In thousands, except per share amounts)
                          First     Second     Third     Fourth
1998                     Quarter    Quarter    Quarter   Quarter
Net sales               $123,733   $123,566   $96,882   $65,674
Gross profit (loss)       17,591      16,179    9,753    (4,280)
Income (loss) before
extraordinary item         6,537       5,736    1,189    (8,915)
Net income (loss)          6,537       5,736    1,189    (8,256)
Net income (loss)
per common share
before extraordinary
 item
    Basic                    .27         .24      .05      (.39)
    Diluted                  .26         .23      .05      (.39)
Net income (loss)
per common share
    Basic                    .27         .24      .05      (.36)
    Diluted                  .26         .23      .05      (.36)

1997
Net sales               $105,167    $111,110  $132,853  $132,040
Gross profit              12,343      15,737    19,354    20,891
Income before extra-
ordinary item                249       2,169     4,930     6,356
Net income (loss)            249       2,169     4,930    (2,900)
Net income per common
 share before extra-
 ordinary item
    Basic                    .02         .16       .36       .42
    Diluted                  .02         .15       .33       .37
Net income (loss)
 per common share
    Basic                    .02         .16       .36      (.19)
    Diluted                  .02         .15       .33      (.13)


     Reference is made to Note 1: Summary of Significant Accounting Policies - Property, Plant and Equipment and Depreciation regarding a fiscal 1998 fourth quarter impairment loss. Also, reference is made to Notes 4 and 9 to the Consolidated Financial Statements for a discussion of extraordinary items in fiscal 1997 and 1998, respectively.

Note 15:  Summarized Financial Information

     The Company's Senior Secured Notes are unconditionally guaranteed in full, jointly and severally, by each of the Company's subsidiaries (Subsidiary Guarantors), each of which is wholly-owned. Separate financial statements of the Subsidiary Guarantors are not presented because they are not deemed material to investors. The following is summarized financial information of the Subsidiary Guarantors as of September 26, 1998 and September 27, 1997 and for each of the three years in the period ended September 26, 1998. All significant intercompany accounts and transactions between the Subsidiary Guarantors have been eliminated.

(In thousands)                  September      September
                                 26,1998       27, 1997
Current assets                  $130,129       $168,412
Noncurrent assets                140,942        131,526

Current liabilities               43,990         70,871

Payable to parent               $174,316       $174,495
Other noncurrent liabilities       1,379          2,003
 Total noncurrent liabilities   $175,695       $176,498




                      Fiscal Year Ended
(In thousands)                    1998        1997        1996

Net sales                       $409,855    $481,170    $409,382
Gross profit                     39,243      68,325      39,797
Income (loss) before extra-
ordinary items                     3,320      8,209       (5,816)
Net income (loss)                 3,979      8,209       (5,816)



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

     In connection with their annual audit, independent public accountants perform an examination in accordance with generally accepted auditing standards, which includes a review of the system of internal accounting control and an expression of an opinion that the consolidated financial statements are fairly presented in all material respects.

     The Board of Directors, through its Audit Committee composed solely of non-employee directors, reviews the Company's financial reporting and accounting practices. The independent public accountants meet regularly with and have access to this Committee, with or without management present, to discuss the results of their audit work.


Clifford R. Borland
Chairman, President
and Chief Executive Officer


John R. Parker
Vice President, Treasurer and Chief Financial Officer


Report of Independent Public Accountants

To  NS Group, Inc.

     We have audited the accompanying consolidated balance sheets of NS Group, Inc. (a Kentucky corporation) and subsidiaries as of September 26, 1998 and September 27, 1997, and the related consolidated statements of operations, common shareholders' equity and cash flows for each of the three years in the period ended September 26, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NS Group, Inc. and subsidiaries as of September 26, 1998 and September 27, 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 26, 1998 in conformity with generally accepted accounting principles.



                              ARTHUR ANDERSEN  LLP
Cincinnati, Ohio
November 2, 1998


Consolidated Historical Summary


(Dollars in thousands, except per share amounts)


                             1998     1997       1996       1995

Summary of Operations
Net sales                 $409,855  $481,170  $409,382  $371,352
Operating income (loss)     10,945    40,968    12,053     7,806
Operating income margin       2.7%      8.5%      2.9%      2.1%
Income (loss) before
extraordinary items          4,547    13,704   (10,457)   (5,056)
Net income (loss)            5,206     4,448   (10,457)  (10,256)
Income (loss) per diluted
share before extraordinary
 items                         .19       .92      (.76)     (.36)
Net income (loss) per
diluted share                  .21       .30      (.76)     (.74)
Dividends per common share
Weighted average shares
outstanding
diluted (000's)             24,511    14,969    13,809    13,809



Other Financial and Statistical Data

Working capital           $146,991  $226,931  $ 80,905 $ 72,854
Total assets               418,208   500,316   300,034  298,497
Long-term debt              76,325    76,424   164,789  166,528
Common shareholders'
 equity                    277,586   272,815    57,116   68,110
Capital expenditures        32,576     7,139     6,510   12,233
Depreciation and
amortization                19,238    23,828    20,902   21,311
EBITDA                      41,085    61,052    32,594   31,141
Current ratio                 3.79      2.64      2.16     2.27
Debt-to-equity ratio           .28       .29      2.93     2.47
Book value per
outstanding share            12.08     11.70      4.14     4.93
Steel product
  shipments (tons)
 Tubular products           450,000   590,000   506,000   440,000

 Special bar quality
 products and other         184,000   179,000  177,000   216,000
Employees                     1,803     1,948    1,774     1,728


   * Includes the impact of the sale of Kentucky Electric
     Steel Corporation
  ** Assets of Koppel Steel Corporation acquired



       1994*     1993      1992     1991**     1990      1989
     $303,380  $353,082  $281,242  $212,471  $249,871  $219,414
          689    11,672     1,401   (18,177)   19,370    18,469
          .2%      3.3%       .5%     (8.6)%     7.8%      8.4%
       13,208    (5,896)  (13,358)  (20,603)   13,047    12,773
       13,208    (6,991)  (15,900)  (20,603)   13,047    12,773
          .95      (.44)     (.99)    (1.53)      .96       .94
          .95      (.52)    (1.18)    (1.53)      .96       .94
            -         -       .06       .12       .11       .05
       13,843    13,553    13,483    13,449    13,589    13,535



    $  50,682  $ 43,174  $ 44,198  $ 48,411  $ 64,858  $ 55,714
      315,327   317,242   319,079   329,889   220,856   177,292
      138,110   156,056   164,180   168,822    65,884    24,958
       76,464    62,622    68,574    85,149   107,226    95,490
       10,394     5,488     4,148   112,573    45,011    28,081
       18,789    19,093    18,711     5,725     6,879     6,080
       21,566    30,355    20,515    (1,360)   28,852    27,514
         1.56      1.49      1.60      1.79      2.90      2.30
         2.01      2.64      2.52      2.11       .65       .31
         5.54      4.57      5.08      6.33      7.98      7.13

      370,000  385,000    292,000   215,000   285,000   209,000
      191,000  363,000    299,000   212,000   239,000   262,000
        1,568    1,995      1,770     1,705     1,479     1,457


Corporate and Shareholder Information

Stock Market Information
    NS Group, Inc. is listed on the New York Stock Exchange, trading symbol, NSS.

Stock Price
     Fiscal 1998        High           Low
     1st  Quarter       $41 1/4       $13 1/4
     2nd Quarter         18            12 5/8
     3rd Quarter         15 7/16        8 5/16
     4th Quarter         10 1/4         5 1/2

     Fiscal 1997        High           Low
     1st  Quarter       $   4 3/8     $ 3
     2nd Quarter            5 5/8       4 1/8
     3rd Quarter           11 7/8       4 3/4
     4th Quarter           34 1/4      11 1/2